Form 20-F
period 2022-12-31
Genetron Holdings Ltd
filed 2023-05-12
CIK 1782594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

457,743,530 ordinary shares, par value US$0.00002 per share, as of December 31, 2022.

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

Large Accelerated Filer	☐	Accelerated Filer ☒	Non-accelerated Filer	☐
			Emerging growth company	☐

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

Yes  ☒                No  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing five of our ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Greater China,” with respect to our collaboration with CStone Pharmaceuticals (Suzhou) Co., Ltd. (“CStone”), refer to Mainland China, Taiwan, Hong Kong and Macau;
●	“Genetron” refers to Genetron Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability;
●	“IVD” refers to in vitro diagnostics products, including platforms and assays;
●	“LDT” refers to laboratory developed tests which examine samples taken from the human body, such as body fluids (blood, urine, cerebrospinal fluid, etc.) and tissue, and are conducted in our laboratories.
●	“ordinary shares” refers to our ordinary shares of par value US$0.00002 per share;
●	“PRC Subsidiaries” refers to Genetron (Tianjian) Co., Ltd. and Genetron (Wuxi) Business Management Co., Ltd., which has power over and ability to receive substantially all the economic benefits from the respective VIE s which results in consolidation for accounting purposes,, in the context of describing of their activities;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“we,” “us,” “our Company,” or “our” refers to Genetron Holdings Limited and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, its consolidated VIEs and their subsidiaries; and
●	“variable interest entities,” or “VIEs,” refers to Genetron Health (Beijing) Co., Ltd. and Genetron (Wuxi) Biotech Co., Ltd. in the context of describing their activities and contractual arrangements with us.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8972 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2022.

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

As used in this annual report, (i) “we,” “us,” “our Company,” or “our” refers to Genetron Holdings Limited and its subsidiaries, and, in the context of describing the Group’s consolidated financial information, business operations and operating data, the consolidated VIEs and their subsidiaries; (ii) “Genetron” refers to Genetron Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability; (iii) “PRC Subsidiaries” refers to Genetron (Tianjin) Co., Ltd., which has power over and ability to receive substantially all the economic benefits from Genetron Health (Beijing) Co., Ltd. which results in consolidation for accounting purposes, and Genetron (Wuxi) Business Management Co., Ltd., which has power over and ability to receive substantially all the economic benefits from Genetron (Wuxi) Biotech Co., Ltd., which results in consolidation for accounting purposes, in the context of describing of their activities; and (iv) “variable interest entities,” or “VIEs,” refers to Genetron Health (Beijing) Co., Ltd. and Genetron (Wuxi) Biotech Co., Ltd. in the context of describing their activities and contractual arrangements with us. The VIEs primarily conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which we own equity.

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

However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment. Therefore, we have power over and receive substantially all the economic benefits of Genetron Health through contractual arrangements among Genetron (Tianjin) Co., Ltd., Genetron Health and shareholders of Genetron Health; and we have power over and receive substantially all the economic benefits of Genetron (Wuxi) Biotech Co., Ltd. through contractual arrangements among Genetron (Wuxi) Business Management Co., Ltd, Genetron (Wuxi) Biotech Co., Ltd. and its shareholders. As a result of these contractual arrangements, we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with IFRS. For a detailed description about such structure and the relevant contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure.”

The VIEs are owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners of the Company. Such structure involves unique risks to investors in the ADSs and ordinary shares. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Our contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law in the PRC, and investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our Company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual rights over the assets and operations of the VIE that conduct a significant portion of our business in China. These risks could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with the use of variable interest entities, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the uncertainties associated with potential lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditor in the future. The PRC government has recently published new policies and made statements, such as those related to regulatory approvals of offshore offerings and data security or anti-monopoly concerns, that may have significantly affected us and our industry as a whole and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could impact our ability to conduct our business, accept foreign investments, or maintain list on Nasdaq or list on other foreign exchange, and cause the value of our securities to significantly decline or in extreme cases, become worthless.

Implication of the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information––3.D. Risk Factors––Risks Related to Doing Business in the PRC–– The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” And “Item 3. Key Information––3.D. Risk Factors––Risks Related to Doing Business in the PRC–– Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our material subsidiaries and the consolidated VIEs.

Notes:

(1)

Shareholders of Genetron Health (Beijing) Co., Ltd., or Genetron Health, are (a) Wang-Acting-in-Concert Group (as defined below), collectively holding 58.0% equity interests of Genetron Health, and (b) a diversified group of unrelated PRC-based institutional investors that are also shareholders of Genetron Holdings Limited, collectively holding 42.0% of equity interests of Genetron Health, among which Shenzhen Jiadao Gongcheng Equity Investment Funds (Limited Partnership) and Shenzhen Haixia Life Science Investment Partnership (Limited Partnership) owns 8.9% and 8.0% of equity interests of Genetron Health, respectively.

On October 10, 2017, Mr. Sizhen Wang, the immediate family members of executive officer and co-founder (Dr. Yan Hai and Mr. Weiwu He), Beijing Jinchuang Junmeng Investment Management Center (Limited Partnership), Zhuhai Jinchuang Junhe Investment Management Center (Limited Partnership) and Beijing Jinchuang Junlian Investment Management Center (Limited Partnership) (such persons collectively, the “Wang-Acting-in-Concert Group”), entered into a concert party agreement pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at Genetron Health’s shareholders’ general meetings and Genetron Health’s board meetings, (ii) recognize the controlling position of Mr. Sizhen Wang, CEO of the Company and Chairman of the Board; and (iii) act in concert in accordance with Mr. Sizhen Wang’s opinions in respect of the daily operations and management and the major decision-making of Genetron Health.

(2)

Shareholders of Genetron (Wuxi) Biotech Co., Ltd. are Sizhen Wang and Yuchen Jiao, our Chief Technology Officer of the Company, each holding 90% and 10%, respectively, equity interests of Genetron (Wuxi) Biotech Co., Ltd.

Disaggregated Financial Information relating to the VIEs

In 2020, 2021 and 2022, external revenues contributed by the VIEs and their subsidiaries accounted for 100.0%, 99.98% and 98.28%, respectively, of our total revenues. As of December 31, 2021 and 2022, total assets of the VIEs, excluding amounts due from other companies in our group, equaled to 48.9% and 71.9% of our consolidated total assets as of the same dates, respectively.

Set forth below are the condensed consolidating schedule showing the financial position as of December 31, 2021 and 2022, and results of operations and cash flows for the years ended December 31, 2020, 2021 and 2022 for (i) Genetron Holdings Limited (the “Parent”); (ii) the PRC Subsidiaries, which have power over and ability to receive substantially all the economic benefits from the VIEs and their subsidiaries which results in consolidation for accounting purposes; (iii) other subsidiaries (excluding the PRC Subsidiaries); (iv) the VIEs and their subsidiaries; (v) eliminating adjustments; and (vi) consolidated totals.

	As of December 31, 2021						As of December 31, 2022
		Other	PRC	VIEs and their	Eliminating	Consolidated		Other	PRC	VIEs and their	Eliminating	Consolidated
	Parent	Subsidiaries	Subsidiaries	subsidiaries	Adjustments	Totals	Parent	Subsidiaries	Subsidiaries	subsidiaries	Adjustments	Totals

Condensed Consolidating Schedule of Financial Position	(RMB in thousands)						(RMB in thousands)
Property, plant and equipment(1)	—	7,619	5,499	100,622	(3,455)	110,285	—	11,138	5,535	123,232	(1,152)	138,753
Right-of-use assets	—	11,091	738	40,245	—	52,074	—	9,980	—	28,904	—	38,884
Intangible assets	—	2,501	1,669	16,525	—	20,695	—	6,647	5,273	20,148	—	32,068
Financial assets at fair value through profit or loss	25,503	—	—	24,277	—	49,780	27,859	—	—	22,637	—	50,496
Prepayments	19,766	4,208	5,912	7,724	—	37,610	—	2,285	—	3,888	—	6,173
Amounts due from Group companies(2)	—	1,360,431	1,168,130	—	(2,528,561)	—	—	1,590,661	1,430,703	—	(3,021,364)	—
Investments in subsidiaries and VIEs(3)	1,138,922	—	210,000	—	(1,348,922)	—	558,800	—	210,000	—	(768,800)	—
Total non-current assets	1,184,191	1,385,850	1,391,948	189,393	(3,880,938)	270,444	586,659	1,620,711	1,651,511	198,809	(3,791,316)	266,374
Inventories(1)	—	—	477	35,700	(574)	35,603	—	1,045	609	41,355	(582)	42,427
Trade receivables	—	—	—	282,113	—	282,113	—	—	809	242,314	—	243,123
Other receivables and prepayments	7,170	2,037	16,455	72,233	—	97,895	16,765	1,525	14,640	32,501	—	65,431
Amounts due from Group companies(2)	6,713	—	65,056	3,890	(75,659)	—	735	—	202,675	5,646	(209,056)	—
Amounts due from other related parties	—	—	—	597	—	597	—	—	—	110	—	110
Financial assets at fair value through profit or loss	91,562	—	9,924	49,957	—	151,443	83,207	3,168	401	70,650	—	157,426
Cash and cash equivalents	44,691	243,756	273,949	76,646	—	639,042	4,211	9,490	70,488	92,077	—	176,266
Other current assets	—	—	5,091	35,391	—	40,482	—	—	929	23,240	—	24,169
Total current assets	150,136	245,793	370,952	556,527	(76,233)	1,247,175	104,918	15,228	290,551	507,893	(209,638)	708,952
Total assets	1,334,327	1,631,643	1,762,900	745,920	(3,957,171)	1,517,619	691,577	1,635,939	1,942,062	706,702	(4,000,954)	975,326
Borrowings	—	—	—	—	—	—	—	—	—	7,098	—	7,098
Lease liabilities	—	9,587	—	24,278	—	33,865	—	8,505	—	11,740	—	20,245
Deficit in subsidiaries and VIEs(3)	—	269,229	924,376	—	(1,193,605)	—	—	843,168	1,455,786	—	(2,298,954)	—
Amounts due to Group companies(2)	75,457	—	1,074,974	1,378,130	(2,528,561)	—	106,688	9,340	1,273,974	1,631,362	(3,021,364)	—
Other non-current liabilities	—	—	8,612	—	—	8,612	—	—	9,760	—	—	9,760
Total non-current liabilities	75,457	278,816	2,007,962	1,402,408	(3,722,166)	42,477	106,688	861,013	2,739,520	1,650,200	(5,320,318)	37,103
Trade payables	—	—	8,016	47,751	—	55,767	—	—	23,317	39,731	—	63,048
Other payables and accruals	51,837	1,655	4,041	99,699	—	157,232	36,260	2,455	11,315	135,976	—	186,006
Amounts due to Group companies(2)	1,442	—	2,448	71,680	(75,570)	—	2,507	1,047	2,110	203,269	(208,933)	—
Borrowings	—	—	—	19,554	—	19,554	—	—	5,000	104,734	—	109,734
Lease liabilities	—	2,161	711	17,700	—	20,572	—	2,501	—	18,989	—	21,490
Other current liabilities	—	—	461	11,504	—	11,965	—	—	—	9,589	—	9,589
Total current liabilities	53,279	3,816	15,677	267,888	(75,570)	265,090	38,767	6,003	41,742	512,288	(208,933)	389,867
Total liabilities	128,736	282,632	2,023,639	1,670,296	(3,797,736)	307,567	145,455	867,016	2,781,262	2,162,488	(5,529,251)	426,970
Total shareholders’ equity/(deficit)	1,205,591	1,349,011	(260,739)	(924,376)	(163,896)	1,205,591	546,122	768,923	(839,200)	(1,455,786)	1,526,063	546,122
Non-controlling interests	—	—	—	—	4,461	4,461	—	—	—	—	2,234	2,234
Total equity and liabilities	1,334,327	1,631,643	1,762,900	745,920	(3,957,171)	1,517,619	691,577	1,635,939	1,942,062	706,702	(4,000,954)	975,326

	For the year ended December 31, 2020						For the year ended December 31, 2021						For the year ended December 31, 2022
				VIEs and						VIEs and						VIEs and
		Other	PRC	their	Eliminating	Consolidated		Other	PRC	their	Eliminating	Consolidated		Other	PRC	their	Eliminating	Consolidated
	Parent	Subsidiaries	Subsidiaries	subsidiaries	Adjustments	Totals	Parent	Subsidiaries	Subsidiaries	subsidiaries	Adjustments	Totals	Parent	Subsidiaries	Subsidiaries	subsidiaries	Adjustments	Totals

Condensed Consolidating Schedule of Results of Operations	(RMB in thousands)						(RMB in thousands)						(RMB in thousands)
Total revenue(1)	—	—	45,034	424,485	(45,034)	424,485	—	—	46,228	534,111	(48,389)	531,950	—	47	183,651	641,190	(174,182)	650,706
Total cost of revenue and expenses	(19,480)	(5,357)	(60,641)	(647,255)	46,189	(686,544)	(51,124)	(26,089)	(73,290)	(918,859)	51,267	(1,018,095)	(48,689)	(39,643)	(247,252)	(1,131,789)	176,337	(1,291,036)
Equity method on loss of subsidiaries(3)	(225,796)	(258,868)	(236,102)	—	720,766	—	(445,020)	(445,998)	(425,411)	—	1,316,429	—	(747,430)	(592,958)	(550,429)	—	1,890,817	—
Fair value loss of financial instruments with preferred rights	(2,823,370)	—	—	—	—	(2,823,370)	—	—	—	—	—	—	—	—	—	—	—	—
Others-net	(397)	38,429	(8,314)	(13,332)	—	16,386	(94)	27,067	(2,763)	(40,663)	—	(16,453)	(12,284)	(114,876)	16,550	(59,830)	140	(170,300)
Loss before income tax	(3,069,043)	(225,796)	(260,023)	(236,102)	721,921	(3,069,043)	(496,238)	(445,020)	(455,236)	(425,411)	1,319,307	(502,598)	(808,403)	(747,430)	(597,480)	(550,429)	1,893,112	(810,630)
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loss for the year	(3,069,043)	(225,796)	(260,023)	(236,102)	721,921	(3,069,043)	(496,238)	(445,020)	(455,236)	(425,411)	1,319,307	(502,598)	(808,403)	(747,430)	(597,480)	(550,429)	1,893,112	(810,630)
Owners of the Company	(3,069,043)	(225,796)	(260,023)	(236,102)	721,921	(3,069,043)	(496,238)	(445,020)	(455,236)	(425,411)	1,325,667	(496,238)	(808,403)	(747,430)	(597,480)	(550,429)	1,895,339	(808,403)
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	(6,360)	(6,360)	—	—	—	—	(2,227)	(2,227)

	For the year ended December 31, 2020						For the year ended December 31, 2021						For the year ended December 31, 2022
				VIEs and						VIEs and						VIEs and
		Other	PRC	their	Eliminating	Consolidated		Other	PRC	their	Eliminating	Consolidated		Other	PRC	their	Eliminating	Consolidated
	Parent	Subsidiaries	Subsidiaries	subsidiaries	Adjustments	Totals	Parent	Subsidiaries	Subsidiaries	subsidiaries	Adjustments	Totals	Parent	Subsidiaries	Subsidiaries	subsidiaries	Adjustments	Totals

Condensed Consolidating Schedule of Cash Flows	(RMB in thousands)						(RMB in thousands)						(RMB in thousands)
Net cash used in operating activities	(36,241)	(12,459)	(55,603)	(196,594)	—	(300,897)	(35,706)	(18,256)	(64,272)	(405,910)	—	(524,144)	(36,359)	(31,307)	(165,297)	(227,234)	—	(460,197)
Investment in subsidiaries(3)	(1,006,010)	(438,036)	—	—	1,444,046	—	(886,610)	(258,607)	(210,000)	—	1,355,217	—	(24,302)	—	—	—	24,302	—
Loans to Group companies(4)	—	(546,384)	(499,424)	—	1,045,808	—	—	(1,371,357)	(718,600)	—	2,089,957	—	—	(249,000)	(404,080)	—	653,080	—
Repayments of loans from Group companies(4)	—	—	—	—	—	—	—	770,000	282,480	—	(1,052,480)	—	—	25,000	141,507	—	(166,507)	—
Other investing activities	(34,323)	(9,489)	(31,614)	(9,223)	—	(84,649)	(91,931)	(5,154)	13,509	(52,699)	—	(136,275)	(7,106)	(11,415)	9,879	(79,190)	—	(87,832)
Net cash (used in)/ generated from investing activities	(1,040,333)	(993,909)	(531,038)	(9,223)	2,489,854	(84,649)	(978,541)	(865,118)	(632,611)	(52,699)	2,392,694	(136,275)	(31,408)	(235,415)	(252,694)	(79,190)	510,875	(87,832)
Capital contribution from Group companies(3)	—	1,006,010	438,036	—	(1,444,046)	—	—	1,096,610	258,607	—	(1,355,217)	—	—	24,302	—	—	(24,302)	—
Proceeds from loans from Group companies(4)	—	—	546,384	499,424	(1,045,808)	—	75,457	—	1,085,900	928,600	(2,089,957)	—	25,000	9,340	224,000	394,740	(653,080)	—
Repayments of loans from Group companies(4)	—	—	—	—	—	—	—	—	(770,000)	(282,480)	1,052,480	—	—	—	(25,000)	(141,507)	166,507	—
Proceeds from issuance of ordinary shares and financial instruments with preferred rights	1,746,842	—	—	—	—	1,746,842	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares and financial instruments with preferred rights	(4,102)	—	—	—	—	(4,102)	—	—	—	—	—	—	—	—	—	—	—	—
Other financing activities	300,429	—	—	(298,657)	—	1,772	50,786	(1,277)	8,936	(116,850)	—	(58,405)	843	(2,390)	4,277	68,637	—	71,367
Net cash generated from /(used in) financing activities	2,043,169	1,006,010	984,420	200,767	(2,489,854)	1,744,512	126,243	1,095,333	583,443	529,270	(2,392,694)	(58,405)	25,843	31,252	203,277	321,870	(510,875)	71,367
Net increase/(decrease) in cash and cash equivalents	966,595	(358)	397,779	(5,050)	—	1,358,966	(888,004)	211,959	(113,440)	70,661	—	(718,824)	(41,924)	(235,470)	(214,714)	15,446	—	(476,662)
Exchange differences on cash and cash equivalents	(147,158)	33,406	(9,213)	(189)	—	(123,154)	(8,846)	(1,318)	(7,666)	(70)	—	(17,900)	1,444	1,204	11,253	(15)	—	13,886
Cash and cash equivalents at beginning of year	122,104	67	6,489	11,294	—	139,954	941,541	33,115	395,055	6,055	—	1,375,766	44,691	243,756	273,949	76,646	—	639,042
Cash and cash equivalents at end of year	941,541	33,115	395,055	6,055	—	1,375,766	44,691	243,756	273,949	76,646	—	639,042	4,211	9,490	70,488	92,077	—	176,266

Notes:

(1)	It includes intercompany sales of equipment and reagents, among others, between PRC Subsidiaries and VIEs and their subsidiaries, which were eliminated at the consolidation level. For the years ended December 31, 2020, 2021 and 2022, the PRC Subsidiaries did not charge any service fees from VIEs and their subsidiaries.
(2)	It represents the intercompany balances eliminated at the consolidation level.
(3)	It represents the elimination of the investment in PRC Subsidiaries and other subsidiaries at the consolidation level.
(4)	It represents the elimination of the intercompany advances and repayments among companies within our group.

Transfer of Funds and Other Assets

The following diagram summarizes how funds were transferred among Genetron Holdings Limited, our subsidiaries, and the VIEs.

Under PRC law, Genetron Holdings Limited may provide funding to our PRC Subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements.

In 2020, 2021 and 2022, Genetron Holdings Limited made aggregate capital contributions of RMB438.0 million, RMB258.6 million and nil, respectively to Genetron (Tianjin) Co., Ltd. and Genetron (Wuxi) Business Management Co., Ltd., collectively.

In 2020, 2021 and 2022, there were no payment or prepayment of service fees from the VIEs to our PRC subsidiaries.

Our PRC Subsidiaries, maintained certain personnel to support the operations of the VIEs. There were no other assets transferred between the VIEs and other entities in 2020, 2021 and 2022.

Genetron Holdings Limited has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares to investors, including U.S. investors. In addition, none of our subsidiaries have made any dividends or distribution to Genetron Holdings Limited. As such, no such transfers, dividends, or distributions have been made to date. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business and intend to settle amounts owed under the VIE agreements in accordance with the terms of such agreements to the extent permitted under the PRC laws and regulations. As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Under our current corporate structure, Genetron Holdings Limited’s ability to pay dividends, if any, to its shareholders and ADS holders, including U.S. Investors, and to fund any cash and financing requirements it may have will depend upon dividends paid by our PRC Subsidiaries.

Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Genetron Holdings Limited and our shareholders, including U.S. investors, only out of their distributable profits, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. Under PRC laws and regulations, our PRC Subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Genetron Holdings Limited. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC Subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and U.S. Investors. As a result, the funds in our PRC subsidiaries or the VIEs in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIEs, and subsidiaries of the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, the VIEs and subsidiaries of the VIEs in China have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries, the VIEs and subsidiaries of the VIEs in China, which are listed below and no such permissions or approvals have been denied.

License/Permit	Holder	Grant Date	Expiration Date
Medical Device Manufacturing Permit	Genetron Health (Beijing) Co., Ltd.	June 24, 2020	February 8, 2023
Medical Device Manufacturing Permit	Genetron Health (Chongqing) Co., Ltd.	December 13 , 2022	December 27, 2027
Medical Device Operation Permit	Genetron Health (Beijing) Co., Ltd.	June 29, 2020	June 28, 2025
Medical Device Operation Permit	Genetron Health (Chongqing) Co., Ltd.	May 22, 2020	May 29, 2023
National High-tech Enterprise Certificate	Genetron Health (Beijing) Co., Ltd.	November 28, 2022	November 27, 2025
Medical Institution Practice License	Guangzhou Genetron Medical Laboratory Co., Ltd.	December 17, 2019	December 17, 2024
Medical Institution Practice License	Beijing Genetron Medical Laboratory Co., Ltd.	August 23, 2022	May 10, 2026
Medical Institution Practice License	Tianjin Genetron Clinic Co., Ltd.	August 4, 2021	April 11, 2026
Filing Receipt of Pathogenic Microbe Bio-Safety Lab (BSL-2)	Guangzhou Genetron Medical Laboratory Co., Ltd.	May 25, 2020	-
Record-Filing Notice of Pathogenic Microbe Lab and Activities Conducted Therein in Beijing	Beijing Genetron Medical Laboratory Co., Ltd.	May 9, 2020	-
Acceptance Certificate of Technique Used by Clinical Gene Amplification Testing Lab	Guangzhou Genetron Medical Laboratory Co., Ltd.	February 1, 2021	January 31, 2026
Medical Device Registration Certificate (Human 8 Gene Mutation Comprehensive Detection Kit (Semiconductor Sequencing Method)) Registration No.: Guoxiezhuzhun 2020340072	Genetron Health (Beijing) Co., Ltd.	January 22, 2020	January 21, 2025
Medical Device Registration Certificate(Biochip Reader) Registration No.: Yuxiezhuzhun 20172400136	Genetron Health (Chongqing) Co., Ltd.	October 31, 2022	October 30, 2027
Medical Device Registration Certificate (Fully-automated Sampling System) Registration No.: Yuxiezhuzhun 20192220364	Genetron Health (Chongqing) Co., Ltd.	November 25, 2019	November 24, 2024
Medical Device Registration Certificate (Gene Sequencing Instrument) Registration No.: Guoxiezhuzhun 20193220820	Genetron Health (Chongqing) Co., Ltd.	November 1, 2019	October 31, 2024
Medical Device Registration Certificate (Gene Sequencing Instrument) Registration No.: Guoxiezhuzhun 2020032220081	Genetron Health (Chongqing) Co., Ltd.	January 22, 2020	January 21, 2025

Furthermore, in connection with the VIEs’ operations and our previous issuance of ordinary shares represented by the ADSs to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, the VIEs and the subsidiaries of the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to file an application for cybersecurity review by the Cyberspace Administration of China, or the CAC, as advised by Shihui Partners, our PRC legal counsel, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (the “Listing Guidelines”), which came into effect on March 31, 2023. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Trial Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Trial Measures.

Furthermore, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. For example, despite the rapid development of LDTs in China in recent years, due to the relatively short history of the LDT industry in China, a comprehensive regulatory framework governing the LDT industry has not been established. There are certain risks associated with the regulatory uncertainties of the provision of our LDT services in China. For details of such risks and regulatory uncertainties, see “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Business and Industry—We may be adversely affected by the uncertainties and changes in the regulation of cancer genomic testing service industry or LDT industry in general in the PRC, and any lack of requisite approvals, permits, registrations or filings in relation to our business may have a material adverse effect on our business, results of operations and prospects, and “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Business and Industry—If we fail to obtain applicable licenses or registrations for our IVD medical products, we will unable to commercially manufacture, distribute and market our products, and our commercialization of IVD medical products might be substantially harmed.” If we, our PRC subsidiaries, the VIEs or the VIEs’ subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be subject to government enforcement actions, investigations, penalties, sanctions and fines imposed by the CSRC, the CAC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries, the VIEs or the VIEs’ subsidiaries may be ordered to suspend and its business qualifications and licenses may be revoked.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

3.A. Reserved

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Risk Factors

Genetron Holdings Limited. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and through contractual arrangements with the consolidated VIEs and the subsidiaries of the VIEs. However, we and our direct and indirect subsidiaries do not have and it is virtually impossible for them to have, any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in precision oncology services, which fall within the scope of the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment, a prohibited category for foreign investment in the PRC. As a result, we depend on the contractual arrangements with the VIEs to have power over and receive substantially all the economic benefits of the business and operations of the VIEs and their subsidiaries. This structure allows us to consolidate the VIEs and their subsidiaries for accounting purposes. This structure also provides contractual exposure to foreign investment in such companies. The VIEs are owned by their respective shareholders, not by us. All of these shareholders are also affiliated with our Company or affiliated with certain shareholders of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, (i) “we,” “us,” “our Company,” or “our” refers to Genetron Holdings Limited and its subsidiaries, and, in the context of describing the group’s consolidated financial information, business operations and operating data, the consolidated VIEs and their subsidiaries; (ii) Genetron” refers to Genetron Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability; (iii) “PRC Subsidiaries” refers to Genetron (Tianjin) Co., Ltd., which has power over and ability to receive substantially all the economic benefits from Genetron Health (Beijing) Co., Ltd. which results in consolidation for accounting purposes, and Genetron (Wuxi) Business Management Co., Ltd., which has power over and ability to receive substantially all the economic benefits from Genetron (Wuxi) Biotech Co., Ltd. which results in consolidation for accounting purposes, in the context of describing of their activities; and (iv) “variable interest entities,” or “VIEs,” refers to Genetron Health (Beijing) Co., Ltd. and Genetron (Wuxi) Biotech Co., Ltd. in the context of describing their activities and contractual arrangements with us.

Our corporate structure involves unique risks to investors in the ADSs. In 2020, 2021 and 2022, external revenues contributed by the VIEs and their subsidiaries accounted for 100.0%, 99.98% and 98.28%, respectively, of our total revenues. As of December 31, 2021 and 2022, total assets of the VIEs and their subsidiaries, excluding amounts due from other companies in our group, equaled to 48.9% and 71.9% of our consolidated total assets as of the same dates, respectively. Our executive officers and directors reside in China for a significant portion of time and it may be difficult for investors to bring any actions against, or to enforce any judgments obtained from foreign courts against, our Company or our officers and directors in China. In addition, as of the date of this annual report, to the best knowledge of our directors and management, our VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline significantly in value or become worthless if we are unable to effectively enforce our contractual rights over the assets and operations of the VIEs that conducts a significant portion of our business in China.

We face various significant regulatory, liquidity and enforcement risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. In particular, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. We also face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as uncertainties associated with potential lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditor in the future.

The PRC government may also intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we have previously registered for sale. The PRC government has published new policies and made statements, such as those related to regulatory approvals of offshore offerings and data security or anti-monopoly concerns, that although did not target on our company specifically, nevertheless have significantly affected certain industries and other PRC-based issuers as a whole, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or maintain list on Nasdaq or list on other foreign exchange, and offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

You should carefully consider all of the information in this annual report before making an investment in the ordinary shares or ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to a company’s operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and business in Hong Kong and Macau in the future. As of the date of this Annual Report, we do not have operations in Hong Kong or Macau. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We are a China-based company and we may face risks and uncertainties in doing business in China, including:

●	We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure. For details, see page 57 to 59 of this annual report.
●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and changes in laws, regulations and policies in China could adversely affect us. For details, see page 59 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. For details, see page 60 of this annual report.
●	Our current corporate structure, corporate governance and business operations may be affected by Foreign Investment Law. For details, see pages 60 and 61 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, see page 68 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 68 and 69 of this annual report;
●	The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted. For details, see page 69 of this annual report.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our financing activities to make loans or additional capital contributions to our PRC subsidiaries and making loans to the VIE or its subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business. For details, see page 66 of this annual report.

Risks Related to Our Corporate Structure

We face risks and uncertainties related to our corporate structure, including:

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to our contractual arrangements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements and, consequently, significantly affect our financial condition and results of operation. If the PRC government finds our contractual arrangements noncompliant with relevant PRC laws, regulations and rules, or if these laws, regulations and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. For details, see pages 52 and 53 of this annual report.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see pages 53 and 54 of this annual report.
●	We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership. For details, see page 53 of this annual report.
●	The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition. For details, see page 54 of this annual report.

●	Our exercise of the option to acquire equity ownership and assets of the VIEs may subject us to certain limitation and substantial costs. For details, see page 54 of this annual report. and
●	We may lose the ability to use and enjoy licenses, approvals and assets held by the VIEs that are material to the operation of certain portions of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding. For details, see page 55 of this annual report.

Risks Related to Our Limited Operating History, Our Financial Prospectus and Need for Additional Capital

We face risks and uncertainties with respect to our limited operating history, our financial prospectus and need for additional capital, including:

●	Our audit report and related financial statements include a reference of substantial doubt about our ability to continue as a going concern. We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations. For details, see page 22 of this annual report.
●	We recorded negative cash flows from operating activities historically and may have a net current liabilities position in the future. For details, see page 23 of this annual report.
●	We will need to obtain substantial additional financing to fund our growth and operations. For details, see pages 23 and 24 of this annual report.
●	As of the date of this annual report, our revenue was primarily generated from diagnosis and monitoring services and products and we are highly dependent on it for our success. For details, see page 24 of this annual report.

Risks Related to Our Business and Industry

We face risks and uncertainties related to our business and industry, including:

●	Our business and financial prospects depend substantially upon obtaining regulatory approval and the successful commercialization of our services and products in the future, which may fail or experience significant delays. For details, see page 25 of this annual report.
●	We may be adversely affected by the uncertainties and changes in the regulation of cancer genomic testing service industry or LDT industry in general in the PRC, and any lack of requisite approvals, permits, registrations or filings in relation to our business may have a material adverse effect on our business, results of operations and prospects. For details, see pages 26 to 27 of this annual report.
●	Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity. Non-compliance or failure to comply with such laws could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business. For details, see pages 29 and 30 of this annual report.
●	Even though we have received breakthrough device designation for our HCCscreenTM for hepatocellular carcinoma, this designation may not expedite the development or review of HCCscreenTM and does not provide assurance ultimately of premarket approval submission or approval by the FDA. For details, see page 31 and 32 of this annual report.
●	If we fail to comply with United States federal and state healthcare laws and regulations in connection with our activities in the United States, we could face substantial penalties and our business, operations and financial condition could be adversely affected. For details, see pages 33 to 35 of this annual report.

●	We may face intense competition and our competitors may develop similar, but more advanced services and products than ours, which may adversely affect our business and financial conditions. For details, see pages 35 and 36 of this annual report.

Risks Related to Our Operations

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

●	If we are unable to support demand for our existing or future precision oncology services and products, including ensuring that we have adequate capacity to meet increased demand, our business could suffer. For details, see page 40 of this annual report.
●	We may pursue collaborations, in-licensing or out-license arrangements, joint ventures, strategic alliances, partnerships or other strategic investment or arrangements, which may fail to produce anticipated benefits and adversely affect our operations. For details, see pages 42 and 43 of this annual report.
●	Our business depends on a strong brand, and failing to maintain and enhance our brand would adversely affect our business, results of operations and financial condition. For details, see pages 44 and 45 of this annual report.
●	Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by a downturn in the global or China’s economy. For details, see pages 45 and 46 of this annual report.

Risks Related to Our Intellectual Property

We face risks and uncertainties related to our intellectual property, including:

●	We may be unsuccessful in obtaining or maintaining adequate intellectual property protection for one or more of our services and products, and our patents could be found invalid or unenforceable if challenged in court or before administrative bodies. For details, see page 47 and 48 of this annual report.
●	Our commercial success depends significantly on our ability to operate without infringing upon the intellectual property rights of third parties. For details, see pages 49 of this annual report.
●	Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. For details, see page 49 of this annual report.
●	Patent terms may not be sufficient to effectively protect our services and products and business. For details, see pages 51 of this annual report.

Risks Related to the American Depositary Shares

In addition to the risks described above, we are subject to risks related to our ordinary shares and our ADSs, including, but are not limited to, the following:

●	Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with the military operations of Russia in Ukraine, including particularly how countries like the United States and China choose to respond to this ongoing military conflict. As a result, the value of our ADSs may significantly decline. For details, see page 69 of this annual report.
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see pages 70 of this annual report.

●	Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, results of operations, financial condition and prospects. For details, see page 71 of this annual report.
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying ordinary shares represented by your ADSs. For details, see page 72 of this annual report.
●	Techniques employed by short sellers may drive down the trading price of the ADSs. For details, see page 74 of this annual report.
●	We cannot assure you that the ADSs will remain listed on Nasdaq. For details, see page 76 of this annual report.
●	Although we believe we were not a passive foreign investment company for 2022, due to our ADSs’ price fluctuations there is a significant risk that we will be a passive foreign investment company for 2023 or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

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

Our audit report and related financial statements include a reference of substantial doubt about our ability to continue as a going concern. We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.

Our consolidated financial statements for the year ended December 31, 2022 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. We have a limited operating history and have experienced net losses and significant cash used in operating activities in each period since inception. We expect to continue to incur net losses and have significant cash outflows for at least the next year. For the year ended December 31, 2022, we had net operating loss RMB702.0 million and net cash outflows from operating activities of RMB460.2 million. As at December 31, 2022, we had net assets of RMB548.4 million and net current assets of RMB319.1 million. Based on our evaluation, we believe that our normal operating revenues, together with our existing cash and cash equivalents as well as assets readily convertible into such, are unable to meet our obligations falling due and working capital requirements in the next twelve months after the date of this annual report. This indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on our ability to continue as a going concern and therefore we may be unable to realize assets and discharge liabilities in the normal course of business. We will need to raise additional funding to fund our operations and are in the process of negotiating financing with certain investors. There can be no assurance, however, that we will be able to obtain financing on acceptable terms on a timely basis or at all. The inability to obtain future funding could impact our financial condition and ability to continue operations and being unable to continue as a going concern.

Our ability to continue as a going concern is dependent on our ability to successfully execute our plans, which include a business plan to control operating costs and expenses and optimize operational efficiency to improve our cash flows from operations, and a financial plan to raise external financing as mentioned above and obtain additional bank facilities. To implement the business plan, we will reduce various discretional expenditures including employee benefit and other operating expenses The auditor of our consolidated financial statements for the year ended December 31, 2022 have included in their audit report a reference of substantial doubt about our ability to continue as a going concern. Our inability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. We have not been profitable since inception. There is no substantial source of positive cash flow from operating activities, much less profits, to sustain our present activities, and there can be no assurance as to when substantial revenues will likely be available, an outcome which may not occur.

We will require additional capital to maintain our business operations, complete clinical trials and to obtain regulatory approval for, and commercialize, our product candidates. In addition, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity, convertible debt or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches.

Any additional fundraising efforts may divert the attention of our management from day-to-day activities. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may negatively impact the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us or the possibility of such issuance may cause the market price of our ordinary shares and ADSs to decline. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than would be desirable and we may be required to relinquish rights to some of our technologies, intellectual property or product candidates or otherwise agree to terms unfavorable to us, any of which may harm our business, financial condition, operating results and prospects.

We may also be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could harm our business, financial condition and results of operations.

We recorded negative cash flows from operating activities historically and may have a net current liabilities position in the future.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB300.9 million, RMB524.1 million and RMB460.2 million for the years ended December 31, 2020, 2021 and 2022, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

Although we had net current assets of RMB319.1 million as of December 31, 2022, we cannot guarantee that we will not have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to generate and maintain sufficient cash inflow from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

For the year ended December 31, 2022, the COVID-19 outbreak had brought uncertainties and interruptions to the global economy and caused significant volatility across the financial markets, which had a cooling effect on financing and investing activities in general. Effective as of January 8, 2023, the National Health Commission changed “COVID-19” from “novel coronavirus pneumonia” to “novel coronavirus infection” and simultaneously downgrading management of the disease from Class A to Class B. On the same day, China reopened sea and land crossings with Hong Kong and ended a requirement for incoming travellers to quarantine, evidencing formal depature from its “zero COVID” strategy. However, if the impact of COVID-19 and volatility in the financial markets continue, our financing activities in future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirements and our liquidity. For other risks related to COVID-19, see “—Risks

Related to our Operations—We face risks related to health epidemics, including COVID-19, severe weather conditions and other outbreaks.”

We will need to obtain substantial additional financing to fund our growth and operations.

We will need to expend substantial resources for research and development and commercialization of our services and products candidates, including costs associated with:

●	clinical trials for our services and products candidates at discovery and pre-commercialization stage;
●	research and development on additional services and products; and
●	commercialization of our services and products.

To date, we have funded our operations primarily through capital contributions from our shareholders and proceeds from our initial public offering on Nasdaq. In addition, we received government grants of RMB3.9 million, RMB4.0 million and RMB8.7 million in 2020, 2021 and 2022, respectively. Our operations have consumed substantial amounts of cash since inception. The net cash used in our operating activities was RMB300.9 million, RMB524.1 million and RMB460.2 million for the years ended December 31, 2020, 2021 and 2022, respectively. We had cash and cash equivalents of RMB639.0 million and RMB176.3 million as of December 31, 2021 and 2022, respectively. We require significant capital to maintain and operate and engage in research and development activities. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on commercially acceptable terms, we could incur losses and be forced to delay, reduce or terminate our research and development programs or any future commercialization efforts. For detailed discussion on the going concern reference in our financial statements, see “—Risks Related to our Operations— Our audit report and related financial statements include a reference of substantial doubt about our ability to continue as a going concern. We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations. Meanwhile, our ability to continue as a going concern will be adversely affected.”

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

As of December 31, 2021 and 2022, our trade receivables, other receivables and prepayments and contract assets were, in aggregate, RMB387.8 million and RMB323.3 million, respectively, and the loss allowance for trade and other receivables and contract assets was RMB55.2 million and RMB114.2 million, respectively. As our business continues to scale, our trade and other receivables and contract assets balance may continue to grow, which may increase our risks for uncollectible receivables. Actual losses on receivables balance could differ from those that we anticipate and reserve in our allowance for doubtful accounts, as a result we might need to adjust our allowance. Macroeconomic conditions could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements or default on their payment obligations to us. If we are unable to collect our trade and other receivables and contract assets from our customers, our business, financial condition and results of operation may be materially and adversely affected.

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

Pursuant to the HGR Regulation, there are some limitations for foreign entities, individuals and such entities established or actually controlled thereby (“Restricted Entities”, and each, a “Restricted Entity”) to engage in activities related to human genetic resources. For example, the Restricted Entity is not allowed to collect or preserve human genetic resources of China, while it is prohibited from using human genetic resources of China unless that such Restricted Entity have obtained an approval from relevant government authority or have filed with relevant government authority for international cooperation with a domestic entity. The MOST has published the Draft of Implementation Rules for HGR Regulation for public comments on March 21, 2022, pursuant to which the VIE entity that a foreign entity exerts power over through contractual arrangements will be regarded as a Restricted Entity. Although the Draft of Implementation Rules for HGR Regulation for public comments has not been formally adopted, the VIE entities have been deemed as the Restricted Entities by the relevant governmental authority in practice. As a result, our development services will be required to be carried out through collaborations with domestic PRC entities, and we are required to obtain approvals or file with relevant government authority for such collaborations on development services, which could result in additional cost and our business, financial condition and results of operations may be adversely affected. As of the date of this annual report, we had not been subject to any material fines or other penalties related to our collection, preservation and usage of human genetic resources in our development services. However, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. The regulatory framework for the administration of human genetic resources is also evolving and may remain uncertain for the foreseeable future.

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

Moreover, the PRC regulations related to cyber security and data security are constantly evolving. For example, on December 28, 2021, the Cyberspace Administration of China (“CAC”) and several other administrations published the Measures for Cybersecurity Review, effective on February 15, 2022. The Measures for Cybersecurity Review stipulate that an online platform operator who possesses personal information of over one million users and seeks to list its securities in a foreign country must be subject to the cybersecurity review. As of the date of this annual report, the number of users whose information possessed by us is far below one million. Additionally, substantial uncertainties exist with respect to the interpretation and implementation of the Measures for Cybersecurity Review. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Earlier, the CAC also issued on November 14, 2021 a consultation draft of its Cyber Data Security Administration Regulations (“Draft Administration Regulations”), which, among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, the Draft Administration Regulations has not been formally adopted. However, if it were enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on the national security basis or any other basis, and have not received any inquiry, notice, warning, or sanctions in such respect, and we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations. Our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC in connection with our previous issuance of securities to foreign investors or maintaining our listing status on Nasdaq. However, we cannot guarantee that we will not be subject to any cybersecurity review in any future offering of securities outside the PRC.

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

The secure processing, storage, maintenance, and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure, and the information technology systems and applications of our vendors, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance, or other malicious or inadvertent disruptions. In addition, while we have implemented security measures and a formal, dedicated enterprise security program to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We and our third party service providers and partners may also face increased cybersecurity risks if we continue to rely on internet technology and if our employees continue to work remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may experience security breaches that may remain undetected for an extended period. Our third-party service providers and partners are also subject to these heightened risks. Unauthorized access, loss, or dissemination could also result in delays of our services and products development and commercialization as well as damage our reputation, including our ability to conduct our analysis, deliver test results, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process, and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business.

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

We rely on several suppliers for some of our equipment and laboratory materials used in the chemical reactions incorporated into our processes, reagents, sequencing platforms and other materials that we use in our operations. In 2020, 2021 and 2022, we purchased the majority of our laboratory equipment and supplies from a limited number of suppliers. An interruption in our operations could occur if we encounter delays or difficulties in securing these reagents, sequencers, or other laboratory materials, and if we cannot then obtain an acceptable substitute. Any such interruption could negatively impact the research and development and launches of new services, and materially and adversely affect our business, financial condition, results of operations, and reputation. In addition, any material misconduct or disputes against our suppliers could potentially affect our business and reputation.

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

We do not maintain liability insurance, including for errors and omissions, or professional liability. Any liability claim, including an errors and omissions liability claim, brought against us, with or without merit, could increase our insurance premium rates or prevent us from securing insurance coverage in the future. Additionally, any liability lawsuit could cause injury to our reputation or cause us to suspend sales of our tests or cause a suspension of our license to operate. The occurrence of any of these events could have an adverse effect on our business, reputation and results of operations.

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

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the COVID-19 coronavirus outbreak a public health emergency of international concern and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographies in which we operate. As a result, the demand for our precision oncology services and products was adversely affected in 2020, 2021 and 2022. In 2021, we sold approximately 24,360 diagnostic tests compared to approximately 21,900 diagnostic tests sold in 2020. In 2022, we sold approximately 19,790 diagnostic tests. In addition to the impact on our financial performance, COVID-19 also had temporary negative impact on our business activities, including our HIT Study and advancement of our IVD pipeline registration process.

Due to the enforcement of the “zero COVID” strategy in China in 2022 and the resulting sustained travel restrictions across our major markets in China, the number of cancer patients that visited hospitals we covered decreased. In addition, intermittent COVID outbreaks continued to occur across China since the fourth quarter of 2021 and well into the full year of 2022, hence PRC government had maintained the zero-COVID policy through lockdowns, mass testing, and travel restrictions. In 2022, rapidly soaring COVID cases had resulted in shutdowns in most cities in China. As such, the demand for our precision oncology services and products was adversely affected in 2021 and 2022. Effective as of January 8, 2023, the National Health Commission changed “COVID-19” from “novel coronavirus pneumonia” to “novel coronavirus infection” and simultaneously downgrading management of the disease from Class A to Class B. On the same day, China reopened sea and land crossings with Hong Kong and ended a requirement for incoming travellers to quarantine, evidencing formal depature from its “zero COVID” strategy. However, if China resumes its “zero COVID” strategy, our business, results of operations, financial conditions and prospects may be further adversely affected, and the trading price of the ADSs may be adversely affected, if hospitals, our direct sales team, distributors or other business partners continue to be affected by COVID-19. We are closely monitoring the impact of COVID on us.

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

For the years ended December 31, 2020, 2021 and 2022, we recorded RMB30.0 million, RMB54.1 million and RMB17.5 million, respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We have been, and may in the future be, subject to allegations or lawsuits brought by our competitors, clients, investors, employees or other individuals or entities, including claims of breach of contract.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022. See “Item 15. Controls and Procedures.”

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

As of December 31, 2022, we owned or co-owned 20 issued patents and 37 pending patent applications in China, one issued patent in the United States, one issued patent in South Korea, one issued patent in Singapore, five pending patent applications in the United States, 13 pending patent applications in Europe, Japan and South Korea. Our patents cover our key technologies, including Genetron One-Step SeqTM Method (Chinese Patent No. CN106835292) and liquid biopsy library construction sequencing analysis. As of December 31, 2022, we also owned 103 registered trademarks, copyrights to 67 software programs developed by us related to various aspects of our operations, and nine registered domain names. Our issued patents have expiration dates ranging from May 2030 to September 2042. If patents are issued on our pending patent applications, the resulting patents will be expected to expire between September 2035 to December 2042, subject to any potential patent term extension or adjustment. Upon expiration of our issued patent or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and our business and results of operation may be adversely affected.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in the development and application of technologies for diagnosis and treatment of human stem cells and genes, which our precision oncology service relates to. Pursuant to the Special Administrative Measures (Negative List) (2021 Version) for Foreign Investment Access issued by the NDRC and MOFCOM on December 27, 2021 (the “Negative List”), which came into force on January 1, 2022, certain industries are specifically prohibited for foreign investment, including the development and application of technologies for diagnosis and treatment of human stem cells and genes. To comply with PRC laws and regulations, we conduct our cancer genomics business in China through VIEs. We, through PRC Subsidiaries, our subsidiaries in China, entered into a series of contractual arrangements with the VIEs and their respective shareholders, in order to (i) enable us to have the power to direct the activities that most significantly affect the economic performance of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law, which result in consolidation their financial results under IFRS for accounting purposes. Although the structure we have adopted is consistent with long-standing practice in certain industries, such as TMT industry, and is also adopted by some of our peers in China, the PRC government may not agree that these arrangements comply with PRC license, registration or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. The VIEs hold the licenses, approvals and key assets that are essential for the operations of our precision oncology service businesses.

In the opinion of our PRC legal counsel, Shihui Partners, (i) the ownership structures of the VIEs in China, currently do not result in any violation of the applicable PRC laws or regulations currently in effect, and (ii) the contractual arrangements among PRC Subsidiaries, the VIEs and their respective equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and do not violate any applicable PRC laws, rules or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC legal counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among PRC Subsidiaries, the VIEs and their respective equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the agreements constituting the contractual arrangements;
●	revoking our business licenses and/or operating licenses of such entities;
●	restricting our right to collect revenue;
●	shutting down all or part of our websites or services;

●	levying fines on us and/or confiscating the proceeds that they deem to have been obtained through non-compliant operations;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert power over the VIEs;
●	imposing additional conditions or requirements with which we may not be able to comply;
●	restricting or prohibiting our use of proceeds from public offering or other financing activities to finance our business and operations in China; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

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

We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts for business operations. The shareholders of the VIEs may not act in the best interests of our Company or may not perform their obligations under these contracts.

Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any dispute related to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and, therefore, will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert the power over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively exert the power over the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

In addition, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (“Opinions”) which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The policies described above and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As a follow up, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines. Among others, the Trial Measures and Listing Guidelines provide that overseas offerings and listings by PRC domestic companies shall:

(i)

require submission of relevant materials that contain a filing report and a legal opinion, providing truthful, accurate and complete information on matters including but not limited to the shareholders of the issuer. Where the filing documents are complete and in compliance with stipulated requirements, the CSRC shall, within 20 working days after receipt of filing documents, conclude the filing procedure and publish filing results on the CSRC website. Where filing documents are incomplete or do not conform to stipulated requirements, the CSRC shall request supplementation and amendment thereto within five working days after receipt of the filing documents. The issuer should then complete supplementation and amendment within 30 working days;

(ii)

abide by laws, administrative regulations and relevant state rules concerning foreign investment in China, state-owned asset administration, industry regulation and outbound investment, and shall not disrupt the PRC domestic market order, harm state or public interests or undermine the lawful rights and interests of PRC domestic investors;

(iii)

abide by national secrecy laws and relevant provisions. Necessary measures shall be taken to fulfill confidentiality obligations. Divulgence of state secrets or working secrets of government agencies is strictly prohibited. Provision of personal information and important data, etc., to overseas parties in relation to overseas offering and listing of PRC domestic companies shall be in compliance with applicable laws, administrative regulations and relevant state rules; and

(iv)

be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in the spheres of foreign investment, cybersecurity, data security, etc., and issuers shall duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to the law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues;

The Trial Measures came into effect on March 31, 2023. PRC domestic companies seeking to offer and list securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted.

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”).

Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered “existing enterprises” (“Existing Listed Enterprises”). Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters require filings, such as follow-on financing activities, in accordance with the Trial Measures.

We may be deemed as an Existing Listed Enterprise as defined under the CSRC Filing Notice, and that future offerings of listed securities or listings outside China by us or voluntary delisting may be subject to CSRC filing requirements in accordance with the Trial Measures. Given that the Trial Measures and Listing Guidelines have been introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, the Measures for Cybersecurity Review, which took effect on February 15, 2022, requires, among others, prior cybersecurity review for online platform operators holding over one million users’ personal information before any public listing in a foreign country. The Measures on Security Assessment of Cross-border Data Transfer, effective on September 1, 2022, specify that data controllers and/or critical information infrastructure operators will be subject to security assessment. There remain uncertainties as to whether such measures are applicable to our business. See also “——Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity. Non-compliance or failure to comply with such laws could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business.”.”

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection.

If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, we may be unable to obtain them in a timely manner, or at all, and such filings, permissions or approvals may be denied or rescinded even if obtained. We may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we are unable to comply with such requirements, which could materially and adversely affect our operations and the interest of our investors and cause a significant depreciation in the price of our ordinary shares and ADSs.

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

PRC government has significant oversight over the conduct of our business and may intervene in our operations as the government deems appropriate, which may potentially result in a material adverse effect on our operations. PRC government has also recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise additional capital in international capital markets. In addition, the PRC government has recently published new policies that significantly affected certain industries such as education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

Genetron Holdings Limited is a holding company incorporated under the laws of the Cayman Islands with no operations of its own. It conducts substantially all of its operations in China primarily through its VIEs and subsidiaries of such VIEs, and substantially all of its assets are located in China. As such, investors in the ADSs of Genetron Holdings Limited are not purchasing equity securities of its subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all our senior executive officers and directors named in this annual report are located outside of the Cayman Islands, they reside within China for a significant portion of the time and most are PRC nationals. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. As a result, it may be difficult for our shareholders or ADS holders to effect service of process upon us, depending on where our officers and directors are located. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult.

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

In addition, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials related to securities business activities to overseas parties. Furthermore, on February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Confidentiality Provisions. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

Our current corporate structure, corporate governance and business operations may be affected by Foreign Investment Law.

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

However, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The Implementing Regulation of the Foreign Investment Law Regulations, or the FIL Interpretations, adopted by the State Council on December 12, 2019 also did not provide further clarification for such “other means.” The most updated negative list, issued on December 27, 2021 and became effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprises like us will be subject to such requirements. Further, pursuant to the press conference held by the NDRC on January 18, 2022, the requirements described above will not be applicable to the domestic enterprises that seek to offer and list securities in overseas markets indirectly.

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

Pursuant to the Announcement of the State Administration of Taxation on Several Issues concerning Enterprise Income Tax on the Indirect Transfers of Property by Non-Resident Enterprises, issued by the SAT in 2015, where a non-resident enterprise indirectly transfers equities and other property of a Chinese resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall, in accordance with the provisions of Article 47 of the Enterprise Income Tax Law, be re-identified and recognized as a direct transfer of equities and other property of the Chinese resident enterprise.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and amended in 2018, were triggered. Moreover, the Anti-Monopoly Law of the PRC promulgated by the SCNPC, which was lastesd revised in June 2022 and came into effect in August 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by State Council’s anti-monopoly law enforcement authority before they can be completed. In addition, Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. Furthermore, according to the Measures for the Security Review of Foreign Investment, or the New Security Review Measures, promulgated by the NDRC and MOFCOM on December 19, 2020, a foreign investment security review working mechanism will be established to be responsible for organizing, coordinating and guiding the security review of foreign investment. If a proposed foreign investment meets the conditions as stipulated in the New Security Review Measures, the foreign investor or the relevant domestic party shall report such case to the review working mechanism authority, in order to obtain the security review clearance before proceeding with the proposed foreign investment. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from State Council’s anti-monopoly law enforcement authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Furthermore, the interpretation and implementation of these foreign exchange regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted.

On June 22, 2021, the U.S. Senate passed a bill, also known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as initially required under the HFCAA, after the law becomes effective. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which includes the exact same amendments as the bill passed by the Senate. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the recently passed fiscal year 2023 omnibus spending legislation. It requires the SEC to prohibit an issuer’s securities from trading on U.S. markets if the SEC identifies such issuer to be a Commission-Identified Issuer for two consecutive years. Accordingly, it will reduce the time period before our ADSs will be prohibited from trading on the Nasdaq or over-the-counter or be delisted.

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

The trading price of the ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. The closing price of the ADSs ranged from US$0.73 to US$30.64 per ADS since the listing of ADSs on Nasdaq to the date of this annual report. This may happen because of broad regulatory, policy, market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Our board or directors (the “Board”) has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, subject to the provisions of our articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of profit, retained earnings or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

Genetron Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by the Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to U.S. law) as well as from the common law of England. The decisions of the English courts are of highly persuasive authority, but are not binding, on Cayman Islands courts (except for those decisions handed down from Judicial Committee of Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our Shareholders, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, if shareholders want to proceed against the company outside of the Cayman Islands, they will need to demonstrate that they may not have standing to initiate a shareholders derivative action in a federal court of the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely to recognise or enforce against us judgments of courts of the United States based on certain civil liability provisions of securities laws of the United States, or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of securities laws of the United States that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognise and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

We are an exempted Cayman Islands company with limited liability and substantially all of our assets are located outside of the United States. Our current operations are conducted in China. In addition, some of our current directors and officers named in this annual report are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We cannot assure you that the ADSs will remain listed on Nasdaq.

We had previously received written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated October 28, 2022, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s ADSs was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). We had subsequently regained compliance of the Minimum Bid Price Requirement with Nasdaq in January 2023. The closing bid price for the Company’s ADSs was again fluctuated around the minimum bid price of US$1.00 per share in the past few weeks as of the date of this annual report. We may therefore once again receive written notification from Nasdaq regarding our potential failture to satisfy the Minimum Bid Price Requirement.

In addition, the Board received a preliminary non-binding proposal letter dated August 21, 2022, from Mr. Sizhen Wang, co-founder, chairman of the Board and Chief Executive Officer of the Company (the “Proposed Buyer”) to acquire all of the outstanding Ordinary Shares of the Company, including the Ordinary Shares represented by the ADSs (the “Proposal”). The Board formed a special committee to evaluate and consider the Proposal and other potential strategic alternatives which the Company may pursue. However, there can be no assurance that any definitive offer will be received or any definitive agreement will be executed relating to the Proposal, among other things. If the Proposal were to materialize and the Company enters into a definitive agreement with the Proposed Buyer, our ADSs will be delisted from the Nasdaq. Accordingly, there is no guarantee of the continued listing of the ADSs on any of the exchanges. We may decide at some point in the future to delist voluntarily (subject to the applicable regulatory requirements) from one or more of these exchanges, or we may be delisted involuntarily if, among other factors, we do not continue to satisfy the listing requirements of the applicable exchange or comply with applicable law. We will be delisted from the Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm for two consecutive years. We cannot predict the effect a delisting of the ADSs on Nasdaq would have on the market price of the ADSs.

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

Although we believe we were not a passive foreign investment company (“PFIC”) for 2022, due to our ADSs’ price fluctuations there is a significant risk that we will be a PFIC for 2023 or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, we believe that we were not a PFIC for our 2022 taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. We hold a substantial amount of cash and while that continues to be the case our PFIC status for any taxable year may depend, in part, on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. Because our market capitalization has been volatile and declined substantially, if the value of our goodwill is determined by reference to our market capitalization, there is a significant risk that we will be a PFIC for our taxable year 2023, and possibly future taxable years. In addition, our PFIC status for the current or any future taxable years may be affected by our investments in other companies. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, there can be no assurance that we will not be a PFIC for or any taxable year.

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

ITEM 4.INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We launched our clinical diagnosis and monitoring services in 2015 with the establishment of Genetron Health (Beijing) Co., Ltd. (“Genetron Health”).

We underwent a series of restructuring transactions, which primarily included:

●	In April 2018, Genetron Holdings Limited was incorporated under the laws of the Cayman Islands as our proposed listing entity. In connection with its incorporation, it issued ordinary and preferred shares to certain of the then existing shareholders of Genetron Health based on their equity interests held in Genetron Health.
●	In June 2018, Genetron Health (Hong Kong) Company Limited, or Genetron HK, was incorporated in Hong Kong, which is acting as the offshore intermediary holding company.
●	In March 2019, Genetron (Tianjin) Co., Ltd., was established in China as a wholly owned PRC subsidiary of Genetron HK. Genetron (Tianjin) Co., Ltd.is not engaged in substantive business operations in the PRC. In July 2019, Genetron (Tianjin) Co., Ltd. entered into a series of contractual arrangements with Genetron Health, as well as its shareholders. These contractual arrangements provide us with the power and the ability to receive substantially all the economic benefits of Genetron Health and its subsidiaries, which result in consolidation for accounting purposes.
●	In December 2020, Genetron HK formed a joint venture with Wuxi municipal government and established Genetron (Wuxi) Business Management Co., Ltd. in China as a subsidiary of Genetron HK. Genetron HK owns 90% equity interest in Genetron (Wuxi) Business Management Co., Ltd. Genetron (Wuxi) Business Management Co., Ltd. is not engaged in substantive business operations in the PRC.
●	In December 2020, Genetron (Wuxi) Business Management Co., Ltd. entered into a series of contractual arrangements with Genetron (Wuxi) Biotech Co., Ltd., as well as its shareholders. These contractual arrangements provide us with the power and the ability to receive substantially all the economic benefits of Genetron (Wuxi) Biotech Co., Ltd. and its subsidiary, which result in consolidation for accounting purposes.

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

Earlier, the CAC also issued on November 14, 2021 a consultation draft of its Cyber Data Security Administration Regulations (the “Draft Administration Regulations”), which, among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, the Draft Administration Regulations has not been formally adopted. However, if it were enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on the national security basis or any other basis, and have not received any inquiry, notice, warning, or sanctions in such respect, and we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations. Our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC in connection with our previous issuance of securities to foreign investors or maintaining our listing status on Nasdaq. However, we cannot guarantee that we will not be subject to any cybersecurity review in any future offering of securities outside the PRC.

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

Potential CSRC Approval Required for Future Offerings or Delisting

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

Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations and regulatory rules, as of the date of this annual report, we are not currently required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), and we have not received any formal notice from any PRC authority indicating that we should apply for or are otherwise subject to cybersecurity review or security assessment. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, the CSRC published the Trial Measures and Listing Guidelines (defined below) on February 17, 2023, designed to regulate overseas securities offerings by PRC domestic companies.Under the Trial Measures, filing with CSRC is required in connection with our future offering of securities overseas and/or delisting of our ADSs. Given the recent nature of the introduction of the Trial Measures and Listing Guidelines, however, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, but fail to receive or maintain such filings, permissions or approvals, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. In addition, rules and regulations in China can change quickly with little advance notice. These regulatory agencies may impose fines and penalties on our operations in China, limit our operations in China, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in the PRC—We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.”

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”), was enacted on December 18, 2020. Trading in our ADSs on the Nasdaq or over-the-counter will be prohibited, and as a result, our ADSs will be delisted under the HFCAA, if the PCAOB has determined that it has been unable to inspect registered public accounting firms headquartered in mainland China and Hong Kong for two consecutive years. The enactment of the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted. For the details of the risks associated with the enactment of the AHFCA Act, see “Item 3. Key Information––3.D. Risk Factors–– The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted.”

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB is unable to inspect or investigate completely (the “2021 Determinaitons”). In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for two consecutive years. We were conclusively identified on May 26, 2022. See https:// www.sec.gov/hfcaa. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB had been unable to conduct inspections without the approval of the PRC authorities, our auditor was not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and became effective on January 10, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong and that it had vacated its 2021 Determinaitons accordingly. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information––3.D. Risk Factors––Risks Related to Doing Business in the PRC––Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Onco PanScan™ features the following strengths:

●	it detects single nucleotide variants (“SNVs”), insertions and deletions (“InDels”), copy number variants (“CNVs”), structure variation (“SV”), and the key immunotherapy biomarkers: tumor mutation burden and microsatellite instability; In brain tumors, it also detects chromosomal arm-level variants, such as 1p19q col-deletion, chr7 amplification and chr10 deletion;

●	it is composed of 831 genes including more than 150 genes as CDx biomarkers intended to guide treatment of various cancers as recommended by WHO, National Comprehensive Cancer Network (the “NCCN”), European Society for Medical Oncology (the “ESMO”) and other treatment guidelines, more than 90 genes related to immuno-oncology, more than 150 proto-oncogenes and tumor-suppressor genes, approximately 148 genetic susceptibility genes and 12 cancer signaling pathways;
●	it has been comprehensively validated across the entire panel, especially on those clinically actionable mutations;
●	it provides comprehensive genomic profiles in an easy-to-read report for physicians and patients; and
●	it is compatible with both Illumina and MGI sequencing platforms and CE Mark certified.

The comprehensive and evolving coverage of genes, high level of precision and lower sample volume requirements make Onco PanScan™ suitable for targeted therapy guidance, immunotherapy guidance, cancer genetic risk assessment, evaluation of chemotherapy efficacy, molecular classification and disease monitoring across a wide variety of cancer types, as well as key information for new scientific discoveries. Data from the Onco PanScanTM was presented at the AACR meeting in 2022, which identified the fusion landscape and germline variation in both glioma and sarcoma. Besides, the differences of genetic mutation between paediatric and adult sarcoma were demonstrated. These results proved that Onco PanScanTM is captable of assisting diagnosis and treatment of a variety of solid tumor malignances.

Liquid Biopsy-Based Comprehensive Genomic Profiling — Onco Sonar™

To accommodate different needs, we have launched a liquid biopsy-based comprehensive genomic profiling during the third quarter of 2022, Onco Sonar™. Such versatility has tremendous clinical benefits. Because Onco Sonar™ is designed as a pan-cancer testing panel to cover a wide range of cancer indications, it is critical for such pan-cancer testing panel to be able to work with different types of testing samples/biopsies, depending on the nature of the cancer types and/or patients’ health conditions. Given the practical challenges in obtaining high-quality tumor samples via biopsy, such as acquiring sufficient cancer cells for diagnosis and genomic analysis, we have developed Onco Sonar™, which utilizes circulating cell-free DNA (cfDNA) from plasma of peripheral blood.

Onco Sonar™ is an NGS-based liquid biopsy assay for pan-cancer solid tumors that identifies key genomic alterations and guideline supported biomarkers. Onco Sonar™ contains 170 genes as well as MSI determination. Onco Sonar™ includes 106 genes with strong clinical significance as derived from variants with FDA-approved target therapies, guideline-recommended treatment and international studies. In particular, it covers all the gene variants from the National Lung Matrix Trial (NLMT), a large national NSCLC umbrella study in the United States and all the HRR genes in GALAHAD clinical trial. Onco Sonar™ also includes 64 genes with high frequency of genetic alterations, covering 90% of lung, colorectal, gastric, breast and liver cancer.

Onco Sonar™ covers over 330 recommended targeted drugs and immunotherapies, of which approximately 100 are approved by the FDA and recommended by the NCCN. It is a qualitative NGS-based assay that uses targeted high throughput hybridization-based capture technology for detection of SNVs, InDels, CNVs, fusion and microsatellite instability (MSI). Onco Sonar™ enables accurate variant detection with more than 30,000X sequencing depth. The limits of detection(LoD) of SNV is 0.1%, and the LoD of bMSI is 0.2%. Approximately 33% of patients with advanced solid tumors had actionable mutation frequency in 0.1% to 0.5%. Onco Sonar ™ utilizes UMI-based error correction and precisely measures locus specific noise level. Our Bayesian method improves detection power by precisely measuring locus specific noise level. Onco Sonar™ enables informed treatment decisions for advanced solid-tumor cancer patients and identifies treatment options or clinical trials for patients before first-line therapy or at progression to dynamically monitor drug resistance signals.

Focused Gene Panel Testing

In addition both tissue based and liquid biopsy based comprehensive genomic testing across all cancer types, we also offer focused gene panel testing for specific cancer types. Focused gene panel testing for specific cancer types. Focused gene testing contains a selected set of genes or gene regions that has known or suspected associations with the cancer etiology or treatment. Focused gene panel testing services also produce a smaller, more manageable data set compared to broader approaches such as whole exome sequencing (“WES”) or comprehensive profiling panels. As of the date of this annual report, our focused gene panel testing services cover a variety of cancer types, including CNS, lung, colorectal, thyroid, breast and bladder cancers.

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

We believe that our liver cancer early screening assays have the following advantages:

●	Potential first-in-class liver cancer IVD screening assay. At present, we believe there is no readily available liver cancer IVD screening assay. We believe that HCCscan™ has the potential to become the first-in-class liver cancer IVD screening assay.
●	Outstanding screening performance. Both HCCscreen™ and HCCscan™ could achieve HIT Study data suggested superior performance to that of studies using ultrasound and AFP detection technology and indicated diagnostic value of these assays in identifying early-stage HCC.
●	Non-invasive. Utilizing our ctDNA technology, our liquid biopsy technology can provide important diagnostic indicators for asymptomatic HBV carriers with a non-invasive blood test.
●	New development in government insurance coverage. In late 2021, DNA methylation and other genetic tests were included in some of Beijing and other provincial insurance programs. We believe that adding a high performing PCR-based assay could potentially expand the coverage of our products.
●	Affordable. We aim to price our HCCscan™ early liver cancer screening assay competitively so that it would be accessible and affordable to the general public. HCCscan™ can also provide self-pay patients in lower-tier markets with a cost optimal solution.

Multi-Cancer

Based on Mutation Capsule™ technology, we are evaluating the feasibility of a multi-cancer assay suitable for several major cancer types in China, including esophageal cancer, gastric cancer, colon cancer, liver cancer and lung cancer. The algorithm model of such multi-cancer assay is mainly based on the information of fragmentation and genome-wide methylation status from low depth whole genome sequencing on the Mutation Capsule™ library. The assay showed 68-95% sensitivity at the specificity of 90%. The positive cases were further profiled with a panel of mutation and methylation markers to further improve the specificity and to determine the tissue origin of the cancer. As Mutation Capsule™ technology supports multiplex tests on one sample, this multi-cancer assay does not require a second blood draw for the mutation/methylation profiling test.

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

Seq-MRD® — Our First Test for Hematologic Cancer and MRD Detection in the China Market

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

we have developed Seq-MRD®, a diagnostic assay for the detection and monitoring of MRD in select hematologic cancers by combining in-licensed prototype developed by Hangzhou ImmuQuad Biotechnologies Co., Ltd. (“ImmuQuad”) and our proprietary One-Step SeqTM technology, which allows the library construction process to complete in a single PCR reaction and minimizes the risk of contamination and false positive results. This simple operational feature, together with our fully automated bioinformatics solutions, enables Seq-MRD® to achieve high throughput, accuracy, cost-efficiency and fast turnaround time.

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

Since launching in 2021, we have signed more than 10 partnership contracts with biopharmaceutical companies, using Seq-MRD® to support their studies.

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

Comparison of MRD results detected by Seq-MRD® and FCM

MRD results detected by FCM
1.00E+00
1.00E-01
1.00E-02
1.00E-03
1.00E-04
1.00E-05
1.00E-06
≤1.00E-07
1.00E-07
1.00E-06
1.00E-05
1.00E-04
1.00E-03
1.00E-02
1.00E-01
1.00E+00

MRD results detected by Seq-MRD®

	FCM MRD+	FCM MRD-	PPA（95%CI）	NPA 95%CI）
Seq-MRD+	98	10	100% （96.23%-100%）	66.67% (48.78%-80.77%）
Seq-MRD-	0	20

Linearity and Limit of Detection (LOD) analysis in cell lines

The results of gradient experiments of seven cell lines suggested that after the samples were diluted, the MRD values under different level showed an excellent linear relationship with the theoretical value, indicating that Seq-MRD® could be used to track each various levels of MRD accurately, compliant with the expected requirements. When loading 20μg sample, for B-ALL and MM sample, the LOD is 6.5×10-7; for CLL sample, the LOD is 9.75×10-7.

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

By the end of 2022, we have delivered 3 milestone reports as scheduled, including WES testing, ctDNA testing, and personalized panel design. The last milestone is under intense progress. The joint development is expected to be completed in 2023. Validation of the key indicators of MRD reflects that we have achieved LOD level of 0.01%, false discovery rate (FDR) ≤5%,and 100% personalized panel design success rate in 250 samples.

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

As of December 31, 2022, we had collaborated with approximately 75 biopharmaceutical companies. We are able to provide support to pharmaceutical companies across many applications, including discovery of new targets and mechanisms of acquired resistance, retrospective sample analysis to rapidly identify biomarkers associated with response and lack of response, prospective screening and patient referral to accelerate clinical trial enrollment, and companion diagnostic development to support the approval and commercialization of therapeutics. By doing so, we have stayed at the forefront of the development of targeted drugs, providing us with insights in the latest developments in the industry, which will assist us in exploring future commercialization opportunities.

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

As a leader for cancer diagnosis and therapy selection services, we have strategically developed our LDT services to provide WES, comprehensive gene panel sequencing and focused gene panel sequencing to address different needs and adapt to complex and evolving understanding of cancer. Our comprehensive diagnostic products and services cover the top ten major cancer types in China, including CNS, lung, liver, colon, breast, urinary system and thyroid and other types of cancers. We sold over 66,000 diagnostic tests in the past three years, with 21,900 in 2020, 24,360 in 2021 and 19,790 in 2022. We have a team of top-notch scientists who are at the forefront of cancer genomics research and are active in the research and discovery of new biomarkers associated with various cancers. Despite the rapid development of LDTs in China in recent years, due to the relatively short history of the LDT industry in China, a comprehensive regulatory framework governing the LDT industry has not been established. There are certain risks associated with the regulatory uncertainties of the provision of our LDT services in China. For details of such risks and regulatory uncertainties, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be adversely affected by the uncertainties and changes in the regulation of cancer genomic testing service industry or LDT industry in general in the PRC, and any lack of requisite approvals, permits, registrations or filings in relation to our business may have a material adverse effect on our business, results of operations and prospects.” For details of compliance status of our provision of our genomic LDTs services in China, see “—Regulations—PRC Regulations—Government Consultation Relating to Genomic LDTs.”

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

High Quality LDT Service Offerings

We perform our LDT services primarily in our laboratory located in Beijing. As of the date of this annual report, we held CLIA certificates to perform high-complexity testing for our laboratories in Beijing and Maryland. Our clinical laboratory in Beijing has additionally obtained a certification from the College of American Pathologists (“CAP”) and ISO 15189 certificate issued by American Association For Laboratory Accreditation, being one of the few NGS laboratories in China that have all three international accreditations. Notably, the Beijing clinical laboratory received full marks under the NCCL’s first nationwide EQA of NGS-based comprehensive genomic profiling for solid tumors in August 2021, earning the designation “Outstanding Laboratory” and ranking first among all of the 63 laboratories that participated in the evaluation. In addition, each of our clinical laboratories has obtained NCCL EQA Certifications in various aspects, including our high-throughput sequencing and our bioinformatics platforms. In particular, our clinical laboratories have passed approximate 290 national and provincial clinical laboratory EQA tests since our inception, covering germline, comprehensive panel and liquid biopsy testing and bioinformatics, demonstrating our dedication to the highest service quality. Previously approved for pilot run, our Guangzhou lab is officially approved by the Guangdong Bureau of the NCCL in December 2021 to offer Onco PanScan™, which makes our Guangzhou lab one of the few laboratory in China approved for conducting NGS-based genomic profiling services. For details of our testing facilities and quality control, see “—Our Manufacturing and Testing Capacity—Our Testing Facilities” and “—Quality Control.”

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

NMPA approvals of IVD products are also the prerequisite to the adoption by these in-hospital centers and insurance coverage. Following its NMPA approval, our Lung 8 was approved for the Sunshine Medical Centralized Procurement in Shandong, Sichuan, Hunan, Jiangxi, Hubei, Guangdong, Zhejiang, Anhui, Jilin and Qinghai Provinces, Tibet Autonomous Region and Chongqing, Guangzhou, Shenzhen and Dalian Cities, with Fujian, and Jiangxi Provinces pending for approval, which we regard as a significant step towards obtaining public medical insurance coverage.

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

Genetron S2000 and Onco PanScan™/Onco Sonar™

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

To maximize Genetron S2000’s clinical value as a high-throughput IVD instrument for in-hospital operations, we have developed Onco PanScan™ and Onco Sonar™ to be compatible for Genetron S2000. Genetron S2000 is capable of analyzing 32 Onco PanScan™ or Onco Sonar™ assays at the same time, which provides significant operational efficiencies to larger hospitals for their in-hospital operations. Together with Onco PanScan™ and Onco Sonar™ assays, we believe Genetron S2000 will provide larger hospitals and regional medical testing centers with a valuable solution to comprehensive genomic testing.

Assays developed on qPCR platform

In China, PCR has a more established presence and readily available workflows in many hospitals and clinics. After the COVID-19 outbreak, the State Council has required hospitals at the county level and above to establish capability for nucleic acid testing, which further accelerated the PCR in-hospital testing market. To leverage PCR existing presence in China and additional government-led infrastructure, we believe our current approved IDH1 and TERT gene assays and other pipeline IVD assays on PCR platform, such as PDGFRa test for GIST cancer, and HCCscan™ will provide smaller and mid-sized hospitals with more options:

●	IDH1 and TERT Gene Assays. Approved by the NMPA and having received a CE Mark, our IDH1 and TERT assays detect IDH1 R132H, TERT C228T and C250T gene mutations in brain tumors and could be a crucial tool for purposes of molecular classification and prognosis of a patient’s glioma. IDH1/TERT gene assays are capable of detecting low-frequency (1%) gene mutations in 10ng of DNA sample. In a clinical trial of IDH1 assay with 1,192 valid samples, in which Sanger sequencing was used as the reference method, our IDH1 gene assay demonstrated 100% sensitivity and 100% specificity, with Kappa value at 1.000 (p < 0.001). We believe our IDH1/TERT gene assays are the first specific IVD products approved by NMPA to support in-hospital testing of brain cancer.
●	PDGFRA Assay. The human PDGFRA gene D842V mutation detection kit (PCR- fluorescent probe method) under development is intended for qualitative detection of PDGFRA gene exon 18 D842V mutation in FFPE tissue samples from patients with GIST. It is developed as the companion diagnostic test for treatment of GIST patients with Avapritinib tablets in a co-development collaboration with our pharma partner. The test demonstrates significant agreement with the comparison method in a total of 1,765 samples. The positive percent agreement (PPA) is 97.87%, the negative percent agreement (NPA) is 99.51%, the overall percentage agreement (OPA) is 99.38%. In the bridging study, drug efficacy equivalence analysis demonstrated that there was no significant difference in drug efficacy between the kit and the population selected by the clinical trial assay (CTA), and it could be used as a companion diagnostic reagent for the screening of targeted dosing population of Avapritinib tablets. The application for pre-review of supplementary information has been submitted to the NMPA and has been granted priority review status.
●	HCCscan™. Guidelines for The Diagnosis and Treatment of Primary Liver Cancer (2019 Edition) recommends abdominal ultrasound and serum alpha- fetoprotein (AFP) for surveillance or screening of HCC, but the performance of the recommended methods vary widely due to the skills of the operators and conditions of patients. As a result, there is an urgent need for new biomarkers for more efficient diagnosis of HCC. We developed HCCscan™, a qPCR-based assay that can help identify patients with HCC based on a proprietary panel of six DNA methylation markers that high levels in liver cancer patients as compared to non-liver cancer population.

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

A registrational clinical trial to enroll over 4,500 HBV-positive patients is ongoing at several leading research centers across China and is expected to be completed in 2023 for us to seek registrsation approval for HCCscan™ by the NMPA as a Class III medical device in 2024.

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

Our solutions for in-hospital operations are well accepted by many in-hospital partners. As of December 31, 2022, we have partnered with 60 hospitals, 31 of which are IVD in-hospital partners. Revenue generated from sales of IVD products decreased by 61.0% to RMB60.3 million from RMB154.5 million in 2021, which was mainly driven by the impacts of the COVID-19 pandemic situation in major Chinese cities in 2022. We believe our Genetron S2000 and Onco PanScan™/Onco Sonar™ assay combo will bring our in-hospital partners more benefits, in particular, operational efficiencies.

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

As part of our AI technology capabilities and building on years of experience working with our patients, we have generated high quality genomic data, which contains approximately 370,000 accumulated tissue and blood genomic test results. We believe we also have one of the world’s largest brain tumor genomic databases containing data of approximately 35,000 cases, which comprises quality samples that have been compared and cross-referenced with the patient’s personal medical history to ensure their clinical significance and accuracy. Our database will continue to grow along with the increasing number of tests we conducted, enabling us to continuously refine our database and enhance its predictive capability.

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

As another effort of our bioinformatics development, we have released BayVarC, a hierarchical Bayesian error model specifically designed to detect small variants (SNV & InDel) of low frequency ( >0.05% ) in ctDNA of cancer patients. At its core, Markov Chain Monte Carlo (MCMC) and Method of Moments were implemented. These methods ensured that, given limited cfDNA samples, the subtle signals of errors (introduced during NGS experiment) on each genomic loci can be accurately estimated. Benchmark showed that BayVarC achieved very high specificity (0.9999995, FPs/KB = 0.0005) and better sensitivity on low frequency variants comparing to other two methods in the industry. More detailed performance will be unveiled in upcoming literature.

We have developed a tool for the detection of Copy Number Variants incorporating NOise Reduction and Signal Enhancement (CNVNORSE). By significantly improving signal-to-noise ratio at the data level, CNVNORSE was able to detect very low-frequency gene amplification events in ctDNA, achieving a detection limit as low as 2.45 copies.

Alone with other algorithmic efforts, such as long InDel signal booster, these algorithms have been deployed to our production environment for routine analysis of clinical tumor samples.

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

Our industry leading research team and achievements

Our R&D capacities are supported by our research and development team led by scientists at the forefront of cancer genomics research. Dr. YAN Hai, our Chief Scientific Officer, and Dr. JIAO Yuchen, our Chief Technology Officer, lead our in-house research and development team consisting of 251 researchers and scientists, including 50 Ph.D. degree holders and 125 Master’s degree holders across medical, pharmaceutical, molecular biology, biotechnology and other related areas. Dr. YAN Hai obtained his M.D. from Peking University Health Center and his Ph.D. in molecular and cellular biology from Columbia University and received his postdoctoral training in Dr. Bert Vogelstein Laboratory at the Howard Hughes Medical Institute and Johns Hopkins University School of Medicine. Dr. Yan has published over 100 articles in peer reviewed journals, including New England Journal of Medicine, Nature, and Science, as the first or corresponding authors. Dr. JIAO Yuchen obtained his M.D. from Peking Union Medical College and his Ph.D. in biological chemistry at the Johns Hopkins University. Dr. Jiao also had his postdoctoral training at Dr. Bert Vogelstein Laboratory at the Howard Hughes Medical Institute and Johns Hopkins University School of Medicine. His research has been published in multiple renowned academic journals such as Science and Nature Genetics. In addition, we have established R&D centers in Maryland and Beijing.

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

The table below summarizes some of our research collaborations and the related journal publications:

Publication Date	Research Institutions/Hospital	Article Title	Journal Title	Journal Impact Factor
June 2014	Beijing Tiantan Hospital Capital Medical University	Exome sequencing identifies somatic gain of function PPM1D mutations in brainstem gliomas	Nature Genetics	38.330
September 2014	Cancer Hospital Chinese Academy of Medical Sciences	Genetic landscape of esophageal squamous cell carcinoma	Nature Genetics	38.330
March 2015	Huashan Hospital	Recurrent gain-of-function USP8 mutations in Cushing’s disease	Cell Research	25.617
May 2015	Zhejiang Provincial People’s Hospital	Recurrent TERT promoter mutations identified in a largescale study of multiple tumor types are associated with increased TERT expression and telomerase activation	European Journal of Cancer	9.162
April 2016	Beijing Cancer Hospital	Clonality analysis of multifocal papillary thyroid carcinoma by using genetic profiles	Journal of Pathology	7.996
September 2016	Huashan Hospital Affiliated to Fudan University	The genome wide mutational landscape of pituitary adenomas	Cell Research	26.617
May 2017	Huashan Hospital Affiliated to Fudan University	Germline mutations in CDH23, encoding Cadherin-Related 23, are associated with both familial and sporadic pituitary adenomas	American Journal of Human Genetics	11.025
May 2018	Zhejiang Provincial People’s Hospital	The genomic landscape of TERT promoter wildtype-IDH wildtype glioblastoma	Nature Communications	14.919
August 2018	Huashan Hospital Affiliated to Fudan University	Identification of recurrent USP48 and BRAF mutations in Cushing’s disease	Nature Communications	14.919
October 2018	Cancer Hospital Chinese Academy of Medical Sciences	Sensitive and rapid detection of TERT promoter and IDH mutations in diffuse gliomas	Neuro-Oncology	12.300
November 2018	Beijing Tiantan Hospital Capital Medical University	Molecular profiling of tumors of the brainstem by sequencing of CSF-derived circulating tumor DNA	Acta Neuropathologica	17.088
March 2019	Cancer Hospital Chinese Academy of Medical Sciences	Detection of early-stage hepatocellular carcinoma in asymptomatic HBsAg-seropositive individuals by liquid biopsy	Proceedings of the National Academy of Sciences of the United States of America	11.205
June 2019	China-Japan Union Hospital of Jilin University	MTAP Loss Promotes Stemness in Glioblastoma and Confers Unique Susceptibility to Purine Starvation	Cancer Research	12.701
January 2020	West China Hospital, Sichuan University	Mutation Profile of Tibetan Lung Cancer Revealed by Whole Exome Sequencing	Journal of Thoracic Oncology	15.609
June 2020	Beijing Tiantan Hospital Capital Medical University	The integrated genomic and epigenomic landscape of brainstem glioma	Nature Communications	14.919
August 2020	Peking Union Medical College Hospital	Positive tumour CD47 expression is an independent prognostic factor for recurrence in resected non-small cell lung cancer	ESMO Open	5.329
September 2020	Cancer Hospital Chinese Academy of Medical Sciences	Integrated molecular characterization reveals potential therapeutic strategies for pulmonary sarcomatoid carcinoma	Nature Communications	14.919
October 2021	Cancer Hospital Chinese Academy of Medical Sciences	Personalized analysis of minimal residual cancer cells in peritoneal lavage fluid predicts peritoneal dissemination of gastric cancer	Journal of Hematology and Oncology	17.2
November 2021	Cancer Hospital Chinese Academy of Medical Sciences	Calling small variants using universality with Bayes-factor-adjusted odds ratios	Briefings in Bioinformatics	11.62
March 2022	Cancer Hospital Chinese Academy of Medical Sciences, Peking Union Medical College Hospital	Response prediction and risk stratification of patients with rectal cancer after neoadjuvant therapy through an analysis of circulating tumour DNA	eBioMedicine, part of THE LANCET Discovery Science	8.14
November 2022	Zhongshan University Affiliated No.6 Hospital	Molecular Typing and Clinical Characteristics of Synchronous Multiple Primary Colorectal Cancer	JAMA Network Open	13.32
October 2022	Peking University Cancer Hospital & Institute	Clinical implications of circulating tumor DNA in predicting the outcome of diffuse large B-cell lymphoma patients receiving first-line therapy	MBC Medicine	11.15
April 2022	Cancer Hospital Chinese Academy of Medical Sciences	Integrated analysis of circulating tumour cells and circulating tumour DNA to detect minimal residual disease in hepatocellular carcinoma	Clinical and Translational Medicine	8.554
November 2022	Cancer Hospital Chinese Academy of Medical Sciences	Simultaneous analysis of mutations and methylations in circulating cell-free DNA for hepatocellular carcinoma detection	Science Translational Medicine	19.319
November 2022	Cancer Hospital Chinese Academy of Medical Sciences	Molecular diagnosis of pancreatobiliary tract cancer by detecting mutations and methylation changes in bile samples	eClinicalMedicine	17.033

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

R&D Plan

We have developed innovative technology platforms since our inception, including Genetron One-Step Seq™ Method, ctDNA low frequency mutations detection technology and Mutation Capsule™. We are fully committed to investing in R&D to develop new clinical services and IVD products. In the next three to five years, we expect to focus our near-term R&D efforts on early screening, MRD and seek NMPA registration of IVD products covering early screening of liver cancer, digestive cancer and multi-cancer, as well as diagnosis monitoring products such as comprehensive profiling panels, and other blood-based MRD and NGS assays.

R&D Expenses

We have invested RMB149.0 million, RMB254.0 million and RMB290.3 million in research and development for the years ended December 31, 2020, 2021 and 2022, respectively, accounting for 35.1%, 47.7% and 44.6% of our revenue for the respective periods, demonstrating our strong commitment in R&D.

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

As of December 31, 2022, we owned or co-owned 20 issued patents and 37 pending patent applications in China, one issued patent in the United States, one issued patent in South Korea, one issued patent in Singapore, five pending patent applications in the United States, 13 pending patent applications in Europe, Japan and South Korea. Our patents cover our key technologies, including Genetron One-Step SeqTM Method (Chinese Patent No. CN106835292) and liquid biopsy library construction sequencing analysis. As of December 31, 2022, we also owned 103 registered trademarks, copyrights to 67 software programs developed by us related to various aspects of our operations, and nine registered domain names. Our issued patents have expiration dates ranging from May 2030 to September 2042. If patents are issued on our pending patent applications, the resulting patents will be expected to expire between September 2035 to December 2042, subject to any potential patent term extension or adjustment.

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

OUR MANUFACTURING AND TESTING CAPACITY

Our Manufacturing Facilities

We use OEM model to manufacture our sequencing instruments, and all our assays are manufactured in-house. We carry out our manufacturing activities at two facilities located in Beijing and Chongqing. Our Beijing manufacturing facility has a total gross floor area of 402 square meters and is used for the production of our assays. Beijing manufacturing facility had designed annual production capacity of 100,000 assays with utilization rate being approximately 77% in 2020. Beijing manufacturing facility’s designed annual production capacity further increased to 250,000 assays in 2021 and utilization rate was approximately 69% in 2021. The utilization rate of Beijing manufacturing facility was approximately 83% in 2022. Our Chongqing manufacturing facility mainly assembles and manufactures medical devices and has a designed annual production capacity of 500 sequencing platforms. Utilization rate of Chongqing manufacturing facility was approximately 19.11%, 23.2% and 5.6% in 2020, 2021 and 2022, respectively. The manufacturing process of our medical devices takes approximately ten days while the manufacturing of our assays typically takes one month. Both Beijing and Chongqing manufacturing facilities have passed verification of quality management system for medical device registration.

Our Testing Facilities

We have three clinical laboratories located at Beijing, Wuxi and Guangzhou in China, and one in Maryland, USA. Our clinical laboratories are equipped with sequencing platforms to support our cancer molecular profiling services. Our sequencing instruments include such as Illumina Novaseq 6000, as well as Thermo Fisher S5 Plus and BGI SEQ2000. Our new operating center in Wuxi started operation in November 2022 and specializes in early screening tests.

All our clinical laboratories in Beijing, Wuxi and Guangzhou have conducted registrations and obtained the Medical Institution Practicing License. Our clinical laboratory in Beijing has obtained comprehensive panel accreditation under the CLIA from the Centers for Medicare & Medicaid Services (“CMS”), a certification from the CAP and ISO 15189 certificate issued by American Association For Laboratory Accreditation, being one of the few NGS laboratories in China that have all three international accreditations. The Beijing clinical laboratory also received full marks under the NCCL’s first nationwide EQA of NGS-based comprehensive genomic profiling for solid tumors in August 2021, earning the designation “Outstanding Laboratory” and ranking first among all of the 63 laboratories that participated in the evaluation. In addition, each of our above mentioned clinical laboratories has obtained NCCL EQA Certifications in various aspects, including our high-throughput sequencing and our bioinformatics platforms. In particular, our clinical laboratories have passed approximate 290 national and provincial clinical laboratory EQA tests since our inception, covering germline, comprehensive panel and liquid biopsy testing and bioinformatics, demonstrating our dedication to the highest service quality. Furthermore, our Beijing manufacturing facility has achieved ISO 15189: 2012 certification, ISO 13485: 2016 certification and ISO 9001 2015 certification. Previously approved for pilot run, our Guangzhou lab is officially approved by the Guangdong Bureau of the NCCL in December 2021 to offer Onco PanScan™, which makes our Guangzhou lab one of the few laboratory in China approved for conducting NGS-based comprehensive genomic profiling services. Our Maryland lab in the US is also CAP and CLIA dually-certified.

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

SALES AND MARKETING

As of December 31, 2022, we had established a robust sales and marketing team of approximately 290 members to provide doctors, patients and other clients with the customized support. Since 2017 and as of December 31, 2022, we had provided products and services to patients in over 500 hospitals in China. We have also established an external sales network of distributors, covering tier-three and tier-four cities in China. In addition, our dedicated marketing team, responsible for promoting our services and products, ideas and mission of our Company, facilitated our commercialization efforts through leveraging both online platforms and offline channels, and both self and collaborative initiatives, to our existing customers and potential new customers. Our marketing team will also co-sponsor or organize medical summits, conferences and seminars each year to promote and raise awareness of the clinical application of precision oncology among physicians and patients.

Direct Sales

As of December 31, 2022, our direct sales team covered 28 cities, including four tier-one cities, located in 22 provinces in China.

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

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We believe our continued growth relies on integrating social values into our business. We have been dedicated to creating a lasting positive environmental, social, and governance (“ESG”) impact on our customers, suppliers and the broader community whom our operation may impact. We acknowledge our responsibilities on environmental protection, social responsibilities.

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

	Space		Lease Term
Location	(in square meters)	Use	(months)
Beijing, China	9,491	Office, manufacturing, clinical laboratory, and storage	12 – 60	*
Chongqing, China	2,228	Office, manufacturing and storage	12 – 63
Guangzhou, China	3,421	Office and clinical laboratory	60
Tianjin, China	492	Office and outpatient department	60
Wuxi, China	9,909	Office and clinical laboratory	60
Gaithersburg, MD, USA	544	Office and research and development laboratory	84
*

Our facilities in Beijing mainly locate in Changping and Liangmaqiao. Our Changping facilities occupy multiple floors in different buildings at Beijing Life Science Park, and therefore, we entered into multiple lease agreements, the terms of which vary from 12 months to 60 months and will expire from April 2022 to January 2026. We are in the process of renewing the lease agreement for a clinical laboratory that expired in April 2023, and we do not expect any difficulties in such renewal. Our Liangmaqiao facilities mainly serve as office and has term of 42 months, which will expire in March 2024.

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

Production Permit and GMP for Medical Devices

Pursuant to the 2021 Medical Devices Regulation and the Administrative Measures for Production of Medical Devices, promulgated by the SAMR on March 10, 2022 and came into effect on May 1, 2022, an entity engaging in the production of Class I medical devices must complete record-filing with the local counterpart of the NMPA at city level where such entity is located, and an entity engaging in the production of Class II or Class III medical devices must obtain a production permit of medical devices from the NMPA at provincial level. The production permit of medical devices is valid for five years and the holder need to apply for the extension of such permit within30 business days to 90 business days prior to its expiration.

According to the Good Manufacturing Practice of Medical Devices promulgated by the CFDA and effective from March 1, 2015, an entity engaging in the design, developing, production, sales after-sales of medical devices must establish and effectively maintain quality control standards.

Operation Permit and GSP for Medical Devices

Pursuant to the 2021 Medical Devices Regulation and the Administrative Measures for Operation of Medical Devices, promulgated by the SAMR on March 10, 2022 and came into effect on May 1, 2022,, an entity engaging in the operation of Class I medical devices is not required to obtain approval or filing for record with the NMPA or its local counterparts; an entity engaging in the operation of Class II medical devices is required to file for record with the local counterpart of NMPA at city level where such entity is located; and an entity engaging in the operation of Class III medical devices is required to apply for an operation permit from the local counterpart of the NMPA at city level. The operation permit of medical devices is valid for five years and the holder need to apply for the extension of such permit within 30 business days to 90 business daysprior to its expiration. In addition, according to the Administrative Measures for Operation of Medical Devices, no additional operation permit or filing is required for any registered holder or record holder of medical devices or manufacturer of medical devices if it sells the medical devices at the place where it is domiciled or where the medical devices are manufactured. According to the 2021 Medical Devices Regulation, entities are prohibited from selling or using any medical devices that have not been properly registered or filed with the NMPA or its relevant local counterpart for record.

Pursuant to the Good Sales Practice of Medical Devices promulgated by the CFDA and effective from December 12, 2014, an entity engaging in the procurement, acceptance, preservation, sales, transportation and after-sales of medical devices must take effectively quality control measures.

In order to deepen the reform of the evaluation and approval system for medical devices and strengthen the administration of clinical trials of medical devices, the NMPA, in concert with the NHC, organized the revision to the Good Clinical Practice for Medical Device Trials, which was promulgated on March 24, 2022 and effective from May 1, 2022. Pursuant to the Good Clinical Practice for Medical Device Trials, activities relating to clinical trials of medical devices conducted within the territory of the People’s Republic of China for the purpose of application for the registration of medical devices (including in vitro diagnostic reagents) shall be governed and regulated. In addition, pursuant to the Provisions on the Supervision and Administration of Enterprises’ Implementation of Primary Responsibilities for Quality Safety of Medical Devices, which was promulgated by the NMPA on December 29, 2022 and effective from March 1, 2023, registrants and record-filing parties of medical devices shall be responsible for the safety and effectiveness of medical devices on the market in accordance with the law, entrusted manufacturers shall be responsible for entrusted manufacturing activities, and business operators shall be responsible for their business activities.

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

Furthermore, in July 2022, CAC issued the Measures on Security Assessment of the Cross-border Data Transfer, or the Security Assessment Measures, which provide that data processors shall make self-assessment of the risks before transferring data cross-border, and shall apply for security assessment for cross-border data transfer in any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by CIIO Operators or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since 1 January of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

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

Foreign investments that are beyond the “negative list” will be granted national treatment. Foreign investors are prohibited from investing in any prohibited industries that are specified in the “negative list,” while foreign investment can invest in the restricted industries by satisfying relevant conditions stipulated in the “negative list.” The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) (2021 version) for Foreign Investment Access, last amended and jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and became effective as of January 1, 2022, or the Negative List, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), last amended and jointly promulgated by t the MOFCOM and the NDRC on October 26, 2022 and became effective as of January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless otherwise restricted by other PRC laws. Development and application of gene diagnosis and treatment technology is prohibited to foreign investment pursuant to the Negative List. According to the Negative List, the overseas offering and listing of a domestic enterprise that operates in business falling into the category which foreign investors are prohibited to invest will be subject to review by the government authority. Pursuant to the press conference held by NDRC on January 18, 2022, the foresaid review shall not be applicable to the domestic enterprises that seek to offer and list securities in overseas markets indirectly.

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

Regulations Related to Tax

Enterprise Income Tax

The Enterprise Income Tax Law of the PRC, which was promulgated by the NPC on March 16, 2007 and last amended and effective on December 29, 2018, and the Regulations for the Implementation of the Law on Enterprise Income Tax, which was promulgated by the State Council, and amended on April 23, 2019, collectively the EIT Law, generally impose a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs. The EIT Law permits certain High and New Technologies Enterprises, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged.

PRC Value Added Tax

On March 23, 2016, the MOFCOM and the State Administration of Taxation, or the SAT, jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors that were required to pay business tax are instead required to pay value-added tax, or VAT, in lieu of business tax. A VAT rate of 6% applies to revenue derived from the provision of certain services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

On March 20, 2019, MOFCOM, the SAT and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, which became effective on April 1, 2019, to further slash VAT rates. According to Announcement 39, (i) the 16% or 10% VAT rates previously imposed on sales and imports by general VAT taxpayers are reduced to 13% or 9%, respectively; (ii) the 10% purchase VAT credit rate allowed for the procured agricultural products is reduced to 9%; (iii) the 13% purchase VAT credit rate allowed for the agricultural products procured for production or commissioned processing is reduced to 10%; and (iv) the 16% or 10% export VAT refund rates previously granted to the exportation of goods or labor services are reduced to 13% or 9%, respectively.

Dividend Withholding Tax

Pursuant to the EIT Law, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Tax on Income, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

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

Regulations Related to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC Subsidiaries, which are foreign invested enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal legislation with respect to payment or distribution of dividends by foreign invested enterprises include (i) the Company Law of the PRC, amended by the SCNPC in October 2018, and (2) the Foreign Investment Law and its implementation rules. Under these laws, foreign invested enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. These reserve funds may not be distributed as cash dividends. A foreign invested enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. Profit of a foreign invested enterprise shall not be distributed before the losses thereof for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Import and Export of Goods

Pursuant to the Customs Law of the PRC, which was promulgated by the SCNPC on January 22, 1987, last amended and became effective on April 29, 2021, the import of goods throughout the period from the time of arrival in the territory of China to the time of customs clearance, the export of goods throughout the period from the time of declaration to the customs to the time of departure from the territory of China, and the transit, transshipment and through-shipment of goods throughout the period from the time of arrival in the territory of China to the time of departure from the territory of China shall be subject to customs control.

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

In October 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all FIEs to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment, which was jointly promulgated by the People’s Bank of China, NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and became effective on February 4, 2021, allows the non-investment FIEs to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if an FIE uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

●	the device may not be shown safe or effective to the FDA’s satisfaction;
●	the data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;
●	the manufacturing process or facilities may not meet applicable requirements; and

●	changes in FDA approval policies or adoption of new regulations may require additional data.

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

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our material subsidiaries and the consolidated VIEs:

Notes:

(1)

Shareholders of Genetron Health (Beijing) Co., Ltd., or Genetron Health, are (a) Wang-Acting-in-Concert Group (as defined below), collectively holding 58.0% equity interests of Genetron Health, and (b) a diversified group of unrelated PRC-based institutional investors that are also shareholders of Genetron Holdings Limited, collectively holding 42.0% of equity interests of Genetron Health, among which Shenzhen Jiadao Gongcheng Equity Investment Funds (Limited Partnership) and Shenzhen Haixia Life Science Investment Partnership (Limited Partnership) owns 8.9% and 8.0% of equity interests of Genetron Health, respectively.

On October 10, 2017, Mr. Sizhen Wang, the immediate family members of executive officer and co-founder (Dr. Yan Hai and Mr. Weiwu He), Beijing Jinchuang Junmeng Investment Management Center (Limited Partnership), Zhuhai Jinchuang Junhe Investment Management Center (Limited Partnership) and Beijing Jinchuang Junlian Investment Management Center (Limited Partnership) (such persons collectively, the “Wang-Acting-in-Concert Group”), entered into a concert party agreement pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at Genetron Health’s shareholders’ general meetings and Genetron Health’s board meetings, (ii) recognize the controlling position of Mr. Sizhen Wang, CEO of the Company and Chairman of the Board; and (iii) act in concert in accordance with Mr. Sizhen Wang’s opinions in respect of the daily operations and management and the major decision-making of Genetron Health.

(2)

Shareholders of Genetron (Wuxi) Biotech Co., Ltd. are Sizhen Wang and Yuchen Jiao, our Chief Technology Officer of the Company, each holding 90% and 10%, respectively, equity interests of Genetron (Wuxi) Biotech Co., Ltd.

Contractual Arrangements with the VIEs and their Shareholders

Investment in the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment is a prohibited category for foreign investment in the PRC. Precision oncology services fall within the scope of such prohibited category. Therefore, the VIEs, Genetron Health (Beijing) Co., Ltd. (“Genetron Health”), and Genetron (Wuxi) Biotech Co., Ltd., were established to conduct precision oncology services business activities.

The contractual arrangements among Genetron (Tianjin) Co., Ltd., Genetron Health and its shareholders, and among Genetron (Wuxi) Business Management Co., Ltd, Genetron (Wuxi) Biotech Co., Ltd. and its shareholders allow us to:

●	have power over the VIEs;
●	receive substantially all of the economic benefits of the VIEs; and
●	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIEs when and to the extent permitted by laws.

As a result of these contractual arrangements, we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements for accounting purposes in accordance with IFRS.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts for business operations. The shareholders of the VIEs may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system, especially the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to our PRC Subsidiaries’ contractual arrangements with the respective VIE, its founders and owners, could limit our ability to enforce these contractual arrangements. Meanwhile, we face challenges enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated structured entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to consolidate the VIEs for accounting purposes, and our ability to conduct our business may be negatively affected.

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

Agreements that Provide us with the Power over the VIEs

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

4.D. Property, Plants and Equipment

We are headquartered in Beijing, China and have offices and/or clinical laboratories in Chongqing, Guangzhou, Tianjin, China and Maryland, USA. As of December 31, 2022, we had leased office space, plants and clinical laboratories for our material facilities. We lease our premises under operating lease agreements from independent third parties. See “Item 4. Information on the Company—4.B. Business Overview—Property and Facilities.”

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

Specific Factors Affecting Our Results of Operations

Increased adoption of our precision oncology services and products

Our revenue growth is mainly driven by our ability to increase the adoption of our precision oncology testing in the form of LDT services, including diagnosis and monitoring and early screening, and in the form of IVD products. In 2020, 2021 and 2022, we sold approximately 21,900, 24,360 and 19,790 LDT diagnostic tests, respectively. Our revenue generated from provision of LDT services increased by 15.8% from RMB291.7 million in 2020 to RMB337.8 million in 2021, and further by 60.5% to RMB542.3 million in 2022. As of December 31, 2022, we had entered into contracts with 60 hospitals, including in-hospital IVD product purchase agreements with 31 hospitals. Our revenue generated from sales of IVD products increased by 64.4% from RMB94.0 million in 2020 to RMB154.5 million in 2021 and decreased by 61.0% to RMB60.3 million in 2022.

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

Obtaining regulatory approval for our pipeline products

There is an increasing demand from hospitals for the provision of one-stop IVD genomic testing services as the concept of precision oncology wins gradual acceptance among physicians. Adoption by public hospitals and insurance coverage often requires registration from the NMPA—each IVD product must be registered in association with a specific sequencing platform. Companies with NMPA-registered IVD products and platforms are expected to win larger market shares. We have an experienced regulatory team dedicated in handling regulatory approval for our pipeline IVD products and platforms. As of December 31, 2022, we had an in-depth IVD pipeline of four assays, covering both diagnosis and monitoring services and early screening services. We believe once we obtain NMPA registrations for our pipeline products, we will gain significant advantage compared to our peers and therefore, achieve future growth and create new revenue drivers. We believe our leadership and experience in obtaining regulatory approvals of our pipeline products will be the foundation to further achieve economies of scale. In contrast, any failure to obtain regulatory approval for our pipeline products may cause adverse impact on the results of our operations.

Expanding collaboration with biopharmaceutical company customers

We intend to pursue further growth in our collaboration with biopharmaceutical companies. Our revenue and business opportunities depend in part on our ability to attract new biopharmaceutical company customers and to maintain and expand relationships with existing biopharmaceutical company customers. We believe our products and services could be used by biopharmaceutical companies for a wide range of applications, including discovery of new targets and mechanisms of acquired resistance, retrospective sample analysis to rapidly identify biomarkers associated with response and lack of response, prospective screening and patient referral to accelerate clinical trial enrollment, and companion diagnostic development to support the approval and commercialization of therapeutics and may become one of our revenue drivers. As of December 31, 2022, we had partnered with 75 biopharmaceutical companies in genomics research and clinical development. We will further optimize our research and development capacities to satisfy the potential demands of existing and new biopharmaceutical company customers.

Managing our costs and expenses effectively

Our ability to manage our costs and expenses efficiently is critical to the success of our business. Our cost of revenue primarily consists of cost of raw materials, labor cost, equipment and infrastructure expenses associated with diagnosis and monitoring and development services. Driven by the greater economies of scale, our cost of revenue as a percentage of revenue decreased from 38.7% in 2020 to 36.5% in 2021 and increased to 56.8% in 2022 due to the lower margin of COVID-19 testing services which was based on the agreed government pricing protocols. We expect our cost of revenue to grow in absolute amount, in line with our business growth. We expect the cost of revenue as a percentage of revenue to decrease in the future. We plan to leverage our growing bargaining power to negotiate favorable pricing with our raw material suppliers, and we expect to be able to utilize infrastructure and manage operations more effectively, both of which will allow us to increase our gross margin.

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

Impact of the COVID-19

An outbreak of a respiratory disease COVID-19 was first reported in December 2019 and continues to expand globally. Significant rises in COVID-19 cases have been reported since then, causing governments around the world to implement unprecedented measures such as city lockdowns, travel restrictions, quarantines and business shutdowns. COVID-19 outbreak disrupted the normal life and daily routine of the global population and in amidst of this global pandemic, diagnosis and monitoring and early screening naturally became less a priority as compared to other more imminent health concerns. Due to the enforcement of the “zero COVID” strategy in China in 2022 and the resulting sustained travel restrictions across our major markets in China, the number of cancer patients that visited hospitals we covered decreased. As such, the demand for our precision oncology services and products did not increase as expected, which to certain extent, adversely affected our business operations in 2020, 2021 and 2022. In addition to the impact on our financial performance, COVID-19 also had temporary negative impact on our business activities, including our HIT Study and advancement of the clinical development and registration of our IVD pipeline products.

In addition, intermittent COVID outbreaks continued to occur across China since the fourth quarter of 2021 and well into the full year of 2022, hence PRC government had maintained the zero-COVID policy through lockdowns, mass testing, and travel restrictions. In 2022, rapidly soaring COVID cases had resulted in shutdowns in most cities in China. As such, the demand for our precision oncology services and products was adversely affected in 2021 and 2022. Effective as of January 8, 2023, the National Health Commission changed “COVID-19” from “novel coronavirus pneumonia” to “novel coronavirus infection” and simultaneously downgrading management of the disease from Class A to Class B. On the same day, China reopened sea and land crossings with Hong Kong and ended a requirement for incoming travellers to quarantine, evidencing formal depature from its “zero COVID” strategy. However, if China were to resume its “zero COVID” strategy, our business, results of operations, financial conditions and prospects may be further adversely affected, and the trading price of the ADSs may be adversely affected, if hospitals, our direct sales team, distributors or other business partners continue to be affected by COVID-19. We are closely monitoring the evolving situation and remain focused on executing our strategy in geographies and segments that are less affected by the restrictions. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Operations—We face risks related to health epidemics, including COVID-19, severe weather conditions and other outbreaks.”

Funding for our operations

In 2020, 2021 and 2022, we funded our operations primarily through revenue generated from sales of our services and products, proceeds from equity financing, including our IPO on the Nasdaq, and bank loans. Based on our evaluation, we believe that our normal operating revenues, together with our existing cash and cash equivalents as well as assets readily convertible into such, are unable to meet our obligations falling due and working capital requirements in the next twelve months after the date of this annual report. This indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on our ability to continue as a going concern and therefore we may be unable to realize assets and discharge liabilities in the normal course of business. We will need to raise additional funding to fund our operations and are in the process of negotiating financing with certain investors. There can be no assurance, however, that we will be able to obtain financing on acceptable terms on a timely basis or at all. The inability to obtain future funding could impact our financial condition and ability to continue operations and being unable to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to successfully execute our plans, which include a business plan to control operating costs and expenses and optimize operational efficiency to improve our cash flows from operations, and a financial plan as mentioned above to raise external financing and obtain additional bank facilities. To implement the business plan, we will reduce various discretional expenditures including employee benefit and other operating expenses.

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

Research and Development Expenses

Our research and development expenses primarily consisted of employee benefit expenses for research and development personnel, cost of inventories and consumables used, rental, utilities and office expenses, depreciation and amortization. These expenses are primarily upporting the following research and development activities:

●	Development of, and improvement on NGS-based diagnostics services and products.
●	Development of, improvement on and registration/approval of assays and platforms;
●	Development of, and improvement on development of early screening technologies and products; and
●	Research and technology development on additional clinically actionable biomarkers.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, shares and per share data)
Revenue	424,485	100.0	531,950	100.0	650,706	94,344	100.0
Cost of revenue	(164,268)	(38.7)	(193,983)	(36.5)	(369,278)	(53,540)	(56.8)
Gross profit	260,217	61.3	337,967	63.5	281,428	40,804	43.2
Selling expenses	(246,959)	(58.2)	(343,161)	(64.5)	(364,564)	(52,857)	(56.0)
Administrative expenses	(126,318)	(29.8)	(227,001)	(42.7)	(266,908)	(38,698)	(41.0)
Research and development expenses	(148,999)	(35.1)	(253,950)	(47.7)	(290,286)	(42,087)	(44.6)
Net loss allowance for financial and contract assets	(14,843)	(3.5)	(37,032)	(7.0)	(59,010)	(8,556)	(9.1)
Other income and gains/(losses)—net	8,526	2.0	5,329	1.0	(2,666)	(387)	(0.4)
Operating expenses	(528,593)	(124.5)	(855,815)	(160.9)	(983,434)	(142,585)	(151.1)
Operating loss	(268,376)	(63.2)	(517,848)	(97.3)	(702,006)	(101,781)	(107.9)
Finance income	28,330	6.7	20,501	3.9	2,861	415	0.4
Finance costs	(5,627)	(1.4)	(5,251)	(1.0)	(111,485)	(16,164)	(17.1)
Finance income/(costs) —net	22,703	5.3	15,250	2.9	(108,624)	(15,749)	(16.7)
Fair value loss of financial instruments with preferred rights	(2,823,370)	(665.1)	—	—	—	—	—
Loss before income tax	(3,069,043)	(723.0)	(502,598)	(94.5)	(810,630)	(117,530)	(124.6)
Income tax expense	—	—	—	—	—	—	—
Loss for the year	(3,069,043)	(723.0)	(502,598)	(94.5)	(810,630)	(117,530)	(124.6)
Loss attributable to:
Owners of the Company	(3,069,043)	(723.0)	(496,238)	(93.3)	(808,403)	(117,207)	(124.3)
Non-controlling interests	—	—	(6,360)	(1.2)	(2,227)	(323)	(0.3)
	(3,069,043)	(723.0)	(502,598)	(94.5)	(810,630)	(117,530)	(124.6)
Loss per share for loss attributable to owners of the Company
—Basic and diluted	(10.18)		(1.08)		(1.74)	(0.25)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our revenue increased by 22.3% from RMB532.0 million in 2021 to RMB650.7 million (US$94.3 million) in 2022, which was primarily driven by the increase in diagnosis and monitoring revenue.

Diagnosis and monitoring

Our diagnosis and monitoring revenue increased by 22.4% from RMB492.4 million in 2021 to RMB602.6 million (US$87.4 million) in 2022. This increase was primarily driven by COVID-19 testing service revenue of RMB 250.2 million (US$36.3 million).

Our revenue generated from provision of LDT services increased by 60.5% from RMB337.8 million in 2021 to RMB542.3 million (US$78.6 million) in 2022. Sales of LDT services also included sales of COVID-19 testing service, which has significantly contributed to our revenue growth in 2022. As China has exited from its “zero-COVID” strategy since December 2022, we do not expect sales of COVID-19 testing service will continue to be a significant driver of the growth of either diagnosis and monitoring revenue or revenue generated from provision of LDT services.

Our revenue generated from sales of IVD products decreased by 61.0% from RMB154.5 million in 2021 to RMB60.3 million (US$8.7 million) in 2022. The decrease was primarily attributed to the adverse impacts of the COVID-19 pandemic in major cities in mainland China in 2022.

Development services

Our revenue generated from development services increased by 21.6% from RMB39.6 million in 2021 to RMB48.1 million (US$7.0 million) in 2022. The increase was primarily driven by the growth in revenue generated from biopharmaceutical services and sequencing services.

Cost of revenue

Our cost of revenue increased by 90.4% from RMB194.0 million in 2021 to RMB369.3 million (US$53.5 million) in 2022. The increase was primarily driven by the increased cost of COVID-19 testing services of RMB191.5 million.

Our cost of revenue for diagnosis and monitoring increased by 102.9% from RMB161.2 million in 2021 to RMB327.1 million (US$47.4 million) in 2022. The increase in cost of revenues associated with LDT services mainly driven by the increase in COVID-19 tesing services. The cost of revenue for diagnosis and monitoring as a percentage of revenue from diagnosis and monitoring increased from 32.7% in 2021 to 54.3% in 2022. The increase was primarily driven by shift of product mix and the low gross margins of COVID-19 testing services resulting from government pricing protocols. Similarly, we do not expect COVID-19 tesing services to remain as a primary contributor to the increase of cost of revenues in 2023 and near future.

Our cost of revenue for development services was RMB32.8 million in 2021, compared to RMB42.2 million (US$6.1 million) in 2022, representing a increase of 28.8%. The cost of revenue for development services as a percentage of revenue from development services increased from 82.8% in 2021 to 87.8% in 2022.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased by 16.7% from RMB338.0 million in 2021 to RMB281.4 million (US$40.8 million) in 2022. Our gross profit for diagnosis and monitoring business decreased by 16.8% from RMB331.2 million in 2021 to RMB275.6 million (US$40.0 million) in 2022.

Our gross profit margin decreased from 63.5% in 2021 to 43.2% in 2022.

Selling expenses

Our selling expenses increased by 6.2% from RMB343.2 million in 2021 to RMB364.6 million (US$52.9 million) in 2022. The increase was primarily attributable to the increase of marketing and advertising expenses for promotion of early screening products.

Administrative expenses

Our administrative expenses increased by 17.6% from RMB227.0 million in 2021 to RMB266.9 million (US$38.7 million) in 2022. The increase was primarily attributable to the labor expenses to support administrative co-ordination work for COVID-19 test.

Research and development expenses

Research and development expenses were RMB290.3 million for the year ended December 31, 2022, compared to RMB254.0 million for the year ended December 31, 2021. The following table summarizes our research and development expenses for the year ended December 31, 2021 and 2022, together with the changes in those items in RMB (in thousands):

	Year ended December 31,
	2021	2022	Change
	RMB'000	RMB'000	RMB'000%
Employee benefit expenses	134,359	159,845	25,486	19
Cost of inventories and consumables used	60,471	43,439	(17,032)	(28)
Depreciation and amortization	27,407	32,192	4,785	17
Professional service fees	11,948	26,871	14,923	125
Rental, utilities and office expenses	10,304	6,974	(3,330)	(32)
Others	9,461	20,964	11,503	122
Total	253,950	290,286	36,336	14

The increase of approximately RMB36.3 million in research and development expenses was primarily attributable to the following:

●	RMB25.5 million of increased employee benefit expenses, primarily related to the increase of R&D headcount and related expenses;
●	RMB17.0 million of decreased cost of inventories and consumables used, primarily due to certain research and development projects entered into the stage of data preparation and reduced consumables used;
●	RMB4.8 million of increased depreciation and amortization, primarily related to more equipment were purchased for the research and development activities;
●	RMB14.9 million of increased professional service fees, primarily related to the increased consulting service fees to support our research and development efforts; and
●	RMB11.5 million of increased other expenses associated with R&D outsorcing for higher efficiency.

Net loss allowance for financial and contract assets

Our net loss allowance for financial and contract assets increased from RMB37.0 million in 2021 to RMB59.0 million (US$8.6 million) in 2022, which was primarily due to longer settlement cycle of receivables impacted by COVID-19 lockdown.

Other income and gains/(losses) — net

Our other losses — net were RMB2.7 million (US$0.4 million) in 2022, compared to other income and gains — net of RMB5.3 million in 2021, representing a decrease of RMB8.0 million, or 150.0%, which was primarily attributable to the fair value loss on wealth management products in 2022.

Operating loss

As a result of the foregoing, our operating loss increased by 35.6% from RMB517.8 million in 2021 to RMB702.0 million (US$101.8 million) in 2022.

Finance income

Our finance income was RMB2.9 million (US$0.4 million) in 2022, as compared to RMB20.5 million in 2021. The decrease was related to foreign currency exchange fluctuations.

Finance costs

Our finance costs increased by 2023.1% from RMB5.3 million in 2021 to RMB111.5 million (US$16.2 million) in 2022. The increase was mainly related to foreign currency exchange fluctuations.

Loss for the year

As a result of the foregoing, our loss for the year increased by 61.3% from RMB502.6 million in 2021 to RMB810.6 million (US$117.5 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

See “Item 5. Operating and Financial Review and Prospects—5. A. Operating Results—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” beginning on page 139 of our Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 29, 2022 (File No.:001-39328) incorporated by reference into this annual report.

Research and Development Expenses

Research and development expenses were RMB254.0 million for the year ended December 31, 2021, compared to RMB149.0 million for the year ended December 31, 2020. The following table summarizes our research and development expenses for the year ended December 31, 2020 and 2021, together with the changes in those items in RMB (in thousands):

	Year ended December 31,
	2020	2021	Change
	RMB'000	RMB'000	RMB'000%
Employee benefit expenses	75,889	134,359	58,470	77
Cost of inventories and consumables used	28,940	60,471	31,531	109
Depreciation and amortization	23,574	27,407	3,833	16
Professional service fees	7,047	11,948	4,901	70
Rental, utilities and office expenses	9,043	10,304	1,261	14
Others	4,506	9,461	4,955	110
Total	148,999	253,950	104,951	70

The increase of approximately RMB105.0 million was primarily attributable to the following:

●	RMB58.5 million of increased employee benefit expenses, primarily related to higher R&D headcount and related expenses;
●	RMB31.5 million of increased cost of inventories and consumables used, primarily related to our continued efforts in the development of products and clinical trial activities;
●	RMB3.8 million of increased depreciation and amortization, primarily related to more equipment were purchased for the research and development activities;
●	RMB4.9 million of increased professional service fees, primarily related to the increased consulting service fees to support our research and development efforts; and
●	RMB5.0 million of increased other expenses to support the growth of our organization.

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

Non-IFRS loss for the year represents loss for the year excluding fair value changes of financial instruments with preferred rights and other loss of financial instruments with preferred rights (if applicable). The following table sets forth a reconciliation of non-IFRS net loss to net loss, its most directly comparable IFRS measure, for the years ended December 31, 2020, 2021 and 2022.

	For the Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Loss for the year	(3,069,043)	(502,598)	(810,630)	(117,530)
Adjustments:
Fair value loss of financial instruments with preferred rights	2,823,370	—	—	—
Non-IFRS loss	(245,673)	(502,598)	(810,630)	(117,530)

The following table sets forth a reconciliation of non-IFRS net loss per share/ADS to net loss per share for the year, its most directly comparable IFRS measure, for the years ended December 31, 2020, 2021 and 2022.

	For the Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share/ADS data)
Loss attributable to:
Owners of the Company	(3,069,043)	(496,238)	(808,403)	(117,207)
Non-IFRS adjustments(1)	2,823,370	—	—	—
Non-IFRS loss attributable to owners of the Company for computing non-IFRS net loss per share/ADS for loss attributable to owners of the Company	(245,673)	(496,238)	(808,403)	(117,207)
Share used in IFRS and non IFRS loss per share computation:
- Basic and diluted	301,379,911	460,547,499	463,976,516	463,976,516
ADS used in IFRS loss per ADS computation:
- Basic and diluted	60,275,982	92,109,499	92,795,303	92,795,303
Loss per share for loss attributable to owners of the Company
- Basic and diluted	(10.18)	(1.08)	(1.74)	(0.25)
Loss per ADS (5 ordinary shares equal to 1 ADS) for loss attributable to owners of the Company
- Basic and diluted	(50.92)	(5.39)	(8.71)	(1.26)
Non-IFRS loss per share for loss attributable to owners of the Company
- Basic and diluted	(0.82)	(1.08)	(1.74)	(0.25)
Non-IFRS loss per ADS (5 ordinary shares equal to 1 ADS) for loss attributable to owners of the Company
- Basic and diluted	(4.08)	(5.39)	(8.71)	(1.26)
(1)	See the table above regarding the reconciliation of non-IFRS net loss to net loss for the year for more information of these non-IFRS adjustments.

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

As a Cayman Islands holding company, we may receive dividends from our PRC Subsidiaries through Genetron Health (Hong Kong) Company Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35 which became effective in January 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Genetron Health (Hong Kong) Company Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC Subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements, we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

5.B. Liquidity and Capital Resources

Since our inception, we have incurred net losses and negative cash flow from our operations. We expect to incur additional operating losses in the near future and our operating expenses. Our principal source of liquidity has been revenue generated from sales of our services and products, proceeds from our equity financing, including our IPO on the Nasdaq in June 2020, and bank loans. As of December 31, 2022, we had RMB 176.3 million in cash and cash equivalents, a significant portion of which were held by our PRC Subsidiaries and VIEs and their subsidiaries in China. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in RMB and USD as of December 31, 2022.

For each of the years ended December 31, 2020, 2021 and 2022, we had net operating loss of RMB268.4 million, RMB517.8 million and RMB702.0 million and net cash outflows from operating activities of RMB300.9 million, RMB524.1 million and RMB460.2 million, respectively. As at December 31, 2021 and 2022, we had net assets of RMB1,210.1 million and RMB548.4 million and net current assets of RMB982.1 million and RMB319.1 million, respectively. Based on our evaluation, we believe that our normal operating revenues, together with our existing cash and cash equivalents as well as assets readily convertible into such, are unable to meet our obligations falling due and working capital requirements in the next twelve months after the date of this annual report. This indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on our ability to continue as a going concern and therefore we may be unable to realize assets and discharge liabilities in the normal course of business. We will need to raise additional funding to fund our operations and are in the process of negotiating financing with certain investors. There can be no assurance, however, that we will be able to obtain financing on acceptable terms on a timely basis or at all. The inability to obtain future funding could impact our financial condition and ability to continue operations and being unable to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to successfully execute our plans, which include a business plan to control operating costs and expenses and optimize operational efficiency to improve our cash flows from operations, and a financial plan to raise external financing as mentioned above and obtain additional bank facilities. To implement the business plan, we will reduce various discretional expenditures including employee benefit and other operating expenses. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to our Financial Prospects and Need for Additional Capital— Our audit report and related financial statements include a reference of substantial doubt about our ability to continue as a going concern. We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.”

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

The following table presents our selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(300,897)	(524,144)	(460,197)	(66,722)
Net cash used in investing activities	(84,649)	(136,275)	(87,832)	(12,734)
Net cash generated from/(used in) financing activities	1,744,512	(58,405)	71,367	10,347
Net increase/(decrease) in cash and cash equivalents	1,358,966	(718,824)	(476,662)	(69,109)
Cash and cash equivalents at beginning of year	139,954	1,375,766	639,042	92,652
Exchange differences on cash and cash equivalents	(123,154)	(17,900)	13,886	2,013
Cash and cash equivalents at end of year	1,375,766	639,042	176,266	25,556

Operating activities

Net cash used in operating activities was RMB460.2 million (US$66.7 million) in 2022. The difference between our loss before income tax of RMB810.6 million (US$117.5 million) and the net cash used in operating activities was mainly due to (i) share-based compensation of RMB17.5 million (US$2.5 million), (ii) depreciation and amortization of RMB77.4 million (US$11.2 million), (iii) loss allowance for trade and other receivables and contract assets of RMB59.0 million (US$8.6 million), (iv) finance net cost of RMB110.6 million (US$16.0 million), (v) an decrease in other current assets of RMB21.2 million (US$3.1 million), (vi) an decrease in other receivables and prepayments of RMB24.4 million (US$3.5 million), and (vii) an increase in other payables and accruals of RMB43.8 million (US$6.3 million),

Net cash used in operating activities was RMB524.1 million (US$82.3 million) in 2021. The difference between our loss before income tax of RMB502.6 million (US$78.9 million) and the net cash used in operating activities was mainly due to (i) share-based compensation of RMB54.1 million (US$8.5 million), (ii) depreciation and amortization of RMB63.1 million (US$9.9 million), and (iii) loss allowance for trade and other receivables and contract assets of RMB37.0 million (US$5.8 million), partially offset by (i) finance net income of RMB14.1 million (US$2.2 million), (ii) an increase in other receivables and prepayments of RMB44.4 million (US$7.0 million) and (iii) an increase in trade receivables of RMB153.5 million (US$24.1 million).

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

Investing activities

Net cash used in investing activities was RMB87.8 million (US$12.7 million) in 2022, which was primarily attributable to (i) purchase of wealth management products of RMB1,180.0 million (US$171.1 million), and (ii) purchase of property, plant and equipment of RMB72.1 million (US$10.5 million), partially offset by redemption of wealth management products of RMB1,166.0 million (US$169.1 million).

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

Financing activities

Net cash generated from financing activities was RMB71.4 million (US$10.3 million) in 2022, which was mainly attributable to proceeds from borrowings of RMB130.0 million (US$18.8 million), partially offset by (i) repayments of borrowings of RMB33.0 million (US$4.8 million), and (ii) principal elements of lease payments of RMB21.9 million (US$3.2 million).

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment and intangible assets. Our capital expenditures were RMB50.0 million, RMB85.9 million and RMB82.1 million in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance, net proceeds from potential equity or debt financing, bank and other borrowings, and future operating cash flows. We may adjust our capital expenditures for any given period according to our development plans or in light of market conditions and other factors we believe to be appropriate.

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

Contractual Obligations

	Payments Due by December 31, 2022
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(RMB in thousands)
Capital commitments(1)	162	162	—	—	—
Operating leases(2)	46,520	23,998	17,736	4,786	—
Short-term bank borrowings(3)	87,719	87,719	—	—	—
Long-term borrowing(4)	32,553	25,347	7,206	—	—

Total	166,954	137,226	24,942	4,786	—

(1)	Capital commitments relate to contracts for equipment and intangible assets.
(2)	Operating leases relate to certain office buildings under non-cancellable operating lease agreements.
(3)	The short-term bank borrowings were obtained for working capital purpose.
(4)	The long-term borrowing was obtained for working capital purpose.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

License/Permit	Holder
Medical Device Manufacturing Permit	Genetron Health (Beijing) Co., Ltd.	June 24, 2020	February 8, 2023
Medical Device Manufacturing Permit	Genetron Health (Chongqing) Co., Ltd.	December 13, 2022	December 27, 2027
Medical Device Operation Permit	Genetron Health (Beijing) Co., Ltd.	June 29, 2020	June 28, 2025
Medical Device Operation Permit	Genetron Health (Chongqing) Co., Ltd.	May 22, 2020	May 29, 2023
National High-tech Enterprise Certificate	Genetron Health (Beijing) Co., Ltd.	November 28, 2022	November 27, 2025
Medical Institution Practice License	Guangzhou Genetron Medical Laboratory Co., Ltd.	December 17, 2019	December 17, 2024
Medical Institution Practice License	Beijing Genetron Medical Laboratory Co., Ltd.	August 23, 2022	May 10, 2026
Medical Institution Practice License	Tianjin Genetron Clinic Co., Ltd.	August 4, 2021	April 11, 2026
Filing Receipt of Pathogenic Microbe Bio-Safety Lab (BSL-2)	Guangzhou Genetron Medical Laboratory Co., Ltd.	May 25, 2020	–
Record-Filing Notice of Pathogenic Microbe Lab and Activities Conducted Therein in Beijing	Beijing Genetron Medical Laboratory Co., Ltd.	May 9, 2020	–
Acceptance Certificate of Technique Used by Clinical Gene Amplification Testing Lab	Guangzhou Genetron Medical Laboratory Co., Ltd.	February 1, 2021	January 31, 2026
Medical Device Registration Certificate (Human 8 Gene Mutation Comprehensive Detection Kit (Semiconductor Sequencing Method)) Registration No.: Guoxiezhuzhun 2020340072	Genetron Health (Beijing) Co., Ltd.	January 22, 2020	January 21, 2025
Medical Device Registration Certificate(Biochip Reader) Registration No.: Yuxiezhuzhun 20172400136	Genetron Health (Chongqing) Co., Ltd.	October 31, 2022	October 30, 2027
Medical Device Registration Certificate (Fully-automated Sampling System) Registration No.: Yuxiezhuzhun 20192220364	Genetron Health (Chongqing) Co., Ltd.	November 25, 2019	November 24, 2024
Medical Device Registration Certificate (Gene Sequencing Instrument) Registration No.: Guoxiezhuzhun 20193220820	Genetron Health (Chongqing) Co., Ltd.	November 1, 2019	October 31, 2024
Medical Device Registration Certificate (Gene Sequencing Instrument) Registration No.: Guoxiezhuzhun 2020032220081	Genetron Health (Chongqing) Co., Ltd.	January 22, 2020	January 21, 2025

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

5.D. Trend Information

As China has formally departed from its “zero COVID” policies since December 2022, we do not expect COVID-19 testing services will continue to be a driver for our revenues, cost of revenues and related expenses in 2023. However, if China resumes its “zero COVID” strategy, our business, results of operations, financial conditions and prospects may be further adversely affected, and the trading price of the ADSs may be adversely affected, if hospitals, our direct sales team, distributors or other business partners continue to be affected by COVID-19. We are closely monitoring the impact of COVID on us.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We prepare our financial statements in accordance with the IFRS issued by the IASB. See Note 4 to our consolidated financial statements for the year ended December 31, 2022 for details on our critical accounting policies.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Executive Officers
Sizhen Wang	46	Chief Executive Officer, Director and Chairman of the Board
Hai Yan, Ph.D./M.D.	55	Chief Scientific Officer and Director
Yuchen Jiao, Ph.D./M.D.	45	Chief Technology Officer
Evan Ce Xu	41	Chief Financial Officer
Yun-Fu Hu, Ph.D	60	Chief Medical Officer
Fengling Zhang	65	Vice President
Non-executive Directors
Xia Wu	41	Director
Shan Fu	55	Director
Chao Tang, Ph.D	64	Director
Dian Kang	74	Independent Director
Webster Cavenee	71	Independent Director
Wing Kee Lau	58	Independent Director

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB10.1 million in cash to our then incumbent executive officers, and we did not pay any cash compensation to our non-executive directors. We have accrued RMB1.5 million for compensation to our independent non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC Subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

2019 Genetron Health Share Incentive Plan and 2019 Genetron Health Share Incentive Scheme

We adopted the 2019 Genetron Health Share Incentive Plan, or the 2019 Plan, in July 2019, and the 2019 Genetron Health Share Incentive Scheme, or the 2019 Scheme, in November 2019. The purpose of the 2019 Plan and the 2019 Scheme is to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance. The 2019 Plan provides for the issuance of up to an aggregate of 33,961,500 of our ordinary shares. As of March 31, 2023, we have granted 112 awards under the 2019 Plan to purchase up to 7,432,840 ordinary shares, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. The 2019 Scheme provides for the issuance of up to an aggregate of 20,830,100 of our ordinary shares. As of March 31, 2023, we have granted 233 awards under the 2019 Scheme to purchase up to 4,962,655 ordinary shares.

We initially issued 9,523,900 and 13,031,720 ordinary shares to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, our employee shareholding platforms established to hold the ordinary shares underlying the restricted shares and options granted under the 2019 Plan and the 2019 Scheme. As of March 31, 2023, some of the awards had been exercised and as a result Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED directly held 961,000 and 5,748,690 ordinary shares, respectively, as of March 31, 2023. In addition, we deposited 9,912,500 ordinary shares in the form of ADSs to facilitate exercise of awards under the 2019 Plan and the 2019 Scheme as of March 31, 2023. Accordingly, a total of 16,622,190 and 16,622,190 ordinary shares were issued but deemed not outstanding and were excluded from the number of our total outstanding ordinary shares as of December 31, 2022 and March 31, 2023, respectively.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares under outstanding options, restricted shares and RSUs that we granted to our directors and executive officers under the 2019 Plan, which replaced the 2017 Plan and the 2018 Plan, and under the 2019 Scheme.

Ordinary Shares
	Underlying Equity	Exercise Price
Name	Awards Granted	(US$per Share)	Date of Grant	Date of Expiration
Executive Officers:
Sizhen Wang	—	—	—	—
Hai Yan, Ph.D./M.D.	—	—	—	—
Yuchen Jiao, Ph.D./M.D.	2,809,000	0.03	October 14, 2019	October 14, 2029
Evan Ce Xu	*	*	March 31, 2018	March 31, 2028
Yun-Fu Hu	*	*	October 1, 2020	October 1, 2030
Fengling Zhang	*	*	June 15, 2018 and October 1, 2019	June 15, 2028 and October 1, 2029
Non-Executive Directors:
Xia Wu	—	—	—	—
Shan Fu	—	—	—	—
Chao Tang	—	—	—	—
Dian Kang	*	*	July 1, 2020	July 1, 2030
Webster Cavenee	*	*	July 1, 2018 and July 1, 2020	July 1, 2028 and July 1, 2030
Wing Kee Lau	*	*	July 1, 2020	July 1, 2030
All directors and executive officers as a group	6,570,105	0.03 – 0.99	Various dates from March 31, 2018 to October 1, 2020	Various dates from March 31, 2028 to October 1, 2030
*	Less than 1% of our total outstanding shares.

As of March 31, 2023, our award holders other than our directors and executive officers as a group held awards to purchase 5,825,390 ordinary shares, with a weighted-average exercise price of US$0.44 per share under the 2019 Plan and the 2019 Scheme.

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

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices	The People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	0
Part II: Demograhic Background
Underrepresented Individual in Home Country Jurisdiction			1
LGBTQ+			—
Did Not Disclose Demographic Background			—

6.D. Employees

We had 799, 1,154 and 993 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2022.

Number of
Function	Employees
Research and development	251
Lab testing operation	225
Sales and marketing	290
Manufacturing and quality control	44
Administration and management	183
Total	993

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2023, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 457,743,530 ordinary shares issued and outstanding as of March 31, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes (i) 961,000 and 5,748,690 ordinary shares held by Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, and reserved for the purpose of our employee shareholding platforms established for the restricted shares and options granted under the 2019 Plan, and (ii) 9,912,500 ordinary shares in the form of ADSs deposited to facilitate exercise of awards under the 2019 Plan and the 2019 Scheme as of March 31, 2023, before the corresponding equity awards vest pursuant to the vesting schedule, except when calculating the number of shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after March 31, 2023.

	Ordinary Shares Beneficially
	Owned as of March 31, 2023
	Number	%*
Executive Officers†
Sizhen Wang(1)	89,723,620	19.6%
Hai Yan, Ph.D./M.D.(2)	33,153,000	7.2%
Yuchen Jiao, Ph.D./M.D.(3)	7,081,995	1.5%
Evan Ce Xu	**	**
Yun-Fu Hu	**	**
Fengling Zhang	**	**
Non-Executive Directors
Xia Wu	—	—
Shan Fu	—	—
Chao Tang	—	—
Dian Kang	**	**
Webster Cavenee	**	**
Wing Kee Lau	**	**
All directors and executive officers as a group	135,918,730	29.3%
Principal Shareholders
FHP acting-in-concert group(4)	65,080,980	14.2%
CICC entities(5)	57,824,500	12.6%
Hai Yan, Ph.D. (2)	33,153,000	7.2%
Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership)(6)	26,083,650	5.7%
Vivo Capital Fund IX, L.P.(7)	40,620,870	8.9%
EASY BENEFIT INVESTMENT LIMITED and its affiliated entity(8)	23,401,500	5.1%
*

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 457,743,530, being the number of ordinary shares as of March 31, 2023 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2023.

(1)

Represents (i) 65,080,980 ordinary shares collectively held by FHP acting-in-concert group, as set forth in note (5) below, (ii) 11,313,140 ordinary shares in the form of ADSs held by Mr. Sizhen Wang, (iii) 8,990,000 ordinary shares held by SUPER SAIL, LLC, a wholly owned limited liability company solely owned by Alliance Trust Company, Trustee of Super E Growth Trust, where Mr. Sizhen Wang is the settlor, and (iv) total of 4,339,500 ordinary shares held by Genetron Discovery Holdings Limited as a record holder, which Mr. Sizhen Wang owns approximately 50.8% equity interests. The registered address of Genetron Discovery Holdings Limited is Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	Represents 33,153,000 ordinary shares directly held by Mr. Hai Yan.

(3)

Represents (i) (a) 2,359,000 ordinary shares, including 900,000 ordinary shares in the form of ADSs, and (b) 1,326,495 ordinary shares in the form of ADSs held by Eugene Health Limited, a British Virgin Islands company wholly owned by Mr. Yuchen Jiao; (ii) 587,500 ordinary shares held by Genetron Discovery Holdings Limited and (iii) 2,809,000 ordinary shares Mr. Yuchen Jiao may purchase upon exercise of options within 60 days of March 31, 2023. Mr. Yuchen Jiao owns approximately 13.5% equity interests in Genetron Discovery Holdings. The registered address of Eugene Health Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Genetron Discovery Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents the shares held by FHP act-in-concert group, consisting of (i) 5,814,480 ordinary shares held by FHP Holdings Limited, a British Virgin Islands company wholly owned by Mr. Sizhen Wang, (ii) 33,153,000 ordinary shares held by Mr. Hai Yan, and (iii) a total of 26,113,500 ordinary shares directly held by the FHP-Acting-in-Concert Group (as defined below). On November 19, 2019, FHP Holdings Limited, Mr. Hai Yan, Mr. Weiwu He, Mr. Kevin Ying Hong, Genetron Alliance Holdings Limited and ETP BioHealth II Fund, L.P. entered into a concert party agreement (Mr. Weiwu He, Mr. Kevin Ying Hong, Genetron Alliance Holdings Limited and ETP BioHealth II Fund, L.P., collectively, the “FHP-Acting-in-Concert Group”), pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings and our board meetings, (ii) recognize the controlling position of FHP Holdings Limited; and (iii) act in concert in accordance with FHP Holdings Limited’s opinions in respect of the daily operations and management and the major decision-making of us. The registered address of FHP Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Genetron Alliance Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of ETP BioHealth II Fund, L.P. is Corporation Service Company, 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808.

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

(7)

Represents (i) 28,574,300 ordinary shares held by Vivo Capital Fund IX, L.P., a limited partnership incorporated in the State of Delaware and (ii) 3,125,000 ordinary shares in the form of 625,000 ADSs held by Vivo Opportunity Fund, L.P., and (iii) 8,921,570 ordinary shares in the form of 1,784,314 ADSs held by Vivo Asia Opportunity Fund, L.P. The general partner of Vivo Capital Fund IX, L.P. is Vivo Capital IX, LLC. The voting members of Vivo Capital IX, LLC are Frank Kung, Shan Fu, Edgar Engleman, Hongbo Lu, Mahendra Shah, Jack Nielsen and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. The voting members of Vivo Opportunity, LLC are Gaurav Aggarwal, Hongbo Lu, Frank Kung, Michael Chang and Kevin Dai, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. Vivo Asia Opportunity, LLC is the general partner of Vivo Asia Opportunity Fund, L.P. The voting members of Vivo Asia Opportunity, LLC are Hongbo Lu, Frank Kung and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. The address of principal business office of Vivo Capital IX, LLC, Vivo Opportunity, LLC and Vivo Asia Opportunity, LLC is 192 Lytton Avenue, Palo Alto, CA 94301.

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

To our knowledge, as of March 31, 2023, a total of 207,210,850 ordinary shares are held by one record holder in the United States, representing approximately 45.3% of our total outstanding shares. The holder is the depositary of our ADS program. In addition, 17.2% of our outstanding ordinary shares are held by record holders in the United States.

The Board received a preliminary non-binding proposal letter dated August 21, 2022 from Mr. Sizhen Wang, co-founder, chairman of the Board and Chief Executive Officer of the Company (the “Proposed Buyer”) to acquire all of the outstanding Ordinary Shares of the Company, including the Ordinary Shares represented by the ADSs (the “Proposal”). The Board formed a special committee to evaluate and consider the Proposal and other potential strategic alternatives which the Company may pursue. If the Proposal were to materialize, the Company enters into a definitive agreement with the Proposed Buyer and shareholders of the Company approve such transaction, such arrangement then, may, at a subsequent date, result in a change of control of our Company. However, there can be no assurance that any definitive offer will be received or any definitive agreement will be executed relating to the Proposal, among other things.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

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

Other Related Party Transactions

Transaction with Edigene (Beijing) Inc.

We provide gene sequencing services to Edigene (Beijing) Inc., or Edigene, which is an affiliate of Mr. Sizhen Wang. The amounts for the provision of the service were RMB0.8 million (US$0.1 million) and RMB1.2 million in 2022 and 2021, respectively, and as of December 31, 2022 and 2021, the amounts due from Edigene were RMB110,000 (US$16,000) and RMB0.6 million, respectively.

Transaction with Beijing Shangyi Zhixin Healthcare Management Ltd.

We purchased assets and services from Beijing Shangyi Zhixin Healthcare Management Ltd., which is an affiliate of CICC entities, one of our principal shareholders. The amounts for the purchase were RMB1.5 million (US$0.2 milliion) in 2022, and as of December 31, 2022, there’s no amount due to Beijing Shangyi Zhixin Healthcare Management Ltd.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. As of March 31, 2023, our authorized share capital is US$50,000 divided into 2,500,000,000 ordinary shares, with a par value of US$0.00002 each. Holders of ordinary shares have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, we believe that we were not a PFIC for our 2022 taxable year. However, our PFIC status for any taxable year is an annual determination that depends on the composition of our income and assets and the value of our assets from time to time. We hold a substantial amount of cash and while that continues to be the case our PFIC status for any taxable year may depend, in part, on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. Because our market capitalization has been volatile and declined substantially, if the value of our goodwill is determined by reference to our market capitalization, there is a significant risk that we will be a PFIC for our taxable year 2023, and possibly future taxable years. In addition, our PFIC status for the current or any future taxable years may be affected by our investments in other companies. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, there can be no assurance that we will not be a PFIC for any taxable year.

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

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” as defined in applicable Treasury regulations, a U.S. Holder of ADSs can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq Global Market, where our ADSs are listed, is a qualified exchange for this purpose. However, there can be no assurance that our ADSs will continue to be listed, or be regularly traded on the Nasdaq Global Market for any relevant period. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. Accordingly, if we are a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any Lower-tier PFICs. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below, but subject to the discussion in the immediately preceding paragraph.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of any PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if you are eligible for Treaty benefits) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

As described in “—PRC Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

10.J. Annual Report to Security Holders

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

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China, as well as exchange between Renminbi and foreign currencies, require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of mainland China, controls the conversion of Renminbi into other currencies.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9%, and 2.0% respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Credit risk

Credit risk primarily arises from wealth management products, cash and cash equivalents, trade and other receivables, amounts due from related parties and contract assets. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.

As of December 31, 2022, most of our cash and cash equivalents and wealth management products were held at state-owned or reputable financial institutions in the PRC. There has been no recent history of default related to these financial institutions. We believe that these financial institutions are of high credit quality, and we continually monitor the credit worthiness of these financial institutions.

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

Payments by Depositary

In 2022, we did not receive any cash payment from The Bank of New York Mellon, the depositary bank for our ADR program.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2022, we used US$224.9 million of the net proceeds received from our initial public offering primarily for general corporate and working capital purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our Company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	11,226	10,089
Audit-Related Fees(2)	1,439	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	12,665	10,089
(1)	Audit fees refer to the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and our internal controls over financial reporting as well as assistance with and review of documents filed with the SEC.
(2)	Audit-related fees refer to the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax fees refer to fees incurred from professional services related to tax compliance.
(4)	Other fees refer to fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

Walkers (Hong Kong), our Cayman Islands counsel, provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to comply with abovementioned requirements.

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

16.I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

(a) We have electronically submitted to the SEC on a supplemental basis documentation that establishes that Genetron Holdings Limited is not owned or controlled by a governmental entity in the foreign jurisdiction.

(b) For the immediately preceding annual financial statement period, our auditor, which was a registered public accounting firm that the PCAOB was unable to inspect or investigate completely because of a position taken by the PRC government, issued our audit report that was included in our Form 20-F for the fiscal year of 2021.

As of the date of this annual report and to our best knowledge:

(i)

Except that 10% of equity interest of Genetron (Wuxi) Business Management Co., Ltd. is owned by Wuxi municipal government, none of shares of Genetron Holdings Limited or the VIEs are owned by governmental entities in Cayman Islands or in the PRC;

(ii)	none of the governmental entities in the PRC have a controlling financial interest in Genetron Holdings Limited or the VIEs;
(iii)	none of the members of board of directors of Genetron Holdings Limited or the board of directors of our operating entities, including the VIEs, is an official of the Chinese Communist Party; and
(iv)	none of the the currently effective amended and restated memorandum and articles of association of Genetron Holdings Limited or the VIEs contains any charter of the Chinese Communist Party.

16.J. Insider Trading Policies

(a)

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

(b)	Not applicable.

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

4.12†

License and Supply Agreement dated January  1, 2018 by and between Life Technologies Corporation and Genetron Health (Beijing) Company, Ltd. (incorporated by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-234805), as amended, initially filed publicly with the SEC on November 21, 2019)

4.13†

Technical Service Contract dated January  20, 2020 by and between Beijing Innocare Pharma Tech Co., Ltd. and Genetron Health (Beijing) Company, Ltd. (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-234805), as amended, initially filed publicly with the SEC on November 21, 2019)

4.14†

Collaboration Agreement dated October  30, 2019 by and among iKang Guobin Healthcare Group, Inc., Chongqing Genetron Biotechnology Co., Ltd. and Chongqing Genetron Medical Laboratory Co., Ltd. (incorporated by reference to Exhibit 10.25 from our registration statement on Form F-1 (File No. 333-234805), as amended, initially filed publicly with the SEC on November 21, 2019)

4.15†

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

4.16†

Strategic Cooperation Agreement dated January 6, 2021 with respect to Early Screening Product for Liver Cancer between Genetron Health (Beijing) Co. Ltd. and Chia Tai Tianqing Pharmaceutical Group Co. Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-39328) filed with the SEC on April 9, 2021)

4.17

Exclusive Business Cooperation Agreement dated December 7, 2020 by and between Genetron (Wuxi) Business Management Co., Ltd. and Genetron (Wuxi) Biotech Co., Ltd. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-39328) filed with the SEC on April 9, 2021)

4.18

Shareholder Voting Rights Entrustment Agreement dated December 7, 2020 by and among Genetron (Wuxi) Business Management Co., Ltd., Genetron (Wuxi) Biotech Co., Ltd. and the shareholders of Genetron (Wuxi) Biotech Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-39328) filed with the SEC on April 9, 2021)

4.19

Equity Interest Pledge Agreement dated December 7, 2020 by and among Genetron (Wuxi) Business Management Co., Ltd., Genetron (Wuxi) Biotech Co., Ltd. and the shareholders of Genetron (Wuxi) Biotech Co., Ltd. (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-39328) filed with the SEC on April 9, 2021)

4.20

Exclusive Option Agreement dated December 7, 2020 by and among Genetron (Wuxi) Business Management Co., Ltd., Genetron (Wuxi) Biotech Co., Ltd. and the shareholders of Genetron (Wuxi) Biotech Co., Ltd. (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-39328) filed with the SEC on April 9, 2021)

4.21

Spousal Consent granted by the spouse of Mr. Sizhen Wang dated December 7, 2020 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-39328) filed with the SEC on April 9, 2021)

4.22

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Walkers (Hong Kong)

15.3*	Consent of Shihui Partners

15.4*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith

**	Furnished herewith
†	Certain material (indicated by three asterisks in brackets) has been omitted from this document because it is both (1) not material and (2) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 12, 2023

Genetron Holdings Limited

By:	/s/ Sizhen Wang
Name: Sizhen Wang
Title: Chief Executive Officer

GENETRON HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetron Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Genetron Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company has incurred recurring operating losses and cash outflows from operating activities, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Loss allowance for Trade Receivables

As described in Notes 3.1(b) and 19 to the consolidated financial statements, as of December 31, 2022, the Company recorded total trade receivables of RMB347 million, net of an allowance for expected credit losses of RMB104 million. The allowance is management’s estimate of expected credit losses on accounts receivable after considering quantitative and qualitative factors, applied under the simplified approach for trade receivables without a significant financing component by using a lifetime expected loss provision. Management makes periodic as well as individual assessments on the recoverability of trade receivables based on historical credit loss experience, as adjusted for forward looking information based on macroeconomic factors affecting the ability of the debtors to settle the receivables. Trade receivables from customers with known financial difficulties or with significant doubt on collection of receivables are assessed individually for a loss allowance. Management assesses remaining customers by grouping them based on shared credit risk characteristics. Management determines an expected loss rate for each group based on historical credit loss experience as well as current economic conditions and forecasts of future economic conditions in assessing the lifetime expected credit losses.

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

May 12, 2023

We have served as the Company’s auditor since 2018.

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31,
	Notes	2020	2021	2022	2022
		RMB’000	RMB’000	RMB’000	US$’000
					Note 2.5(d)
Revenue	6	424,485	531,950	650,706	94,344
Cost of revenue		(164,268)	(193,983)	(369,278)	(53,540)
Gross profit		260,217	337,967	281,428	40,804
Selling expenses		(246,959)	(343,161)	(364,564)	(52,857)
Administrative expenses		(126,318)	(227,001)	(266,908)	(38,698)
Research and development expenses		(148,999)	(253,950)	(290,286)	(42,087)
Net loss allowance for financial and contract assets		(14,843)	(37,032)	(59,010)	(8,556)
Other income and gains/(losses) - net	9	8,526	5,329	(2,666)	(387)
Operating expenses		(528,593)	(855,815)	(983,434)	(142,585)
Operating loss		(268,376)	(517,848)	(702,006)	(101,781)
Finance income	10	28,330	20,501	2,861	415
Finance costs	10	(5,627)	(5,251)	(111,485)	(16,164)
Finance income/(costs) - net	10	22,703	15,250	(108,624)	(15,749)
Fair value loss of financial instruments with preferred rights	30	(2,823,370)	—	—	—
Loss before income tax		(3,069,043)	(502,598)	(810,630)	(117,530)
Income tax expense	11	—	—	—	—
Loss for the year		(3,069,043)	(502,598)	(810,630)	(117,530)
Loss attributable to:
Owners of the Company		(3,069,043)	(496,238)	(808,403)	(117,207)
Non-controlling interests		—	(6,360)	(2,227)	(323)

Loss per share for loss attributable to owners of the Company		RMB	RMB	RMB	US$
—Basic and diluted	12	(10.18)	(1.08)	(1.74)	(0.25)
Loss per ADS for loss attributable to owners of the Company
—Basic and diluted	12	(50.92)	(5.39)	(8.71)	(1.26)

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
	Notes	2020	2021	2022	2022
		RMB’000	RMB’000	RMB’000	US$’000
					Note 2.5(d)
Loss for the year		(3,069,043)	(502,598)	(810,630)	(117,530)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Exchange differences on currency translation of the Company’s subsidiaries		10,325	11,252	(67,346)	(9,764)
Items that will not be reclassified to profit or loss
Changes in fair value of financial instruments with preferred rights due to own credit risk	30	(72)	—	—	—
Exchange differences on currency translation of the Company		(161,467)	(50,610)	196,444	28,482
Other comprehensive (loss)/income for the year, net of tax		(151,214)	(39,358)	129,098	18,718
Total comprehensive loss for the year		(3,220,257)	(541,956)	(681,532)	(98,812)
Total comprehensive loss attributable to:
Owners of the Company		(3,220,257)	(535,596)	(679,305)	(98,489)
Non-controlling interests		—	(6,360)	(2,227)	(323)
		(3,220,257)	(541,956)	(681,532)	(98,812)

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2021	2022	2022
		RMB’000	RMB’000	US$’000
				Note 2.5(d)
ASSETS
Non-current assets
Property, plant and equipment	13	110,285	138,753	20,117
Right-of-use assets	14(a)(i)	52,074	38,884	5,638
Intangible assets	15	20,695	32,068	4,649
Financial assets at fair value through profit or loss	21	49,780	50,496	7,321
Prepayments		37,610	6,173	895
Total non-current assets		270,444	266,374	38,620
Current assets
Inventories	17	35,603	42,427	6,151
Contract assets	6	7,775	14,697	2,131
Other current assets	18	30,705	9,472	1,373
Trade receivables	19	282,113	243,123	35,250
Other receivables and prepayments	20	97,895	65,431	9,487
Amounts due from related parties	34(c)(i)	597	110	16
Financial assets at fair value through profit or loss	21	151,443	157,426	22,825
Derivative financial instruments	22	2,002	—	—
Cash and cash equivalents	23	639,042	176,266	25,556
Total current assets		1,247,175	708,952	102,789
Total assets		1,517,619	975,326	141,409
LIABILITIES
Non-current liabilities
Borrowings	28	—	7,098	1,029
Lease liabilities	14(a)(ii)	33,865	20,245	2,935
Other non-current liabilities	31	8,612	9,760	1,416
Total non-current liabilities		42,477	37,103	5,380
Current liabilities
Trade payables		55,767	63,048	9,141
Contract liabilities	6	11,962	9,589	1,390
Other payables and accruals	29	157,232	186,006	26,968
Amounts due to related parties	34(c)(ii)	3	—	—
Borrowings	28	19,554	109,734	15,910
Lease liabilities	14(a)(ii)	20,572	21,490	3,116
Total current liabilities		265,090	389,867	56,525
Total liabilities		307,567	426,970	61,905
Net assets		1,210,052	548,356	79,504
SHAREHOLDERS’ EQUITY
Equity attributable to owners of the Company
Share capital	24	61	61	9
Share premium	24	6,711,234	6,734,905	976,469
Other reserves	26(a),(b),(c)	(69,091)	56,172	8,144
Accumulated losses		(5,436,613)	(6,245,016)	(905,442)
		1,205,591	546,122	79,180
Non-controlling interests		4,461	2,234	324
Total shareholders’ equity		1,210,052	548,356	79,504

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

					Share-based		Other		Total
		Share	Share	Treasury	compensation	Other	comprehensive	Accumulated	shareholders’
	Notes	capital	premium	shares	reserve	reserve	losses	losses	(deficit)/equity
		(Note 24)	(Note 24)	(Note 25)	(Note 26(a))	(Note 26(b))	(Note 26(c))
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2020		17	—	(3,578)	73,440	24,903	(29,136)	(1,843,977)	(1,778,331)
Comprehensive loss
Loss for the year		—	—	—	—	—	—	(3,069,043)	(3,069,043)
Exchange differences		—	—	—	—	—	(151,142)	—	(151,142)
Changes in fair value of financial instruments with preferred rights due to own credit risk	30	—	—	—	—	—	(72)	—	(72)
		—	—	—	—	—	(151,214)	(3,069,043)	(3,220,257)
Transfer of accumulated fair value change due to own credit risk of financial instruments with preferred rights upon conversion	30	—	—	—	—	—	27,355	(27,355)	—
Transactions with owners
Issuance of ordinary shares upon IPO	24(ii)	11	1,657,782	—	—	—	—	—	1,657,793
Conversion of financial instruments with preferred rights into ordinary shares	24(ii)	31	4,999,780	—	—	—	—	—	4,999,811
Vesting of restricted shares		—	—	3,578	(8,283)	8,283	—	—	3,578
Share-based compensations	27(d)	—	—	—	29,951	—	—	—	29,951
		42	6,657,562	3,578	21,668	8,283	—	—	6,691,133
Balance at December 31, 2020		59	6,657,562	—	95,108	33,186	(152,995)	(4,940,375)	1,692,545

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)

		Equity attributable to owners of the Company
				Share-based		Other			Non-	Total
		Share	Share	compensation	Other	comprehensive	Accumulated		controlling	shareholders’
	Notes	capital	premium	reserve	reserve	losses	losses	Total	interests	equity
		(Note 24)	(Note 24)	(Note 26(a))	(Note 26(b))	(Note 26(c))
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2021		59	6,657,562	95,108	33,186	(152,995)	(4,940,375)	1,692,545	—	1,692,545
Comprehensive loss
Loss for the year		—	—	—	—	—	(496,238)	(496,238)	(6,360)	(502,598)
Exchange differences		—	—	—	—	(39,358)	—	(39,358)	—	(39,358)
		—	—	—	—	(39,358)	(496,238)	(535,596)	(6,360)	(541,956)
Transactions with owners
Share-based compensations	27(d)	—	—	54,144	—	—	—	54,144	—	54,144
Exercise of awards	27(a)	2	53,672	(51,505)	—	—	—	2,169	—	2,169
Capital injection from non-controlling interests	31	—	—	—	—	—	—	—	10,821	10,821
Others	31	—	—	—	(7,671)	—	—	(7,671)	—	(7,671)
		2	53,672	2,639	(7,671)	—	—	48,642	10,821	59,463
Balance at December 31, 2021		61	6,711,234	97,747	25,515	(192,353)	(5,436,613)	1,205,591	4,461	1,210,052

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)

		Equity attributable to owners of the Company
				Share-based		Other			Non-	Total
		Share	Share	compensation	Other	comprehensive	Accumulated		controlling	shareholders’
	Notes	capital	premium	reserve	reserve	losses	losses	Total	interests	equity
		(Note 24)	(Note 24)	(Note 26(a))	(Note 26(b))	(Note 26(c))
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2022		61	6,711,234	97,747	25,515	(192,353)	(5,436,613)	1,205,591	4,461	1,210,052
Comprehensive loss
Loss for the year		—	—	—	—	—	(808,403)	(808,403)	(2,227)	(810,630)
Exchange differences		—	—	—	—	129,098	—	129,098	—	129,098
		—	—	—	—	129,098	(808,403)	(679,305)	(2,227)	(681,532)

Transactions with owners
Share-based compensations	27(d)	—	—	17,493	—	—	—	17,493	—	17,493
Exercise of awards	27(a)	—	23,671	(22,828)	—	—	—	843	—	843
Others		—	—	—	1,500	—	—	1,500	—	1,500
		—	23,671	(5,335)	1,500	—	—	19,836	—	19,836
Balance at December 31, 2022		61	6,734,905	92,412	27,015	(63,255)	(6,245,016)	546,122	2,234	548,356

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2020	2021	2022	2022
		RMB’000	RMB’000	RMB’000	US$’000
					Note 2.5(d)
Cash flows from operating activities
Cash used in operations	32(a)	(300,897)	(524,144)	(460,197)	(66,722)
Net cash used in operating activities		(300,897)	(524,144)	(460,197)	(66,722)
Cash flows from investing activities
Purchase of property, plant and equipment		(36,655)	(73,489)	(72,078)	(10,450)
Purchase of intangible assets		(13,371)	(12,404)	(10,062)	(1,459)
Purchase of wealth management products	3.3	(1,628,558)	(1,650,355)	(1,180,045)	(171,090)
Redemption of wealth management products		1,620,924	1,623,538	1,165,980	169,051
Investment income from wealth management products		4,476	4,991	3,366	488
Purchase of equity security	21(iii)	(13,721)	—	—	—
Purchase of other investments	21(i)	(19,000)	(28,895)	—	—
Purchase of derivative financial instruments		(68,078)	(415,346)	(63,742)	(9,242)
Settlement of derivative financial instruments		69,628	424,251	65,744	9,532
Placement of deposits with initial terms of over three months		—	(5,000)	—	—
Redemption of deposits with initial terms of over three months		—	5,000	—	—
Proceeds from sale of subsidiaries		—	2,000	—	—
Others		(294)	(10,566)	3,005	436
Net cash used in investing activities		(84,649)	(136,275)	(87,832)	(12,734)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	24(ii)	1,676,816	—	—	—
Proceeds from ADS depository	29	23,069	—	—	—
Proceeds from issuance of financial instruments with preferred rights	32(b), 30	70,026	—	—	—
Repurchase of ordinary shares		(4,102)	—	—	—
Proceeds from investors to the Company	32(b)	299,051	48,617	—	—
Repayments to investors from the Group	32(b)	(314,388)	(48,452)	—	—
Proceeds from exercise of awards		—	2,169	843	123
Capital injection from non-controlling interests	31	—	10,821	—	—
Proceeds from borrowings	32(b)	61,213	25,153	129,973	18,844
Repayments of borrowings	32(b)	(20,703)	(69,106)	(32,979)	(4,782)
Principal elements of lease payments	32(b)	(19,577)	(21,708)	(21,940)	(3,181)
Interests paid		(4,942)	(4,899)	(6,030)	(874)
Payments in relation to listing expenses		(21,691)	(1,000)	—	—
Others		(260)	—	1,500	217
Net cash generated from/(used in) financing activities		1,744,512	(58,405)	71,367	10,347
Net increase/(decrease) in cash and cash equivalents		1,358,966	(718,824)	(476,662)	(69,109)
Cash and cash equivalents at beginning of year		139,954	1,375,766	639,042	92,652
Exchange differences on cash and cash equivalents		(123,154)	(17,900)	13,886	2,013
Cash and cash equivalents at end of year	23	1,375,766	639,042	176,266	25,556

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and group structure
1.1	General information

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

The Company, its subsidiaries, the variable interest entities (“VIEs”) and their subsidiaries (“subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in precision oncology testing and development services (the “Listing Business”) in the People’s Republic of China (“PRC” or “China”).

1.2	Group structure

Prior to the incorporation of the Company and the completion of a group reorganization in 2019 (the “Reorganization”), the Listing Business was carried out by Genetron Health (Beijing) Co., Ltd. (“Genetron Health”) and its subsidiaries. Genetron Health was incorporated in the PRC on May 7, 2015 with Mr. Weiwu He, Mr. Sizhen Wang and Mr. Hai Yan considered as founding individuals (collectively the “Founders”).

For the purpose of preparation for the listing of the shares of the Company, the Group underwent the Reorganization upon completion of which, each of the equity holders of Genetron Health became the shareholders of the Company with substantially the same rights and shareholding percentages in Genetron Health before and after the Reorganization, and the Company became the holding company of the companies now comprising the Group.

As of December 31, 2022, the Company has consolidated the following principal subsidiaries, VIEs and subsidiaries of VIEs:

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and group structure (Continued)
1.2	Group structure (Continued)

			Effective
Company name	Place and date of incorporation	Registered/issued capital	interest held	Principal activities
Subsidiaries directly held:
Genetron HK	Hong Kong, June 6, 2018	HK$10,000 (10,000 ordinary shares)	100%	Investment holding
Genetron Health, Inc.	Delaware, United States of America August 23, 2019	US$ 1 (1,000 ordinary shares)	100%	Molecular diagnostic services

Genetron (Tianjin) Co., Ltd. *	Tianjin, PRC March 8, 2019	RMB1,000,000,000	100%	Biotechnology development and technical services
Shanghai Junran Bio-Technology Co., Ltd.	Shanghai, PRC July 1, 2019	RMB500,000,000	100%	Biotechnology development and technical services
Genetron (Wuxi) Business Management Co., Ltd. **	Wuxi, PRC December 3, 2020	US$50,000,000	90 (Note 31)%	Investment holding
Genetron (Hainan) Biotech Co., Ltd.	Haikou, PRC January 18, 2022	RMB300,000,000	100%	Biotechnology development and technical services
VIEs:
Genetron Health	Beijing, PRC May 7, 2015	RMB57,438,800	100%	Gene-related detection services
Genetron (Wuxi) Biotech Co., Ltd.	Wuxi, PRC October 14, 2020	RMB20,000,000	100%	Gene-related detection services
Subsidiaries of VIEs:
Shanghai Genetron Bio-Technology Co., Ltd.	Shanghai, PRC July 8, 2015	RMB20,000,000	100%	Investment holding
Genetron Health (Chongqing) Co., Ltd.	Chongqing, PRC March 1, 2016	RMB20,000,000	100%	Investment holding and IVD products sales
Beijing Genetron Biotechnology Co., Ltd.	Beijing, PRC March 11, 2016	RMB20,000,000	100%	Investment holding
Guangzhou Genetron Bio-Technology Co., Ltd.	Guangzhou, PRC July 4, 2019	RMB10,000,000	100%	Investment holding
Beijing Genetron Medical Laboratory Co., Ltd.	Beijing, PRC November 5, 2015	RMB12,000,000	100%	Gene-related detection services
Shanghai Genetron Medical Laboratory Co., Ltd.	Shanghai, PRC December 14, 2015	RMB30,000,000	100%	Gene-related detection services
Chongqing Genetron Medical Laboratory Co., Ltd.	Chongqing, PRC August 11, 2016	RMB20,000,000	100%	Gene-related detection services
Guangzhou Genetron Medical Laboratory Co., Ltd.	Guangzhou, PRC July 8, 2019	RMB10,000,000	100%	Gene-related detection services
Genetron Health Technologies, Inc.	Delaware, United States of America April 28, 2015	US$ 10,000,000 (1,000 ordinary shares)	100%	Research services

The place of incorporation is also their principal place of business and operations. All of them are limited liability companies.

*	registered as wholly foreign owned enterprise under PRC law
**	registered as non-wholly foreign owned enterprise under PRC law

The VIEs and subsidiaries of VIEs are consolidated by the Company through Contractual Arrangements (Note 2.4.1(a)). Other Group companies including Genetron (Tianjin) Co., Ltd. and Genetron (Wuxi) Business Management Co., Ltd. (collectively referred as “PRC Subsidiaries”) are controlled and consolidated by the Company through direct or indirect equity ownerships.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies

This note provides a list of significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1Basis of preparation

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss and derivative financial instruments.

Going concern

For each of the years ended December 31, 2020, 2021 and 2022, the Group had net operating loss of RMB268,376,000, RMB517,848,000 and RMB702,006,000 and net cash outflows from operating activities of RMB300,897,000, RMB524,144,000 and RMB460,197,000, respectively. As at December 31, 2021 and 2022, the Group had net assets of RMB1,210,052,000 and RMB548,356,000 and net current assets of RMB982,085,000 and RMB319,085,000, respectively.

Based on management’s evaluation, the Group believes that its normal operating revenues, together with the existing cash and cash equivalents as well as assets readily convertible into such, are unable to meet its obligations falling due and working capital requirements in the next twelve months from the date of issuance of these financial statements. This indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize assets and discharge liabilities in the normal course of business.

The Group will need to raise additional funding to fund its operations and is in the process of negotiating financing with certain investors. There can be no assurance, however, that the Group will be able to obtain financing on acceptable terms on a timely basis or at all. The inability to obtain future funding could impact the Group’s financial condition and ability to continue operations and being unable to continue as a going concern.

The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its plans, which include a business plan to control operating costs and expenses and optimize operational efficiency to improve the Group’s cash flows from operations, and a financial plan to raise external financing as mentioned above and obtain additional bank facilities. To implement the business plan, the Company will reduce various discretional expenditures including employee benefit and other operating expenses. Details of bank facilities are set out in Note 28(ii).

The financial statements  do not include any adjustments that might result from the outcome of the uncertainty and have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

The financial statements were authorized for issue by the board of directors of the Company on May 12, 2023.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.2New standards, amendments to standards and interpretations adopted by the Group

The Group has applied the following for the first time for their annual reporting period commencing January 1, 2022:

● Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use
● Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract
● Amendments to IFRS 3	Reference to the Conceptual Framework
● Annual Improvements 2018 – 2020 cycle

The above amendments do not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

2.3New standards, amendments to standards and interpretations not yet adopted

Effective for annual periods beginning on or after

● IFRS 17	Insurance Contracts	January 1, 2023
● Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023
● Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
● Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
● Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
● Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
● Amendments to IFRS 16	Leases on Sale and Leaseback	January 1, 2024

There are no new standards, amendments to existing standards or interpretations that are not yet effective and would be expected to have a material impact to the Group.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.4Principles of consolidation and equity accounting

2.4.1Consolidation

A subsidiary is an entity over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

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

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.4Principles of consolidation and equity accounting (Continued)

2.4.1Consolidation (Continued)

(a)	Contractual Arrangements with the VIEs and their equity holders

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

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)
2.4	Principles of consolidation and equity accounting (Continued)
2.4.1	Consolidation (Continued)
(a)	Contractual Arrangements with the VIEs and their equity holders (Continued)

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

In the opinion of the Company’s management, the Contractual Arrangements enable the PRC Subsidiaries and the Group to

-	have power over the VIEs;
-	receive substantially all of the economic benefits of the VIEs; and
-	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIEs when and to the extent permitted by laws.

The Group does not have any equity interests in the VIEs. As a result of the Contractual Arrangements, the Group has rights to variable returns from its involvement in the VIEs and has the ability to affect those returns through its power over the VIEs, and is thereby able to consolidate the financial positions and results of the VIEs and their subsidiaries in the consolidated financial statements for accounting purposes. There is currently no contractual arrangement that requires the Company to provide additional financial support to the VIEs.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)
2.4	Principles of consolidation and equity accounting (Continued)
2.4.1	Consolidation (Continued)
(b)	Risks in relation to VIEs and subsidiaries of VIEs

After completion of the Reorganization, a significant part of the Group's business is conducted through VIEs and subsidiaries of VIEs. The Company becomes to receive substantially all the economic benefits from them through the Contractual Arrangements. In the opinion of management, the ownership structure of the VIEs is not in violation of any existing PRC law or regulation in any material respect; and the Contractual Arrangements are in compliance with PRC laws and are valid, legally binding and enforceable. However, uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules could limit the Company’s ability to enforce the Contractual Arrangements.

In March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed above as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ directing PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments.

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

The Company’s ability to conduct its business may be negatively affected if the PRC government carries out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs and subsidiaries of VIEs in its consolidated financial statements as it may lose the ability to receive economic benefits from them.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)
2.4	Principles of consolidation and equity accounting (Continued)
2.4.1	Consolidation (Continued)
(b)	Risks in relation to VIEs and subsidiaries of VIEs (Continued)

Summarized condensed financial information of the Group’s VIEs and subsidiaries of VIEs:

	As of December 31,
	2021	2022	2022
	RMB’000	RMB’000	US$’000
			Note 2.5(d)
Non-current assets	189,393	198,809	28,825
Current assets	556,527	507,893	73,638
Total assets	745,920	706,702	102,463
Non-current liabilities	1,402,408	1,650,200	239,257
Current liabilities	267,888	512,288	74,275
Total liabilities	1,670,296	2,162,488	313,532

	Year ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	US$’000
				Note 2.5(d)
Revenue	424,485	534,111	641,190	92,964
Loss for the year	(236,102)	(425,411)	(550,429)	(79,805)
Net cash used in operating activities	(196,594)	(405,910)	(227,234)	(32,947)
Net cash used in investing activities	(9,223)	(52,699)	(79,190)	(11,481)
Net cash generated from financing activities	200,767	529,270	321,870	46,667
Net (decrease)/increase in cash and cash equivalents	(5,050)	70,661	15,446	2,239

The above includes intercompany balances and transactions which have been eliminated on the Company’s consolidated financial statements.

As of December 31, 2021 and 2022, the total assets of the Group’s VIEs and subsidiaries of VIEs mainly include cash and cash equivalents, financial assets at fair value through profit or loss, trade receivables, other receivables and prepayments, inventories, property, plant and equipment as well as right-of-use assets; and the total liabilities of the Group’s VIEs and subsidiaries of VIEs mainly include trade payables, amounts due to Group companies, other payables and accruals, borrowings as well as lease liabilities. Amounts due to Group companies are RMB1,449,810,000 and RMB1,834,631,000 as of December 31, 2021 and 2022 respectively.

The PRC Subsidiaries did not charge any service fees from the VIEs and subsidiaries of VIEs during the reported periods. During 2020, 2021 and 2022, loans advanced from Group companies to the VIEs totalled RMB499,424,000, RMB928,600,000 and RMB394,740,000 and repayments of such loans totalled nil, RMB282,480,000 and RMB141,507,000, respectively.

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

2.4.2Associates, joint arrangements and equity method (Continued)

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

2.4.3Parent company only financial information

Interests in subsidiaries in parent company only financial information are accounted for using the equity method (Note 2.4.2(c)), after initially being recognized at cost.

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

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

-	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
-	income and expenses for each statement of comprehensive income/(loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
-	all resulting currency translation differences are recognized in other comprehensive income/(loss).
(d)	Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of loss, comprehensive loss and cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2022 are solely for the convenience of the readers and calculated at the rate of US$1.00=RMB6.8972 representing the exchange rate as of December 30, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on December 30, 2022.

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

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Instruments and equipment	3-5 years
Office equipment and furniture	3-5 years
Transporting equipment	4 years
Leasehold improvements	shorter of lease period or 3-10 years

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

The Group incurs costs and efforts on research and development activities. Research expenditures are charged to the profit or loss as an expense in the period the expenditure is incurred. Development costs are recognized as assets if they can be directly attributable to a newly developed service or product and all the following can be demonstrated:

-	the technical feasibility to complete the development project so that it will be available for use or sale;
-	the intention to complete the development project to use or sell the service or product;
-	the ability to use or sell the service or product;
-	the manner in which the development project will generate probable future economic benefits for the Group;
-	the availability of adequate technical, financial and other resources to complete the development project and use or sell the service or product; and
-	the expenditure attributable to the asset during its development can be reliably measured.

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

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)
2.9	Financial assets
(a)	Classification

The Group classifies its financial assets in the following measurement categories:

-	those to be measured subsequently at fair value (either through other comprehensive income (“OCI”) or through profit or loss), and
-	those to be measured at amortized cost.

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

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

-	Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other income and gains/(losses). Impairment losses are presented as separate line item in the statements of loss.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)
2.9	Financial assets (Continued)
(c)	Measurement (Continued)
(i)	Debt instruments (Continued)
-	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other income and gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Impairment losses are presented as separate line item in the statements of loss.
-	FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented within other income and gains/(losses) in the period in which it arises.
(ii)	Equity instruments

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

Impairment on other receivables, amounts due from related parties and cash and cash equivalents is measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit losses.

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

Share-based compensation benefits (including restricted ordinary shares, share options and restricted share units (“RSU”), collectively the “awards”) are provided to employees and consultants via the share incentive plans with information being set out in Note 27(a).

The fair value of awards granted is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the awards granted:

-	including any market performance conditions (e.g. the entity’s share price)
-	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the entity over a specified time period), and
-	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or hold shares for a specific period of time).

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

Revenues are recognized when, or as, the control of the goods or services is transferred to the customer. Depending on the terms of the contract and the laws applicable, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

-	provides all of the benefits received and consumed simultaneously by the customer;
-	creates and enhances an asset that the customer controls as the Group performs; or
-	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date (collectively referred as “Over Time Conditions”).

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

The progress towards complete satisfaction of performance obligation, depending on the nature of the goods and services to be transferred, is measured based on one of the following methods that best depicts the Group’s performance in satisfying the performance obligation:

-	direct measurements of the value of individual services transferred by the Group to the customer; or
-	the Group’s efforts or inputs to the satisfaction of the performance obligation.

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

The Group’s interest rate risk primarily arises from wealth management products (Note 21(ii)), bank deposits (Note 23) and borrowings (Note 28). Those carried at variable rates expose the Group to cash flow interest rate risk whereas those at fixed rates expose the Group to fair value interest rate risk. Interest amounts continue to be insignificant during the reported periods.

(ii)	Exchange risk

The Group is exposed to exchange risk arising from foreign currency exposures, primarily with respect to US$. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the functional currency of the Group entity. If the RMB had strengthened/weakened by 5% against the US$ with all other variables held constant, the net loss in 2020, 2021 and 2022 would decrease/increase by approximately RMB 14,577,000, RMB 43,498,000 and RMB 61,584,000 respectively.

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

The trade receivables and contract assets from customers with known financial difficulties or with significant doubt on collection of receivables are assessed individually for a loss allowance. As of December 31, 2022, the balance of individually assessed receivables was RMB1,269,000 (2021: RMB1,296,000) and the loss allowance in respect of these individually assessed receivables was RMB1,269,000 (2021: RMB1,296,000).

Management assesses remaining customers by grouping them based on shared credit risk characteristics. Management determines an expected loss rate for each group based on historical credit loss experience as well as current and forecasts of future economic conditions in assessing the lifetime expected credit losses.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)
3.1	Financial risk factors (Continued)

(b)Credit risk (Continued)

The expected loss rates are adjusted to reflect the different credit risk characteristics, timing of settlements, etc. related to those customers.

		Between	Between	Between
	Within	6 months	1 to 2	2 to 3	After 3
As of December 31, 2021	6 months	to 1 year	years	years	years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
IVD product customers
Expected loss rate	9%	19%	34%	81%	100%
Trade receivables and contract assets, gross	135,288	29,937	34,985	2,310	—	202,520
Loss allowance	11,984	5,628	11,896	1,880	—	31,388

Hospital customers
Expected loss rate	13%	14%	29%	55%	100%
Trade receivables and contract assets, gross	19,872	9,784	17,046	13,521	612	60,835
Loss allowance	2,504	1,356	4,995	7,376	612	16,843

Other customers
Expected loss rate	3%	12%	26%	54%	100%
Trade receivables and contract assets, gross	67,076	6,388	4,344	1,587	548	79,943
Loss allowance	1,859	765	1,144	863	548	5,179

		Between	Between	Between
	Within	6 months	1 to 2	2 to 3	After 3
As of December 31, 2022	6 months	to 1 year	years	years	years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
IVD product customers
Expected loss rate	15%	38%	59%	100%	100%
Trade receivables and contract assets, gross	52,231	61,648	41,241	16,710	2,310	174,140
Loss allowance	7,990	23,403	24,191	16,710	2,310	74,604

Hospital customers
Expected loss rate	12%	14%	26%	41%	66%
Trade receivables and contract assets, gross	12,628	14,550	17,295	16,851	8,871	70,195
Loss allowance	1,538	1,980	4,571	6,980	5,816	20,885

Other customers
Expected loss rate	3%	12%	46%	78%	100%
Trade receivables and contract assets, gross	83,090	29,691	4,439	1,085	1,238	119,543
Loss allowance	2,798	3,653	2,035	845	1,238	10,569

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)
3.1	Financial risk factors (Continued)

(b)Credit risk (Continued)

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

		Between	Between
	Less than	1 and 2	2 and 5	Over 5
	1 year	years	years	years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2021

Borrowings	20,206	—	—	—	20,206
Lease liabilities	22,811	19,850	16,351	1,682	60,694
Trade payables	55,767	—	—	—	55,767
Other payables	92,488	—	—	—	92,488
Amounts due to related parties	3	—	—	—	3
Other non-current liabilities	—	—	13,961	—	13,961
Total	191,275	19,850	30,312	1,682	243,119

As of December 31, 2022

Borrowings	113,066	7,206	—	—	120,272
Lease liabilities	23,145	12,359	10,141	—	45,645
Trade payables	63,048	—	—	—	63,048
Other payables	116,160	—	—	—	116,160
Other non-current liabilities	—	—	15,090	—	15,090
Total	315,419	19,565	25,231	—	360,215

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)
3.2	Capital management

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

The Group monitors capital on the basis of the debt-to-adjusted capital ratio. This ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Adjusted capital comprises all components of equity as shown in the consolidated balance sheets. As of December 31, 2021 and 2022, the Group has no net debt outstanding.

3.3	Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as of December 31, 2021 and 2022 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(i)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
(ii)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
(iii)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)
3.3	Fair value estimation (Continued)

		Level 1	Level 2	Level 3	Total
	Notes	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2021

Assets
Financial assets at fair value through profit or loss
- other investments	21(i)	—	—	49,780	49,780
- wealth management products	21(ii)	—	—	144,361	144,361
- equity security	21(iii)	7,082	—	—	7,082
Derivative financial instruments - foreign currency forwards	22	—	2,002	—	2,002
Total		7,082	2,002	194,141	203,225

As of December 31, 2022

Assets
Financial assets at fair value through profit or loss
- other investments	21(i)	—	—	50,496	50,496
- wealth management products	21(ii)	—	—	151,509	151,509
- equity security	21(iii)	5,917	—	—	5,917
Total		5,917	—	202,005	207,922

There were no transfers between levels 1, 2 and 3 during the reported periods.

Financial instruments in Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	Discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate; and
●	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.

Level 3 instruments of the Group’s assets and liabilities include wealth management products and other investments measured at FVPL respectively.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)
3.3	Fair value estimation (Continued)

The following table presents the movements in level 3 instruments for the reported periods.

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Wealth management products
Opening balance	122,224	130,002	144,361
Additions	1,628,558	1,650,355	1,180,045
Gain/(loss) recognized in other income and gains/(losses) – net (Note 9)	4,652	(5,867)	(12,363)
Redemptions	(1,625,106)	(1,628,463)	(1,169,346)
Exchange differences	(326)	(1,666)	8,812
Closing balance	130,002	144,361	151,509
Other investments
Opening balance	—	19,609	49,780
Additions	19,000	28,895	—
Fair value change recognized in profit or loss (Note 9)	609	1,668	(1,640)
Exchange differences	—	(392)	2,356
Closing balance	19,609	49,780	50,496

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

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical accounting estimates and judgments (Continued)
(b)	Current and deferred income taxes
(i)	Deferred income tax

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

(c)	Consolidation of VIEs

As disclosed in Note 2.4.1(b), notwithstanding the fact that the Group does not hold direct equity interests in the VIEs, it has power over the VIEs and receives substantially all the economic benefits from the business activities of the VIEs through the Contractual Arrangements. Accordingly, the VIEs and subsidiaries of VIEs’ financial statements have also been consolidated by the Company for accounting purposes.

5.	Segment reporting

Management reviews the operating results of the business based on operating segments to make decisions about resources to be allocated. Management presents the following segments by which the CODM makes strategic decisions (Note 6):

-	Diagnosis and monitoring – provision for LDT services
-	Diagnosis and monitoring – sale of IVD products
-	Development services

The major operating entities of the Group are domiciled in the PRC. Accordingly, substantially all of the Group’s operating results were derived from the PRC during the reported periods. As of December 31, 2021 and 2022, substantially all of the Group’s non-current assets were located in the PRC.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Revenue and segment information

	Diagnosis and	Diagnosis and
	monitoring	monitoring
	– provision of	– sale of IVD	Development
	LDT services	products	services	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31,2020
Revenue	291,702	93,982	38,801	424,485
Segment profit	198,170	60,266	1,781	260,217
Year ended December 31,2021
Revenue	337,844	154,543	39,563	531,950
Segment profit	231,186	99,993	6,788	337,967
Year ended December 31,2022
Revenue	542,338	60,269	48,099	650,706
Segment profit	250,819	24,734	5,875	281,428

Reconciliation of segment profits to loss for the year:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Total segment profits	260,217	337,967	281,428
Unallocated expenses
- operating expenses	(528,593)	(855,815)	(983,434)
- finance income/(costs) – net	22,703	15,250	(108,624)
- losses from financial instruments with preferred rights	(2,823,370)	—	—
Loss for the year	(3,069,043)	(502,598)	(810,630)

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Timing of revenue recognition
- over time	265,137	218,754	188,827
- at a point in time	159,348	313,196	461,879
	424,485	531,950	650,706

The Group has recognized the following assets and liabilities related to contracts with customers:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Contract assets	8,458	18,464
Less: loss allowance	(683)	(3,767)
	7,775	14,697
Contract liabilities	11,962	9,589
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	6,607	8,303

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Revenue and segment information (Continued)

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

7.	Expenses by nature

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cost of inventories and consumables used (Note 17)	148,988	209,833	231,780
Employee benefit expenses (Note 8)	268,986	414,604	487,788
Depreciation on property, plant and equipment (Note 13)	33,466	36,865	50,693
Depreciation on right-of-use assets (Note 14)	18,277	23,821	22,125
Amortization on intangible assets (Note 15)	1,452	2,399	4,606
Loss allowance for trade and other receivables and contract assets	14,843	37,032	59,010
Promotion expenses	131,209	167,298	185,597
Rental, utilities and office expenses	16,347	27,472	25,130
Professional service fees	36,135	88,829	89,817

8.	Employee benefit expenses

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	195,462	279,443	361,797
Welfare expenses	8,637	10,711	23,167
Housing funds	14,799	21,299	26,610
Contributions to pension plans (Note)	20,137	49,007	58,721
Share-based compensation expenses (Note 27(d))	29,951	54,144	17,493
	268,986	414,604	487,788

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

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Employee benefit expenses (Continued)

Employee benefit expenses were charged in the following categories in the consolidated statements of loss:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cost of revenue	27,108	35,589	57,795
Selling expenses	101,379	142,699	148,963
Administrative expenses	64,610	101,957	121,185
Research and development expenses	75,889	134,359	159,845
	268,986	414,604	487,788

9.	Other income and gains/(losses) – net

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Investment income from wealth management products	4,182	4,925	3,366

Dividends from equity security	—	745	422

Fair value gain/(loss) on
- wealth management products	470	(10,792)	(15,729)
- equity security	(3,153)	(3,011)	(1,733)
- other investments	609	1,668	(1,640)
- derivative financial instruments	196	2,002	—

Gain/(loss) on
- settlement of derivative financial instruments	1,550	8,709	—
- disposal of property, plant and equipment	—	—	(302)
- disposal of right-of-use assets	—	(846)	(182)
- disposal of subsidiaries	—	2,305	—

Government grants (Note)	3,869	3,991	8,710
Amortization on deferred income from ADS depository (Note 29)	2,405	4,373	3,756
Donations	(2,327)	(9,866)	(678)
Others	725	1,126	1,344
	8,526	5,329	(2,666)

Note:

Government grants are subsidies received for compensating the Group’s research and development expenses incurred for certain projects and other operating activities.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Finance income/(costs) – net

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Finance income
Interests from
- bank deposits	433	1,189	1,947
- others	—	204	914
Net exchange gains	27,897	19,108	—
	28,330	20,501	2,861
Finance costs
Interests on
- lease liabilities	(2,069)	(2,999)	(2,459)
- borrowings	(3,298)	(1,311)	(3,914)
- redemption liabilities (Note 31)	—	(941)	(1,148)
Net exchange losses	—	—	(103,964)
Others	(260)	—	—
	(5,627)	(5,251)	(111,485)
Finance income/(costs) – net	22,703	15,250	(108,624)

11.	Income tax expense

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

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of respective PRC Group companies during the reported periods in accordance with relevant PRC enterprise income tax rules and regulations (“EIT Law”) except for certain Group companies in PRC with preferential tax rates as detailed below.

No provision for PRC corporate income tax has been made for the reported periods as the Group has no such assessable profit for the years.

The reconciliation between the Group’s actual tax charge and the amount that is calculated based on the statutory income tax rate of 25% in the PRC is as follows:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loss before income tax	(3,069,043)	(502,598)	(810,630)
Tax credits calculated at statutory tax rate of 25%	(767,261)	(125,650)	(202,658)
Effects of preferential tax rates and different tax rates in other jurisdictions (Note (i))	18,900	51,843	76,018
Expenses not deductible for income tax purpose (Note (ii))	722,458	29,102	36,891
Super deduction of research and development expenses	(8,390)	(11,416)	(11,056)
Tax losses and deductible temporary differences for which no deferred income tax assets were recognized	34,293	56,121	100,805
Income tax expense	—	—	—

Note:

(i)	Certain Group companies in PRC have been eligible as High/New Technology Enterprises with preferential tax rate of 15% as set out in PRC EIT Law.
(ii)	These mainly include fair value loss of financial instruments with preferred rights during 2020.

The Group did not recognize deferred income tax assets amounting to approximately RMB196 million and RMB297 million as of December 31, 2021 and 2022 respectively in respect of tax losses and deductible temporary differences that can be carried forward against future taxable income.

The unrecognized tax losses of approximately RMB1,188 million and RMB1,705 million as of December 31, 2021 and 2022 will progressively expire until 2031 and 2032 respectively.

As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

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

	Year ended December 31,
	2020	2021	2022
Loss attributable to owners of the Company (RMB’000)	(3,069,043)	(496,238)	(808,403)
Weighted average number of ordinary shares outstanding (in thousands) (Note)	301,380	460,547	463,976
Basic loss per share (RMB)	(10.18)	(1.08)	(1.74)
Basic loss per ADS (RMB)	(50.92)	(5.39)	(8.71)

Awards granted under share-based compensation plans and preferred shares are considered as potential dilutive shares throughout the reporting periods. However, due to the Group's negative financial results for the reported periods, the potential dilutive shares have anti-dilutive effect on loss per share if they are converted to ordinary shares. Thus diluted loss per share/ADS is equivalent to basic loss per share/ADS.

Note:

Movement of number of ordinary shares outstanding (excluding treasury shares) for the reported periods are shown as follows.

	Year ended December 31,
	2020	2021	2022
	in thousands	in thousands	in thousands
At beginning of the year	123,584	456,707	462,869
Ordinary shares
— issued upon IPO	80,000	—	—
— converted from preferred shares upon IPO	220,332	—	—
Restricted shares vested*	17,894	—	—
Awards vested**	14,897	6,162	1,928
At end of the year	456,707	462,869	464,797

*	considered in the calculation when they vested on monthly basis
**	represent awards with nominal subscription prices which have been vested but not yet exercised at end of the year

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Property, plant and equipment

		Office
	Instruments	equipment
	and	and	Transporting	Leasehold
	equipment	furniture	equipment	improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	147,658	3,953	469	21,081	173,161
Accumulated depreciation	(73,095)	(1,754)	(166)	(15,133)	(90,148)
Net book value	74,563	2,199	303	5,948	83,013
Year ended December 31, 2020
Opening net book value	74,563	2,199	303	5,948	83,013
Additions	19,573	908	—	6,896	27,377
Depreciation	(28,038)	(784)	(112)	(4,532)	(33,466)
Exchange differences	(33)	—	—	—	(33)
Closing net book value	66,065	2,323	191	8,312	76,891
As of December 31, 2020
Cost	167,085	4,861	469	27,977	200,392
Accumulated depreciation	(101,020)	(2,538)	(278)	(19,665)	(123,501)
Net book value	66,065	2,323	191	8,312	76,891
Year ended December 31, 2021
Opening net book value	66,065	2,323	191	8,312	76,891
Additions	58,169	1,683	—	10,827	70,679
Disposals	(313)	(54)	—	(35)	(402)
Depreciation	(29,729)	(910)	(112)	(6,114)	(36,865)
Exchange differences	(17)	(1)	—	—	(18)
Closing net book value	94,175	3,041	79	12,990	110,285
As of December 31, 2021
Cost	222,203	5,971	469	36,652	265,295
Accumulated depreciation	(128,028)	(2,930)	(390)	(23,662)	(155,010)
Net book value	94,175	3,041	79	12,990	110,285
Year ended December 31, 2022
Opening net book value	94,175	3,041	79	12,990	110,285
Additions	35,105	258	—	43,703	79,066
Disposals	(318)	(5)	—	(217)	(540)
Depreciation	(42,319)	(900)	(56)	(7,418)	(50,693)
Exchange differences	405	24	—	206	635
Closing net book value	87,048	2,418	23	49,264	138,753
As of December 31, 2022
Cost	256,216	6,152	469	77,144	339,981
Accumulated depreciation	(169,168)	(3,734)	(446)	(27,880)	(201,228)
Net book value	87,048	2,418	23	49,264	138,753

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Leases
(a)	Amounts recognized in the consolidated balance sheets are as follows:
(i)	Right-of-use assets

		Office
	Properties	equipment	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	57,916	50	57,966
Accumulated depreciation	(14,766)	(18)	(14,784)
Net book value	43,150	32	43,182
Year ended December 31, 2020
Opening net book value	43,150	32	43,182
Additions	34,801	—	34,801
Depreciation	(18,259)	(18)	(18,277)
Closing net book value	59,692	14	59,706
As of December 31, 2020
Cost	92,717	50	92,767
Accumulated depreciation	(33,025)	(36)	(33,061)
Net book value	59,692	14	59,706
Year ended December 31, 2021
Opening net book value	59,692	14	59,706
Additions	17,495	—	17,495
Disposals	(719)	—	(719)
Depreciation	(23,807)	(14)	(23,821)
Exchange differences	(587)	—	(587)
Closing net book value	52,074	—	52,074
As of December 31, 2021
Cost	101,469	—	101,469
Accumulated depreciation	(49,395)	—	(49,395)
Net book value	52,074	—	52,074
Year ended December 31, 2022
Opening net book value	52,074	—	52,074
Additions	9,187	—	9,187
Disposals	(1,215)	—	(1,215)
Depreciation	(22,125)	—	(22,125)
Exchange differences	963	—	963
Closing net book value	38,884	—	38,884
As of December 31, 2022
Cost	97,940	—	97,940
Accumulated depreciation	(59,056)	—	(59,056)
Net book value	38,884	—	38,884

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.Leases (Continued)

(a)Amounts recognized in the consolidated balance sheets are as follows (Continued):

(ii)	Lease liabilities

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Non-current	33,865	20,245
Current	20,572	21,490
	54,437	41,735

(b)Amounts recognized in the consolidated statements of loss in addition to depreciation shown above are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Interest expense (included in finance costs) (Note 10)	2,069	2,999	2,459
Expense relating to short-term leases (included in cost of revenue, selling expenses, administrative expenses and research and development expenses)	530	2,413	3,091
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of revenue, selling expenses, administrative expenses and research and development expenses)	521	214	332

(c)	The total cash outflows for leases in 2020, 2021 and 2022 was RMB22,726,000, RMB27,298,000 and RMB28,032,000, respectively.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.Intangible assets

		Patented
	Software	technology	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	7,679	230	2,030	9,939
Accumulated amortization and impairment	(2,197)	(230)	(2,030)	(4,457)
Net book value	5,482	—	—	5,482
Year ended December 31, 2020
Opening net book value	5,482	—	—	5,482
Additions	8,253	—	—	8,253
Amortization	(1,452)	—	—	(1,452)
Exchange differences	(18)	—	—	(18)
Closing net book value	12,265	—	—	12,265
As of December 31, 2020
Cost	15,798	230	2,030	18,058
Accumulated amortization and impairment	(3,533)	(230)	(2,030)	(5,793)
Net book value	12,265	—	—	12,265
Year ended December 31, 2021
Opening net book value	12,265	—	—	12,265
Additions	10,849	—	—	10,849
Amortization	(2,399)	—	—	(2,399)
Exchange differences	(20)	—	—	(20)
Closing net book value	20,695	—	—	20,695
As of December 31, 2021
Cost	26,582	230	2,030	28,842
Accumulated amortization and impairment	(5,887)	(230)	(2,030)	(8,147)
Net book value	20,695	—	—	20,695
Year ended December 31, 2022
Opening net book value	20,695	—	—	20,695
Additions	16,098	—	—	16,098
Disposals	(329)	—	—	(329)
Amortization	(4,606)	—	—	(4,606)
Exchange differences	210	—	—	210
Closing net book value	32,068	—	—	32,068
As of December 31, 2022
Cost	42,717	—	—	42,717
Accumulated amortization and impairment	(10,649)	—	—	(10,649)
Net book value	32,068	—	—	32,068

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.Financial instruments by category

		Financial
	Financial	assets at
Financial assets	assets at FVPL	amortized cost	Total
	RMB’000	RMB’000	RMB’000
As of December 31, 2021

Trade receivables	—	282,113	282,113
Other receivables	—	34,595	34,595
Amounts due from related parties	—	597	597
Financial assets at fair value through profit or loss	201,223	—	201,223
Derivative financial instruments	2,002	—	2,002
Cash and cash equivalents	—	639,042	639,042
	203,225	956,347	1,159,572
As of December 31, 2022

Trade receivables	—	243,123	243,123
Other receivables	—	29,205	29,205
Amounts due from related parties	—	110	110
Financial assets at fair value through profit or loss	207,922	—	207,922
Cash and cash equivalents	—	176,266	176,266
	207,922	448,704	656,626

		Financial
	Financial	liabilities at
Financial liabilities	liabilities at FVPL	amortized cost	Total
	RMB’000	RMB’000	RMB’000
As of December 31, 2021

Borrowings	—	19,554	19,554
Lease liabilities	—	54,437	54,437
Trade payables	—	55,767	55,767
Other payables	—	92,488	92,488
Amounts due to related parties	—	3	3
Other non-current liabilities	—	8,612	8,612
	—	230,861	230,861
As of December 31, 2022

Borrowings	—	116,832	116,832
Lease liabilities	—	41,735	41,735
Trade payables	—	63,048	63,048
Other payables	—	116,160	116,160
Other non-current liabilities	—	9,760	9,760
	—	347,535	347,535

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.Inventories

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Raw materials	23,251	34,910
Work-in-progress	2,260	29
Finished goods	10,092	7,488
	35,603	42,427

Inventories recognized as expenses during each of the years ended December 31, 2020, 2021 and 2022 amounted to RMB148,988,000, RMB209,833,000 and RMB231,780,000 respectively, most of which are included in cost of revenue in consolidated statements of loss.

18.Other current assets

These include deductible value-added tax (“VAT”) balances which can offset against future VAT payables.

19.	Trade receivables

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Trade receivables, gross	336,136	346,683
Less: loss allowance	(54,023)	(103,560)
	282,113	243,123

Trade receivables are generally due for settlement within 30 days, except for those of IVD product sales up to 12 months. As of December 31, 2021 and 2022, majority of the trade receivables are aged within one year. The expected credit losses of trade receivables and the Group’s exposure to credit risk are disclosed in Note 3.1(b).

20.Other receivables and prepayments

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Deposits	7,344	5,172
Prepayment for goods and service	59,058	40,301
Prepayment for rental expenses	536	812
Others	31,431	25,988
	98,369	72,273
Less: loss allowance	(474)	(6,842)
	97,895	65,431

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.Financial assets at fair value through profit or loss

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Non-current
Other investments (Note (i))	49,780	50,496

Current
Wealth management products (Note (ii))	144,361	151,509
Equity security (Note (iii))	7,082	5,917
	151,443	157,426

Note:

(i)	In 2020 the Group invested RMB19 million in a biotechnology company and thereby obtained 30% of its equity interests with certain preferred rights in redemption, liquidation and anti-dilution. As such this is investment in an associate being designated as financial assets at FVPL.

In 2021 the Group further invested RMB29 million in total in other biotechnology companies which are classified as financial assets at FVPL.

Above fair values are measured based on discounted cash flow method.

(ii)	Wealth management products held by the Group with various maturities bear floating interest rates at ranges of 1.40%—3.76% and 1.40%—3.03% per annum as of December 31, 2021 and 2022 respectively. The underlying investments were mostly debt instruments with low to moderate risk levels. The fair values of wealth management products are based on discounted cash flows using their expected returns.
(iii)	This is investment of an equity security listed in Hong Kong held for trading with purchase cost of approximately RMB14 million. Its fair value at end of reporting period is determined by closing price quoted in an active stock market.

Changes in fair values of these financial assets are recorded in other income and gains/(losses) — net in the consolidated statements of loss.

22.Derivative financial instruments

As of December 31, 2021, the Group had outstanding foreign currency forwards to sell US$ and buy RMB with maturities within one year. The fair values of these foreign currency forwards were based on the present value of the estimated future cash flows by reference to forward exchange rates and other factors at the balance sheet date.

All of these were settled during 2022.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.Cash and cash equivalents

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Cash at bank
-RMB deposits	365,613	116,685
-US$deposits	273,402	59,560
-HK$deposits	27	21
	639,042	176,266

Cash at banks earns interest at floating rates based on daily bank deposit rates.

Cash at banks denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of China are subject to the rules and regulations of foreign exchange control promulgated by the Government of the PRC.

24.Share capital and share premium

					Nominal
		Number of	Nominal value	Number of	value of
		ordinary	of ordinary	preferred	preferred
	Note	shares	shares	shares	shares
			US$’000		US$’000
Authorized:

As of January 1, 2020		2,286,497,400	46	213,502,600	4
Re-designation upon issuance of Series D-2 preferred shares	(i)	(6,829,500)	—	6,829,500	—
Conversion of preferred shares into ordinary shares	(ii)	220,332,100	4	(220,332,100)	(4)

As of December 31, 2020, 2021 and 2022		2,500,000,000	50	—	—

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.Share capital and share premium (Continued)

		Number of	Nominal value of
		ordinary	ordinary shares		Share
	Note	shares	(Share capital)		premium
			US$’000	RMB’000	RMB’000
Issued:

As of January 1, 2020		141,478,000	3	17	—
Issuance of ordinary shares upon IPO	(ii)	80,000,000	2	11	1,657,782
Conversion of preferred shares into ordinary shares	(ii)	220,332,100	4	31	4,999,780
As of December 31, 2020		441,810,100	9	59	6,657,562

As of January 1, 2021		441,810,100	9	59	6,657,562
Exercise of awards	27(a)	11,164,880	—	2	53,672

As of December 31, 2021		452,974,980	9	61	6,711,234

As of January 1, 2022		452,974,980	9	61	6,711,234
Exercise of awards	27(a)	3,993,550	—	—	23,671

As of December 31, 2022		456,968,530	9	61	6,734,905

Note:

(i)	In February 2020 the Company further issued 6,829,500 Series D-2 preferred shares for a cash consideration of US$10 million.
(ii)	On June 19, 2020, 16,000,000 ADSs (representing 80,000,000 ordinary shares) were offered by the Company upon their listing on NASDAQ. Simultaneously all the 220,332,100 then preferred shares of the Company were converted into ordinary shares.

25.Treasury shares

A total of 93,506,000 ordinary shares of the Company held by the Founders were put in escrow with service conditions and vested on monthly basis or by one tranche which are detailed in Note 27(b) and Note 27(c) respectively. As of December 31, 2021 and December 31, 2022, all the ordinary shares in escrow were vested and released.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.Reserves

(a)Share-based compensation reserve

The share-based compensation reserve represents the fair value of the actual or estimated number of unvested restricted shares and unexercised awards granted to employees recognized in accordance with the accounting policy adopted for equity-settled share-based payments in Note 2.21 to the financial statements.

(b)Other reserve

Other reserve mainly includes the reserve transferred from share-based compensation reserve upon vesting of restricted shares.

(c)Other comprehensive losses

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

(d)Statutory reserves

In accordance with the PRC regulations and the articles of association of the PRC companies now comprising the Group, before annual profit distribution companies registered in the PRC are required to set aside 10% of its net profit for the year after offsetting any prior year losses as determined under relevant PRC accounting standards to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of the company’s registered capital, any further appropriation is optional. No profit appropriation to the reserve fund was made for those Group companies for the reported periods as they were in accumulated loss positions.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.Share-based payment

(a)Share incentive plans

The Group has employee share incentive plans for its key employees, key management and consultants, which were approved by its board of directors. The purpose is to provide incentives and rewards to eligible participants for their contribution or potential contribution to the Group and to recruit and retain high calibre persons who are valuable to the Group.

The plans provide for the issuance of up to an aggregate of 54,791,600 of the Company’s ordinary shares, out of which 21,340,740 and 16,534,690 ordinary shares have been issued but deemed not outstanding as of December 31, 2021 and 2022, respectively.

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

Set out below are movements of awards during the reported periods.

	Year ended December 31,
	2020		2021		2022
	Exercise	Number of	Exercise	Number	Exercise	Number of
	price	awards	price	of awards	price	awards
	(Note (iii))		(Note (iii))		(Note (iii))
Outstanding at beginning of the year	US$0.03	23,481,970	US$0.13	26,216,268	US$0.32	17,456,299
Granted during the year	US$0.88	3,035,000	US$0.96	2,701,746	US$0.99	261,045
Exercised during the year	—	—	US$0.03	(11,164,880)	US$0.03	(3,993,550)
Forfeited (Note (i))	US$0.03	(300,702)	US$0.14	(296,835)	US$0.92	(611,430)

Outstanding at end of the year	US$0.13	26,216,268	US$0.32	17,456,299	US$0.39	13,112,364

Exercisable at end of the year (Note (ii))	US$0.03	14,897,089	US$0.10	10,006,742	US$0.22	9,708,447

Note:

(i)	The shares are forfeited if the employment terminates or the performance condition is not met.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.Share-based payment (Continued)

(a)	Share Incentive Plan (Continued)

Note (Continued):

(ii)	Awards are only exercisable after vesting periods.
(iii)	Exercise prices are shown as weighted average as applicable.

The weighted average remaining contractual lives of awards outstanding as of December 31, 2020, 2021 and 2022 are 7.3 years and 6.9 years and 6.1 years, respectively.

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

Based on the fair value of underlying ordinary shares, the Group used Binominal option-pricing model to determine the fair value of awards as of each of the grant dates. Key assumptions for the awards granted are set as below:

Year of grant	2020	2021	2022
Fair values at grant date (US$ per share)	1.76-2.38	1.96-4.51	0.00-1.15
Exercise prices (US$ per share)	0.03-0.99	0.03-0.99	0.99
Risk-free interest rates	0.64%-0.67%	1.48%-1.67%	3.89%-3.90%
Dividend yield	nil	nil	nil
Expected volatilities	54.90%-55.10%	53.40%-55.60%	61.90%-62.13%
Expected term	10 years	10 years	10 years

(b)          Restriction of ordinary shares held by Founders

On May 7, 2015, an aggregate of 16,527,600 ordinary shares of Genetron Health at par value of RMB1.00 per share (equivalent to 82,638,000 ordinary shares of the Company at par value of US$0.03 per share, with each share of Genetron Health having been converted to five shares of the Company in July 2019) were issued to three directors, who are also Founders of Genetron Health. In accordance with Series A financing agreement on July 17, 2015, all the ordinary shares held by the individual Founders were put in escrow since that date with a five-year service condition (which was subsequently fulfilled during 2020). Such restriction was deemed as a compensatory arrangement for services to be provided by the Founders and therefore accounted for as a share-based compensation arrangement.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.Share-based payment (Continued)

(b)	Restriction of ordinary shares held by Founders (Continued)

The movement of the restricted shares for the years ended December 31, 2020, 2021 and 2022 are summarized as below:

Number of restricted shares
of the Company
(in thousands)

Outstanding at January 1, 2020	7,024
Vested and released	(7,024)
Outstanding at December 31, 2020, 2021 and 2022	—

(c)	Share-based payment to a Founder

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

The market condition of target appraised value was met in 2016 and the Founder was allowed to subscribe for 2,173,600 shares (representing 5% of the total number of ordinary and preferred shares then outstanding) of Genetron Health at RMB1.00 per share (equivalent to 10,868,000 shares of the Company at par value of US$0.03 per share, with each share of Genetron Health having been converted to five shares of the Company in July 2019).

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.Share-based payment (Continued)

(d)Share-based compensation expenses were charged in the following categories in the consolidated statements of loss:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cost of revenue	300	808	485
Selling expenses	3,906	15,243	5,206
Administrative expenses	15,013	19,346	4,162
Research and development expenses	10,732	18,747	7,640
	29,951	54,144	17,493

28.Borrowings

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Non-current
Other borrowings (Note (i))	—	7,098
Current
Bank borrowings (Note (ii))	15,153	86,023
Current portion of other borrowings (Note (i))	4,401	23,711
	19,554	109,734
Total	19,554	116,832

Note:

(i)	The Group entered into sale and leaseback agreements with independent parties, to which the Group transferred the ownership of certain instruments and thereby obtained cash proceeds.

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

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.Borrowings (Continued)

Note (Continued):

(ii)	The Group obtained bank facilities with 1-year term with existing ones being progressively expired up to November 2023. Bank borrowings require corporate guarantee provided by certain Group companies in general and bear fixed interest rates at 3.9% and 2.7%-4.7% per annum as of December 31, 2021 and 2022 respectively.

As of December 31, 2021 and 2022, the unutilized bank facilities amounted to RMB 4 million and RMB 63 million respectively.

29.Other payables and accruals

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Payroll and welfare payables	42,612	49,302
Accrued professional service fees	35,368	22,151
Accrued taxes other than income tax	2,583	3,038
Deferred income from ADS depository (Note)	14,995	12,449
Others	61,674	99,066
	157,232	186,006

Note:

After listing in 2020 the Company entered into an agreement with a bank to deposit its ADSs for 5 years (the “deposit period”) and received a fee of US$3.4 million (equivalent to approximately RMB23 million) which is to be amortized over the deposit period.

30.Financial instruments with preferred rights

Prior to listing of the Company, the Group had completed a series of financing by issuing shares with preferred rights including conversion feature, liquidation preferences and redemption rights (“preferred shares”).

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

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.Financial instruments with preferred rights (Continued)

Movements of financial instruments with preferred rights during the years ended December 31, 2020, 2021 and 2022 are:

RMB’000
Year ended December 31, 2020
At January 1, 2020	2,106,334
Issuance (Note 24(i))	70,026
Changes in fair value recognized in profit or loss	2,823,370
Changes in fair value due to own credit risk recognized in OCI	72
Conversion into ordinary shares upon IPO	(4,999,811)
Others	9
At December 31, 2020, 2021 and 2022	—

31.Other non-current liabilities

	As of December 31,
	2021	2022
	RMB’000	RMB’000

Redemption liabilities (Note)	8,612	9,760

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

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.Cash flow information

(a)Reconciliation from loss before income tax to cash used in operations

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loss before income tax	(3,069,043)	(502,598)	(810,630)
Adjustments for:
Depreciation on
- property, plant and equipment	33,466	36,865	50,693
- right-of-use assets	18,277	23,821	22,125
Amortization on intangible assets	1,452	2,399	4,606
Loss allowance for trade and other receivables and contract assets	14,843	37,032	59,010
Investment income from wealth management products	(4,182)	(4,925)	(3,366)
Dividends from equity security	—	(745)	(422)
Fair value loss - net on financial assets at FVPL	1,878	10,133	19,102
(Gain)/loss on
- settlement of derivative financial instruments	(1,550)	(8,709)	—
- disposal of property, plant and equipment	—	—	302
- disposal of right-of-use assets	—	846	182
- disposal of subsidiaries	—	(2,305)	—
Amortization on deferred income of ADS depository	(2,405)	(4,373)	(3,756)
Finance (income)/costs - net	(22,270)	(14,061)	110,571
Share-based compensation expenses	29,951	54,144	17,493
Losses related to financial instruments with preferred rights	2,823,370	—	—
Others	(110)	—	—
Changes in working capital:
- Inventories	(7,075)	(10,632)	(6,824)
- Contract assets	(50)	(7,277)	(10,006)
- Other current assets	7,211	5,795	21,233
- Trade receivables	(95,719)	(153,942)	(10,568)
- Other receivables and prepayments	(22,894)	(44,386)	24,427
- Amounts due from related parties	850	(383)	487
- Trade payables	(9,073)	23,579	13,729
- Contract liabilities	(9,772)	3,545	(2,373)
- Other payables and accruals	11,948	32,054	43,791
- Amounts due to related parties	—	(21)	(3)
Cash used in operations	(300,897)	(524,144)	(460,197)

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.Cash flow information (Continued)

(b)Reconciliation of liabilities arising from financing activities

	Financial
	instruments	Amounts
	with preferred	due to		Lease
	rights	investors	Borrowings	liabilities
	(Note 30)	(Note)	(Note 28)	(Note 14(a)(ii))	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2020	2,106,334	15,000	23,157	44,487	2,188,978
Cash received	70,026	299,051	61,213	—	430,290
Cash repaid	—	(314,388)	(20,703)	(19,577)	(354,668)
Non-cash movements	(2,176,360)	337	409	34,691	(2,140,923)
At December 31, 2020	—	—	64,076	59,601	123,677
At January 1, 2021	—	—	64,076	59,601	123,677
Cash received	—	48,617	25,153	—	73,770
Cash repaid	—	(48,452)	(69,106)	(21,708)	(139,266)
Non-cash movements	—	(165)	(569)	16,544	15,810
At December 31, 2021	—	—	19,554	54,437	73,991
At January 1, 2022	—	—	19,554	54,437	73,991
Cash received	—	—	129,973	—	129,973
Cash repaid	—	—	(32,979)	(21,940)	(54,919)
Non-cash movements	—	—	284	9,238	9,522
At December 31, 2022	—	—	116,832	41,735	158,567

Note:

During 2020 and 2021, certain investors subscribed for approximately RMB299 million and RMB49 million respectively of investments in the Company and received repayments of substantially the same amounts of their historical investments in Genetron Health in the same year.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.Commitments

(a)Capital commitments

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Equipment and intangible assets
- Contracted but not provided for	34,772	162

(b)Lease commitments

The Group leases certain office buildings under non-cancellable lease agreements.

The Group has recognized right-of-use assets for these leases, except for short- term and low-value leases (Note 14). The future minimum lease payables under such non-cancellable leases not recognized in the financial statements at each year-end date are as follows:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
No later than 1 year	1,271	853
Later than 1 year but no later than 3 years	38	22
	1,309	875

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

Names of related parties	Nature of relationship
Edigene (Beijing) Inc.	A director of this entity is also a director of the Company
Beijing Shangyi Zhixin Healthcare Management Ltd.	A director of this entity is also a director of the Company
Hangzhou ImmuQuad Biotechnologies, LLC	A director of this entity is also a director of the Company

In addition to other related party transactions and balances disclosed elsewhere in these financial statements, the following is a summary of significant transactions and balances with related parties during the reported periods and at each year-end.

(a)Interests in subsidiaries of the Company are set out in Note 1.2.
(b)Significant transactions with related parties

(i)Provision of services

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Edigene (Beijing) Inc.	623	1,185	804
Others	898	56	—
	1,521	1,241	804

(ii)Purchase of goods and services

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Beijing Shangyi Zhixin Healthcare Management Ltd.	—	—	1,498
Hangzhou ImmuQuad Biotechnologies, LLC	—	87	—

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.Related party transactions (Continued)

(c)	Balances with related parties

(i)Trade receivables

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Edigene (Beijing) Inc.	597	110

(ii)Trade payables

	As of December 31,
	2021	2022
	RMB’000	RMB’000

Hangzhou ImmuQuad Biotechnologies, LLC	3	—

(d)	Key management compensation

Key management includes directors and senior management personnel. The compensations paid or payable to key management for employee services are shown below:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Salaries and other short-term employee benefits	8,112	10,238	11,777
Contributions to pension plans	107	156	232
Share-based compensation expenses	15,679	15,729	6,682
	23,898	26,123	18,691

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

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.Restricted net assets and parent company only condensed financial information (Continued)

(a)	Balance sheets

	As of December 31,
	2021	2022	2022
	RMB’000	RMB’000	US$’000
			Note 2.5(d)
ASSETS
Non-current assets
Interests in subsidiaries	1,138,922	558,800	81,018
Financial assets at fair value through profit or loss	25,503	27,859	4,039
Prepayments	19,766	—	—
Total non-current assets	1,184,191	586,659	85,057
Current assets
Other receivables and prepayments	7,170	16,765	2,431
Amounts due from Group companies	6,713	735	106
Financial assets at fair value through profit or loss	91,562	83,207	12,063
Cash and cash equivalents	44,691	4,211	611
Total current assets	150,136	104,918	15,211
Total assets	1,334,327	691,577	100,268
LIABILITIES
Non-current liabilities
Amounts due to Group companies	75,457	106,688	15,468
Total non-current liabilities	75,457	106,688	15,468
Current liabilities
Other payables and accruals	51,837	36,260	5,257
Amounts due to Group companies	1,442	2,507	363
Total current liabilities	53,279	38,767	5,620
Total liabilities	128,736	145,455	21,088
Net assets	1,205,591	546,122	79,180
SHAREHOLDERS’ /EQUITY
Share capital	61	61	9
Share premium	6,711,234	6,734,905	976,469
Other reserves	(69,091)	56,172	8,144
Accumulated losses	(5,436,613)	(6,245,016)	(905,442)
Total shareholders’ equity	1,205,591	546,122	79,180

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.Restricted net assets and parent company only condensed financial information (Continued)

(b)	Statements of loss

	Year ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	US$’000
				Note 2.5(d)
Administrative expenses	(19,480)	(51,124)	(48,689)	(7,059)
Other income and gains/(losses) - net	833	385	(13,329)	(1,933)
Finance (costs)/income – net	(1,230)	(479)	1,045	152
Fair value loss of financial instruments with preferred rights	(2,823,370)	—	—	—
Equity method on loss of subsidiaries	(225,796)	(445,020)	(747,430)	(108,367)
Loss before income tax	(3,069,043)	(496,238)	(808,403)	(117,207)
Income tax expense	—	—	—	—
Loss for the year	(3,069,043)	(496,238)	(808,403)	(117,207)

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.Restricted net assets and parent company only condensed financial information (Continued)

(c)	Statements of cash flows

	Year ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	US$’000
				Note 2.5(d)
Cash flows from operating activities
Cash used in operations	(36,241)	(35,706)	(36,359)	(5,272)
Net cash used in operating activities	(36,241)	(35,706)	(36,359)	(5,272)
Cash flows from investing activities
Investment in subsidiaries	(1,006,010)	(886,610)	(24,302)	(3,523)
Purchase of wealth management products	(21,858)	(274,955)	—	—
Redemption of wealth management products	—	199,096	—	—
Investment income from wealth management products	—	1,467	—	—
Purchase of equity security	(13,721)	—	—	—
Purchase of other investments	—	(25,894)	—	—
Purchase of derivative financial instruments	(68,078)	(350,744)	—	—
Settlement of derivative financial instruments	69,628	359,165	—	—
Others	(294)	(66)	(7,106)	(1,030)
Net cash used in investing activities	(1,040,333)	(978,541)	(31,408)	(4,553)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	1,676,816	—	—	—
Proceeds from ADS depository	23,069	—	—	—
Proceeds from issuance of financial instruments with preferred rights	70,026	—	—	—
Repurchase of ordinary shares	(4,102)	—	—	—
Proceeds from investors to the Company	299,051	48,617	—	—
Proceeds from exercise of awards	—	2,169	843	123
Proceeds from loans from Group companies	—	75,457	25,000	3,624
Payments in relation to listing expenses	(21,691)	—	—	—
Net cash generated from financing activities	2,043,169	126,243	25,843	3,747
Net increase/(decrease) in cash and cash equivalents	966,595	(888,004)	(41,924)	(6,078)
Cash and cash equivalents at beginning of year	122,104	941,541	44,691	6,480
Exchange differences on cash and cash equivalents	(147,158)	(8,846)	1,444	209
Cash and cash equivalents at end of year	941,541	44,691	4,211	611

(d)	The Company did not have any significant guarantees, capital or other commitments as of December 31, 2021 and 2022. The VIEs and subsidiaries of VIEs did not pay any dividends to the Company for the reported periods.